

Bio-Rad Laboratories, Inc.
1000 Alfred Nobel Drive
Hercules, California 94547

Notice of Annual Meeting of Stockholders

Tuesday, April 21, 2026

4:00 p.m. Pacific Daylight Time
1000 Alfred Nobel Drive, Hercules, California 94547

❯ TO THE STOCKHOLDERS OF BIO-RAD LABORATORIES, INC.:

The annual meeting of the stockholders of Bio-Rad Laboratories, Inc. will be held at our corporate offices, 1000 Alfred Nobel Drive, Hercules, California 94547 on Tuesday, April 21, 2026 at 4:00 p.m., Pacific Daylight Time to consider and vote on:

1. The election of two directors by the holders of outstanding Class A Common Stock and four directors by the holders of outstanding Class B Common Stock;
2. A proposal to ratify the selection of KPMG LLP as our independent auditors for the fiscal year ending December 31, 2026;
3. An advisory (non-binding) vote to approve executive compensation;
4. Approval of the Amended Bio-Rad Laboratories, Inc. 2017 Incentive Award Plan;
5. A stockholder proposal, if properly presented at the annual meeting; and
6. Such other matters as may properly come before the meeting and at any adjournments or postponements thereof.

Our Board of Directors has fixed the close of business on February 23, 2026 as the record date for the determination of stockholders entitled to notice of and to vote at this annual meeting and at any adjournments or postponements thereof. Our stock transfer books will not be closed.

All stockholders are invited to attend the annual meeting in person, but those who are unable to do so are urged to execute and return promptly the enclosed proxy card(s) in the provided postage-paid envelope. Since the holders of a majority of the outstanding shares of each class of our common stock must be present or represented at the annual meeting to elect directors and the holders of a majority of our Voting Power must be present or represented at the annual meeting to conduct the other business matters referred to above, your promptness in returning the enclosed proxy card(s) will be greatly appreciated. Your proxy is revocable and will not affect your right to vote in person at the annual meeting in the event you attend the meeting and revoke your proxy.

This proxy statement and the accompanying proxy card(s) are first being distributed to stockholders of record on or about March 25, 2026.

Hercules, California

March 25, 2026

By order of the Board of Directors
BIO-RAD LABORATORIES, INC.

Catherine D. Elder

Catherine D. Elder
Assistant Secretary

Important Notice Regarding the Internet Availability of Proxy Materials for our 2026 Annual Meeting of Stockholders to be held on April 21, 2026: The proxy statement and annual report of Bio-Rad Laboratories, Inc. are available at www.bio-radproxy.com.

Table of Contents

Proxy Summary

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting. Page references are supplied to help you find further information in this proxy statement. This proxy statement and the accompanying proxy card(s) are first being distributed to stockholders of record on or about March 25, 2026.

Bio-Rad 2026 Annual Meeting of Stockholders

- Date and Time: Tuesday, April 21, 2026 at 4 p.m. Pacific Daylight Time
- Location: 1000 Alfred Nobel Drive, Hercules, California 94547
- Record Date: February 23, 2026

Eligibility to Vote (page 6)

You can vote if you are a holder of our Class A Common Stock or Class B Common Stock at the close of business on February 23, 2026.

How to Cast Your Vote (page 7)

You can vote by any of the following methods:

- Promptly completing, signing and returning your proxy card(s) by mail;
- On the internet or by telephone, pursuant to the instructions provided on the proxy card(s) provided to you with your printed proxy materials; or
- In person, at the annual meeting.

If a bank, broker or other nominee is the record holder of your stock on February 23, 2026, you will be able to vote by following the instructions on the voting instruction form or notice that you receive from your bank, broker or other nominee.

Voting Matters (pages 8, 17, 19, 20 and 50)

Item		Board Vote Recommendation	Page Reference (for more detail)
1.	Election of Directors	FOR each Director Nominee	8
2.	Ratification of Auditors	FOR	17
3.	An Advisory (Non-Binding) Vote to Approve Executive Compensation	FOR	19
4.	Approval of the Amended Bio-Rad Laboratories, Inc. 2017 Incentive Award Plan	FOR	20
5.	Stockholder Proposal Regarding Dual Class Capital Structure	AGAINST	50

Board Nominees (page 8)

Name	Age	Director since	Occupation	Independent Under NYSE Rules	Committee Memberships	Other Public Company Boards
Jeffrey L. Edwards	65	2017	Former EVP, Chief Financial Officer of Allergan, Inc.	Yes	– Audit – Compensation – Legal & Regulatory Compliance	Kyntra Bio, Inc. Clearside Biomedical, Inc.
Gregory K. Hinckley	79	2017	Former President of Mentor Graphics Corporation	Yes	– Audit – Compensation	SI-BONE, Inc.
Melinda Litherland	68	2017	Retired Partner, Deloitte & Touche LLP	Yes	– Audit – Legal & Regulatory Compliance	Rapid Micro Biosystems, Inc.
Arnold A. Pinkston	67	2017	Former Corporate Vice President, General Counsel of Edwards Lifesciences Corporation	Yes	– Legal & Regulatory Compliance	
Allison Schwartz	45	2022	Vice President, Global Supply Chain Clinical Diagnostics Group Operations of Bio-Rad Laboratories, Inc.	No		
Norman Schwartz	76	1995	Chief Executive Officer and Chairman of the Board of Bio-Rad	No		

Auditors (page 17)

We are asking our stockholders to ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026. Set forth below is summary information with respect to the aggregate fees billed for professional services rendered for the fiscal years ended December 31, 2025 and 2024 by KPMG LLP.

	2025	2024
Audit Fees	$6,192,000	$6,243,000
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	244,000	22,000

Advisory (Non-Binding) Vote to Approve Executive Compensation (page 19)

We are asking our stockholders to cast a non-binding advisory vote to approve the compensation of our named executive officers.

Approval of the Amended Bio-Rad Laboratories, Inc. 2017 Incentive Award Plan (page 20)

We are asking our stockholders to approve the Amended Bio-Rad Laboratories, Inc. 2017 Incentive Award Plan to (i) increase the shares of common stock reserved for issuance under the plan by 335,000 shares and (ii) extend the expiration date of the plan by approximately two years to March 18, 2036.

Stockholder Proposal Regarding Dual Class Capital Structure (page 50)

A stockholder proposal is expected to be presented for a vote at the annual meeting.

Proxy Statement

2026 ANNUAL MEETING

Our Board of Directors is soliciting the enclosed proxy in connection with our 2026 annual meeting of stockholders (the "Annual Meeting") to be held our corporate offices, 1000 Alfred Nobel Drive, Hercules, California 94547 on Tuesday, April 21, 2026 at 4:00 p.m., Pacific Daylight Time, and at any adjournments or postponements thereof. Copies of this proxy statement and the accompanying notice and proxy card(s) are first being mailed on or about March 25, 2026 to all stockholders entitled to vote. We refer to Bio-Rad Laboratories, Inc. in this proxy statement as "we," "our," the "Company" or "Bio-Rad".

General Information About the Meeting and Voting

What items of business will be voted on at the Annual Meeting?

The items of business scheduled to be voted on at the Annual Meeting are:

- The election of two directors by the holders of outstanding Class A Common Stock and four directors by the holders of outstanding Class B Common Stock;
- A proposal to ratify the selection of KPMG LLP as our independent auditors for the fiscal year ending December 31, 2026;
- An advisory (non-binding) vote to approve executive compensation;
- Approval of the Amended Bio-Rad Laboratories, Inc. 2017 Incentive Award Plan;
- A stockholder proposal, if properly presented at the annual meeting; and
- Such other matters as may properly come before the meeting and at any adjournments or postponements thereof.

What is included in the proxy materials?

The proxy materials include:
- Our proxy statement for the Annual Meeting;
- Our 2025 Annual Report to Stockholders, which consists of our Annual Report on Form 10-K for the fiscal year ended December 31, 2025; and
- Proxy card(s) for the Annual Meeting.

What shares can I vote?

Our securities entitled to vote at the meeting consist of Class A Common Stock and Class B Common Stock (collectively, "Common Stock"). As of the close of business on February 23, 2026 (the "Record Date"), we had 21,924,404 shares of Class A Common Stock and 5,065,990 shares of Class B Common Stock issued and outstanding.

How many votes am I entitled to per share?

For all matters where the holders of Class A Common Stock and Class B Common Stock vote together as a class, each share of Class A Common Stock is entitled to one-tenth of a vote and each share of Class B Common Stock is entitled to one vote. For all matters where the holders of Class A Common Stock and Class B Common Stock vote separately, including the election of directors, each share of Class A Common Stock and each share of Class B Common Stock is entitled to one vote. The sum of one-tenth the number of outstanding shares of Class A Common Stock and the number of outstanding shares of Class B Common Stock constitutes our "Voting Power."

What constitutes a quorum for the Annual Meeting?

The presence, in attendance or by proxy, of the holders of a majority of our Voting Power, as defined above, will constitute a quorum for the transaction of business; provided, however, that the election of the Class A and Class B directors shall require the presence, in attendance or by proxy, of the holders of a majority of the outstanding shares of each respective class.

How many votes are needed to approve each item of business?

Six directors are to be elected at the meeting. The holders of Class A Common Stock, voting as a separate class, are entitled to elect two directors. The holders of Class B Common Stock, also voting as a separate class, are entitled to elect the other four directors. Our stockholders do not have any right to vote cumulatively in any election of directors. Directors elected by each class shall be elected by a majority of the votes cast in the respective class.

The proposal to ratify the appointment of our independent auditors, the advisory (non-binding) vote to approve executive compensation, the approval of the Amended Bio-Rad Laboratories, Inc. 2017 Incentive Award Plan, and the stockholder proposal must each receive the affirmative vote of a majority of our Voting Power present or represented by proxy at the meeting and entitled to vote on such matter in order for it to be approved.

What effect do broker non-votes and abstentions have on the items of business?

The term "broker non-votes" refers to shares held by a brokerage firm or other nominee (for the benefit of its client) that are represented at the meeting, but with respect to which such broker or nominee is not instructed to vote by the beneficial holder on a particular proposal and does not have discretionary authority to vote on that proposal. Brokers and nominees do not have discretionary voting authority on certain non-routine matters, including the election of directors, the advisory (non-binding) vote to approve executive compensation, the approval of the Amended Bio-Rad Laboratories, Inc. 2017 Incentive Award Plan, and the stockholder proposal, and accordingly, may not vote on such matters absent instructions from the beneficial holder. Broker non-votes will not be counted in determining the number of votes cast on these non-routine matters. Brokers have discretionary authority to vote on the ratification of the Company's independent auditors.

For purposes of determining the presence of a quorum, broker non-votes, as well as abstentions, will be counted as shares that are present and entitled to vote. With respect to the election of directors, broker non-votes and abstentions will not affect the outcome of a director's election. With respect to the proposal to ratify the appointment of our independent auditors, there will be no broker non-votes in connection with this proposal because brokers have discretionary authority to vote on the ratification of the Company's independent auditors, and abstentions will have the same effect as a vote against this proposal. With respect to the advisory (non-binding) vote to approve executive compensation, the approval of the Amended Bio-Rad Laboratories, Inc. 2017 Incentive Award Plan, and the stockholder proposal, abstentions will have the same effect as a vote against the proposal and broker non-votes will have no effect on the vote for the proposal.

How do I vote?

If you are the record holder of your stock as of the Record Date, you may submit a proxy by executing and returning the enclosed proxy card(s) in the provided postage-paid envelope. You may also vote on the internet or by telephone, pursuant to the instructions provided on the proxy card(s) provided to you with your printed proxy materials, or you may attend the Annual Meeting and vote your shares in person.

If a bank, broker or other nominee is the record holder of your stock on the Record Date, you will be able to vote by following the instructions on the voting instruction form or notice that you receive from your bank, broker or other nominee.

What happens if I do not provide instructions on how to vote or if other matters are presented for determination at the Annual Meeting?

Shares for which a properly executed proxy in the enclosed form is returned will be voted at the Annual Meeting in accordance with the directions on such proxy. If no voting instructions are indicated with respect to one or more of the proposals, the proxy will be voted "For" the nominees in Item 1, "For" Items 2, 3 and 4, "Against" Item 5, and will be voted on those other matters that may properly come before the Annual Meeting at the discretion of the person named in the proxy. The Board of Directors is not aware of any matters that might come before the meeting other than those mentioned in this proxy statement. If, however, any other matters properly come before the Annual Meeting, it is intended that the proxies will be voted in accordance with the judgment of the person or persons voting such proxies.

May I change my vote?

Yes. Any proxy may be revoked by the record owner of the shares at any time prior to its exercise by filing with our Secretary a written revocation or duly executed proxy bearing a later date or by attending the Annual Meeting and announcing such revocation or voting in person at the meeting. Attendance at the Annual Meeting will not, by itself, constitute revocation of a proxy. For shares held through a broker, the directions received from the broker must be followed in order to revoke a proxy, change a vote or to vote at the Annual Meeting.

What rights do I have if I dissent on an item of business?

There are no statutory or contractual rights of appraisal or similar remedies available to those stockholders who dissent from any matter to be acted upon at the meeting.

Who will bear the cost of soliciting votes for the Annual Meeting?

We will pay the cost of this proxy solicitation. In addition to solicitation by use of the mails, proxies may be solicited from our stockholders by our directors, officers and employees in person or by telephone, or other means of communication. These directors, officers and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Arrangements will be made with brokerage houses, custodians, nominees and fiduciaries for forwarding of proxy materials to beneficial owners of shares held of record by such brokerage houses, custodians, nominees and fiduciaries and for reimbursement of their reasonable expenses incurred in connection therewith.

Item 1. Election of Directors

> **The Board of Directors recommends that you vote FOR the director nominees named below for the class or classes of Common Stock that you hold.**

Our Board of Directors currently has six members. The term of each of our current directors expires as of the date of the annual meeting of stockholders or on election and qualification of his or her successor. All of our current directors are standing for re-election to our Board. At the Annual Meeting, the stockholders will elect six directors. The six persons nominated are: Jeffrey L. Edwards, Gregory K. Hinckley, Melinda Litherland, Arnold A. Pinkston, Allison Schwartz, and Norman Schwartz. The table below includes biographies for each nominee and an indication of the class of Common Stock for which the person is a director nominee. Allison Schwartz is the daughter of Norman Schwartz. No other family relationships exist among our current and nominated directors or executive officers.

The directors elected at this meeting will serve until the next annual meeting of stockholders or until their respective successors are elected and qualified. Although it is not contemplated that any nominee will decline or be unable to serve as a director, in the event that at the meeting or any adjournments or postponements thereof any nominee declines or is unable to serve, the persons named in the enclosed proxy will, in their discretion, vote the shares subject to such proxy for another person selected by the Board.

DIRECTOR NOMINEES



JEFFREY L. EDWARDS

Former EVP, Chief Financial Officer of Allergan, Inc.
Director Since: 2017
Age: 65
Class of Common Stock to Elect: Class B

Mr. Edwards retired from Allergan, Inc., a multi-specialty health care company, in February 2015 after nearly 22 years at Allergan. From September 2005 to August 2014, he served as Executive Vice President, Finance and Business Development, Chief Financial Officer at Allergan. From 2003 to 2005 he served as Allergan's Corporate Vice President, Corporate Development and previously served as Senior Vice President, Treasury, Tax and Investor Relations. Prior to joining Allergan, Mr. Edwards was with Banque Paribas and Security Pacific National Bank, where he held various senior-level positions in the credit and business development functions. Mr. Edwards currently serves on the Board of Directors, on the Nominating and Governance Committee, and as Audit Committee chair of Kyntra Bio, Inc. (formerly known as FibroGen, Inc.), a publicly traded biopharmaceutical company; and on the Board of Directors, the Nominating and Corporate Governance Committee and the Audit Committee of Clearside Biomedical, Inc., a publicly traded development stage pharmaceutical company. Mr. Edwards previously served on the Board of Directors of Lifecore Biomedical, Inc., (NASDAQ: LFCR) from October 2020 until November 2024. Mr. Edwards has over 35 years of public company experience. We believe that Mr. Edwards's deep financial, capital allocation, and business development experience give him the qualifications and skills to serve as a director.



GREGORY K. HINCKLEY

Former President of Mentor Graphics Corporation
Director Since: 2017
Age: 79
Class of Common Stock to Elect: Class B

Mr. Hinckley retired from Mentor Graphics Corporation, a leader in computer automated software for electronics design, in July 2017 after 20 years at Mentor Graphics. From 1999 to July 2017, he served as President of Mentor Graphics. From 1997 to 1999, he served as Mentor Graphics' Executive Vice President, Chief Operating and Financial Officer. Prior to joining Mentor Graphics in 1997, Mr. Hinckley served as Chief Financial Officer for VLSI Technology, Inc., a publicly traded integrated semiconductor device company, from 1992-1997, for Crowley Maritime Corporation from 1989-1991 and for Bio-Rad from 1983-1989. He currently serves as a director and on the Compensation Committee of SI-BONE, Inc., a publicly traded orthopedic device company, and on the Board of Lewis & Clark College. Mr. Hinckley previously served as a director for several other publicly traded companies including Intermec, Inc., a publicly traded provider of automated identification and data collection (AIDC) solutions, Super Micro, a publicly traded provider of advanced computer server systems and subsystems, and Amkor Technology, a leading supplier of outsourced semiconductor interconnect services. Mr. Hinckley has over 45 years of public company experience. We believe that Mr. Hinckley's financial, operational and public board expertise give him the qualifications and skills to serve as a director.



MELINDA LITHERLAND

Retired Partner, Deloitte & Touche LLP
Director Since: 2017
Age: 68
Class of Common Stock to Elect: Class A

Ms. Litherland retired in 2015 as a Partner at Deloitte & Touche LLP, where she worked since 1981. She is a certified public accountant with 34 years of experience working with life science and technology companies in both audit and consulting capacities. Ms. Litherland currently serves on the Board of Directors and as Audit Committee chair of Rapid Micro Biosystems, Inc., a publicly traded life sciences technology company. Ms. Litherland is a member of the American Institute of CPAs (AICPA) and previously served for 12 years on the Board of Directors of Ronald McDonald House Charities Bay Area, including serving on the Finance Committee. We believe that Ms. Litherland's extensive financial and life sciences background gives her the qualifications and skills to serve as a director.



ARNOLD A. PINKSTON

Former Corporate Vice President, General Counsel of Edwards Lifesciences Corporation
Director Since: 2017
Age: 67
Class of Common Stock to Elect: Class A

Mr. Pinkston retired in July 2025 from his role as the Corporate Vice President, General Counsel of Edwards Lifesciences Corporation, a global leader in patient-focused medical innovations for heart disease, as well as critical care and surgical monitoring, where he worked since July 2019. Prior to joining Edwards, he served as the Chief Legal Officer and Corporate Secretary of CoreLogic, Inc., a leading global property information, analytics and data-enabled solutions provider from January 2018 until June 2019. From 2011 until March 2015, he served as Executive Vice President and General Counsel for Allergan, Inc., a multi-specialty health care company. From 2005 until 2011, Mr. Pinkston served as Senior Vice President, General Counsel and Secretary for Beckman Coulter, Inc., a health care diagnostics and life sciences company. From 1994 until 2005, he held various positions at Eli Lilly and Company, a global pharmaceutical company, including Vice President and Deputy General Counsel. Additionally, Mr. Pinkston was formerly a director of Janus Capital Group, a publicly owned investment firm. Mr. Pinkston has over 30 years of experience at successful public companies. We believe that Mr. Pinkston's broad corporate governance, regulatory and M&A knowledge give him the qualifications and skills to serve as a director.



ALLISON SCHWARTZ

Vice President, Global Supply Chain Clinical Diagnostics Group Operations of Bio-Rad Laboratories, Inc.
Director Since: 2022
Age: 45
Class of Common Stock to Elect: Class B

Ms. Schwartz is currently the Company's Vice President, Global Supply Chain Clinical Diagnostics Group Operations, a role to which she was appointed in November 2024. Prior to this assignment, Ms. Schwartz served as the Commercial Director at Bio-Rad Laboratories (Canada) Limited (a subsidiary of the Company) from January 2023 to November 2024. Prior to that, Ms. Schwartz served as the Marketing Director at Bio-Rad Laboratories (Canada) Limited from July 2021 to January 2023, and as the Commercial Services Director at the Company from 2016 until 2021, with accountabilities in these roles spanning global digital marketing, eCommerce, customer experience, and pricing. Since joining Bio-Rad in 2005, she has held positions in domestic and international brand development, product marketing and logistics management. We believe that Ms. Schwartz's business experience and expertise give her the qualifications and skills to serve as a director of our Company.



NORMAN SCHWARTZ

Chairman of the Board and Chief Executive Officer
Director Since: 1995
Age: 76
Class of Common Stock to Elect: Class B

Mr. Schwartz has been our Chief Executive Officer since 2003 and our Chairman of the Board since 2012. He was our President from 2003 to 2024, our Vice President from 1989 to 2002, our Group Manager, Life Science, from 1997 to 2002 and our Group Manager, Clinical Diagnostics, from 1993 to 1997. We believe Mr. Schwartz's financial and business expertise gained through over 50 years of service with our Company, including as our Chief Executive Officer for over 23 years, give him the qualifications and skills to serve as a director.

Director Compensation

Our Human Resources Department periodically provides the Chairman of the Board with market information on, and trends regarding, non-employee director compensation from other companies including our peer group (our method of determining our peer group is described in the section titled "Our Process for Setting Executive Compensation" below). The Chairman of the Board then will recommend any changes in non-employee director compensation to the Board, and the Board will either approve or not approve such recommended changes. Employee directors receive no additional compensation for Board service.

On October 20, 2023, our Board of Directors approved a compensation policy, effective October 1, 2023, providing for payment of fees for our non-employee directors as follows:

Board Role	Cash Fees (effective October 1, 2023) ($)
Board Member	200,000
Lead Independent Director	25,000
Audit Committee Chair	25,000
Audit Committee Member	10,000
Legal & Regulatory Compliance Committee Chair	10,000
Legal & Regulatory Compliance Committee Member	5,000
Compensation Committee Chair	10,000
Compensation Committee Member	3,000

We also award our non-employee directors with an annual equity grant of $100,000 of Class A Common Stock restricted stock units (RSUs). The number of RSUs awarded is determined based on dividing $100,000 by the 20-trading day closing average per share price of our Class A Common Stock ending two weeks prior to the grant date, rounded down to the next whole number of shares. At the September 6, 2024 Board meeting, the Board approved that the annual grant of RSUs to non-employee directors will vest on the earlier of the first anniversary of the grant date or our next annual meeting of stockholders, subject to the non-employee director continuing to provide services to the Company through such vesting date. Also at the September 6, 2024 Board meeting, the Board approved that (i) subsequent annual grants of RSUs valued at $100,000 to the non-employee directors will occur automatically on the date of our annual stockholder meeting starting in 2025; and (ii) non-employee directors that are first elected or appointed to our Board on a date other than the annual stockholder meeting date shall automatically be granted on the date of such director's election or appointment a pro rata portion of the RSUs valued at $100,000.

We pay no other types of meeting fees or committee service retainers to Board members. We also reimburse non-employee Board members for travel expenses relating to Board meetings. Our directors received no benefits in fiscal 2025 under defined pension or defined contribution plans.

The following table provides information about director compensation during 2025 for our non-employee directors. Norman Schwartz serves as our Chief Executive Officer and his compensation is disclosed in the "Summary Compensation Table" beginning on page 41 of this Proxy Statement. Allison Schwartz serves as an employee and her compensation is disclosed under "Transactions with Related Persons" beginning on page 16 of this Proxy Statement.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total ($)
Jeffrey L. Edwards	225,000	99,707	324,707
Gregory K. Hinckley	238,000	99,707	337,707
Melinda Litherland	230,000	99,707	329,707
Arnold A. Pinkston	210,000	99,707	309,707

(1) *Reflects the grant date fair values of RSUs determined in accordance with ASC Topic 718 consisting of 407 RSUs granted on April 22, 2025 to each non-employee director named above. The grant date fair values of the annual awards are based on the closing price of our Class A Common Stock on the grant date ($244.98) multiplied by the number of RSUs granted. Each non-employee director held 407 RSUs as of December 31, 2025. No other awards for non-employee directors were outstanding.*

On October 24, 2024, the Company adopted non-employee director equity ownership guidelines. Equity ownership guidelines align the non-employee director's long-term financial interests with those of stockholders. Each non-employee director has five years to meet the target from the later of the guidelines' adoption date or the date of the initial grant for new non-employee directors. The guidelines provide for non-employee directors of the Company to hold shares of common stock equal in value to at least $400,000. Shares counted toward the guidelines include (i) shares held of record or in a brokerage account by the non-employee director or his or her spouse, and (ii) vested equity awards. Prior to achieving the $400,000 guideline level, non-employee directors are permitted to sell up to fifty percent of the current year's vested restricted stock units, in compliance with law and our Insider Trading Compliance Policy. All of our non-employee directors are in compliance with these guidelines or on track to be in compliance with these guidelines within the applicable time limit.

Information About the Board of Directors and Corporate Governance

CONTROLLED COMPANY

Because the Schwartz family holds more than 50% of our Voting Power and the votes necessary to elect a majority of our Board of Directors through its ownership of our Class B Common Stock, we are a "controlled company" for purposes of the New York Stock Exchange listing standards.

INDEPENDENT DIRECTORS

Jeffrey L. Edwards, Gregory K. Hinckley, Melinda Litherland and Arnold A Pinkston are "independent" directors, as determined in accordance with the independence standards set forth in Section 303A.02 of the New York Stock Exchange Listed Company Manual.

COMMITTEES OF THE BOARD OF DIRECTORS

Our Board of Directors has an Audit Committee, a Compensation Committee and a Legal and Regulatory Compliance Committee. Because we are a "controlled company," as explained above, our Board of Directors has no nominating committee or other committees performing similar functions. Our Board of Directors also may from time to time appoint other special committees formed for a particular purpose.

Current Director	Audit Committee	Compensation Committee	Legal & Regulatory Compliance Committee
Jeffrey L. Edwards	✔	✔*	✔
Gregory K. Hinckley**	✔	✔	
Melinda Litherland	✔*		✔
Arnold A. Pinkston			✔*

*   *Chair of Committee*
** *Lead Independent Director*

❯ AUDIT COMMITTEE

During 2025, the Audit Committee was comprised of Jeffrey L. Edwards, Gregory K. Hinckley and Melinda Litherland, all of whom are "independent" directors as determined in accordance with the independence standards set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Section 303A.02 of the New York Stock Exchange Listed Company Manual. Each director on the Audit Committee is able to read and understand fundamental financial statements, including a company's balance sheet, income statement and cash flow statement. Our Board of Directors has determined that each of Jeffrey L. Edwards, Gregory K. Hinckley and Melinda Litherland qualifies as an audit committee financial expert.

Our Board of Directors adopted an Audit Committee Charter on June 7, 2000 and amended it most recently on February 21, 2018, a copy of which is available at the Corporate Governance section of our website, www.bio-rad.com. As set forth in the Audit Committee Charter, the purpose of our Audit Committee is to assist our Board of Directors with its oversight responsibilities regarding: (i) the integrity of our financial statements; (ii) our compliance with legal and regulatory requirements; (iii) our independent auditor's qualifications and independence; and (iv) the performance of our internal audit function and independent auditor.

Our Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the work of any independent auditor we engage, including resolution of any disagreements between our management and the independent auditor regarding financial reporting, and is responsible for reviewing and evaluating our accounting policies and system of internal accounting controls. In addition, our Audit Committee reviews the scope of our independent auditor's audit of our financial statements, reviews and discusses our audited financial statements with management, approves in advance audit and non-audit services performed by our independent auditors, reviews significant financial risk exposures, reviews legal matters that could have a significant impact on financial statements, prepares the annual Audit Committee reports that are included in our proxy statements and annually reviews the Audit Committee's performance and the Audit Committee Charter, among other responsibilities. Our Audit Committee has the authority to obtain advice and assistance from, and receive appropriate funding from us for, any independent counsel, experts or advisors that the Audit Committee believes to be necessary or appropriate in order to enable it to carry out its duties. Our Audit Committee Charter and Corporate Governance Guidelines provide that the members of the Audit Committee may not serve on the audit committees of the boards of directors of more than two other companies at the same time as they are serving on our Audit Committee unless our Board of Directors determines that such simultaneous service would not impair the ability of such member to effectively serve on our Audit Committee. Our Audit Committee met nine times in 2025. A more complete discussion is provided in the "Report of the Audit Committee of the Board of Directors" of this proxy statement.

❭ COMPENSATION COMMITTEE

During 2025, the Compensation Committee was comprised of Jeffrey L. Edwards and Gregory K. Hinckley. The Compensation Committee met three times in 2025 to make determinations regarding compensation for the senior management team. Mr. Edwards and Mr. Hinckley are "independent" directors, as stated above, and meet the definition of a "non-employee director" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended. Our Board of Directors adopted a Compensation Committee charter on July 24, 2013 and amended it most recently on December 18, 2024, a copy of which is available at the Corporate Governance section of our website, www.bio-rad.com. The Compensation Committee has overall responsibility for evaluating and approving certain elements of the compensation of our executives. A discussion of the Compensation Committee's duties and functions is provided in the "Compensation Discussion and Analysis" section of this proxy statement.

❭ COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No member of our Compensation Committee was at any time during 2025 or at any other time an officer or employee of the Company, except that Gregory K. Hinckley was an officer (Vice President and Chief Financial Officer) of the Company from 1983-1989. No member of our Compensation Committee had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K promulgated by the Securities and Exchange Commission.

None of our executive officers has served on the board of directors or compensation committee of any other entity that has or has had an executive officer who served as a member of our Board of Directors or Compensation Committee during 2025.

❭ LEGAL AND REGULATORY COMPLIANCE COMMITTEE

The Legal and Regulatory Compliance Committee was formed on April 26, 2017. During 2025, the Legal and Regulatory Compliance Committee was composed of Arnold A. Pinkston, Jeffrey L. Edwards and Melinda Litherland. The Legal and Regulatory Compliance Committee met four times in 2025. Our Board of Directors adopted a Legal and Regulatory Compliance Committee charter on April 26, 2017 and amended it most recently on October 20, 2023, a copy of which is available at the Corporate Governance section of our website, www.bio-rad.com. The Legal and Regulatory Compliance Committee has responsibility for assisting the Board with its oversight of (i) the Company's compliance with the Foreign Corrupt Practices Act of 1977 and other anti-corruption, anti-kickback and false-claims laws, (ii) the Company's Compliance Program and related compliance policies, and (iii) the Company's cybersecurity risk management programs and reviewing with management the Company's cybersecurity, data privacy and other risks relevant to the Company's information technology controls and security.

〉 **NOMINATING COMMITTEE FUNCTIONS**

Our Board of Directors does not have a standing nominating committee or a committee performing similar functions. Because we are a "controlled company" as stated above, we are not required to have a standing nominating committee comprised solely of independent directors. Our Board of Directors believes that it is appropriate for us not to have a standing nominating committee because we are controlled by the Schwartz family. Notwithstanding this, each member of our Board of Directors participates in the consideration of director nominees. Gregory K. Hinckley, Jeffrey L. Edwards, Melinda Litherland and Arnold A. Pinkston are all "independent" directors, as stated above; Allison Schwartz and Norman Schwartz are not.

Our Board of Directors has not adopted a charter governing the director nomination process. However, it is the policy of our Board of Directors to consider stockholder nominations for candidates for membership on our Board of Directors that are properly submitted as set forth below under the caption "Communications with the Board of Directors" and the section titled "Stockholder Proposals for 2026." The stockholder must submit a detailed resume of the candidate together with a written explanation of the reasons why the stockholder believes that the candidate is qualified to serve on our Board of Directors. In addition, the stockholder must include the written consent of the candidate, provide any additional information about the candidate that is required to be included in a proxy statement pursuant to the rules and regulations of the Securities and Exchange Commission and the Company's Amended and Restated Bylaws, and must also describe any arrangements or undertakings between the stockholder and the candidate regarding the nomination.

DIRECTOR QUALIFICATIONS

The director qualifications our Board of Directors has developed to date focus on what our Board of Directors believes to be those competencies that are essential for effective service on our Board of Directors. Qualifications for directors include technical, operational and/or economic knowledge of our business and industries; experience in operational, financial and/or administrative management; financial and risk management acumen; and experience in or familiarity with international business, markets and cultures, technological trends and developments, competence in environmental, social and governance issues, including but not limited to issues relating to sustainability and climate change and human capital/talent management matters, competence in risk evaluation and mitigation, and corporate securities and tax laws. While a candidate may not possess every one of these qualifications, his or her background should reflect many of these qualifications. In addition, a candidate should possess integrity and commitment according to the highest ethical standards; be consistently available and committed to attending meetings; be able to challenge and share ideas in a positive and constructively critical manner; and be responsive to our needs and fit in with other Board members from a business culture perspective.

Our Board of Directors identifies director nominees by first evaluating the current members of our Board of Directors who are willing to continue in service. Current members with qualifications and skills that are consistent with our Board of Directors' criteria for Board service are re-nominated. As to new candidates, our Board of Directors generally polls its members and members of our management for their recommendations and may consult third party advisors. Our Board of Directors may also review the composition and qualification of the boards of our competitors and may seek input from industry experts or analysts. Our Board of Directors reviews the qualifications, experience and background of the candidates, and as discussed below, considers diversity in these areas among all the Board members. In making its determinations, our Board of Directors evaluates each individual in the context of the Board as a whole, with the objective of assembling a group that can best perpetuate our success and represent stockholder interests through the exercise of sound judgment. Any recommendations properly submitted by stockholders will be processed and are subject to the same criteria as any other candidates.

Each of the nominees included in the enclosed proxy card(s) was recommended for inclusion by all of the members of our Board of Directors.

COMPOSITION

Independence



4 Independent

67% of our Board is Independent

2 Not Independent

We seek to nominate directors with a variety of complementary backgrounds and skills so that as a group, the Board will possess the appropriate talent, skills and expertise to oversee our businesses. As set forth above, the qualifications we look for in nominees for directors (both new candidates and current Board members) include technical and operational knowledge of our business and industries; experience in operational, financial and/ or risk management; familiarity with international business, markets and cultures and technological trends and developments, competence in environmental, social and governance issues, including but not limited to issues relating to sustainability and climate change and human capital/talent management matters, competence in risk evaluation and mitigation, as well as corporate securities and tax laws. We strive to build a diverse board representing a range of backgrounds, experiences and perspectives.

BOARD LEADERSHIP AND RISK OVERSIGHT

Our Board of Directors does not have a policy regarding the separation of the roles of Chief Executive Officer and Chairman of the Board as the Board believes it is in the best interest of the Company to make that determination based on the position and direction of the Company and the membership of the Board. Our Board of Directors has determined that having Norman Schwartz serve as Chief Executive Officer and Chairman of the Board is in the best interest of the Company's stockholders at this time. This structure permits Mr. Schwartz to manage our day-to-day operations and oversee the Board's activities efficiently.

Our Corporate Governance Guidelines provide that in the absence of an independent Chairman of the Board, the designation of a Lead Independent Director facilitates Board processes and controls and strengthens the cohesiveness and effectiveness of the Board as a whole. The duties of the Lead Independent Director set forth in our Corporate Governance Guidelines include the following: (i) preparing the agenda for, calling and presiding over executive sessions of the independent directors; (ii) serving as a sounding board for the Chairman and, on certain matters, acting as a liaison between the independent directors and the Chairman; (iii) in the event of the absence or the incapacity of the Chairman, presiding over Board meetings and acting as the spokesperson for the Board, and if requested by the Board, being available for consultation and direct communication with major stockholders; (iv) providing his/her unique perspective, as Lead Independent Director, to the Compensation Committee in connection with its annual formal evaluation of the CEO's performance; (v) having the capacity to suggest to the Chairman that particular items be placed on the final agenda of each Board meeting; (vi) informally consulting with other directors from time to time regarding the number and length of Board meetings, the quality, quantity, timeliness, scope and organization of pre-meeting materials and Board meeting presentations and providing appropriate suggestions regarding the same to the Chairman; (vii) receiving notice of all committee meetings and having the ability to attend and observe (in an ex-officio capacity) from time to time committee meetings where appropriate to facilitate the execution of the Lead Independent Director's duties; (viii) in appropriate circumstances, upon consultation with the Board, providing counsel to the Chairman with respect to the retention of consultants, legal counsel or other independent advisors that may assist the Board in the performance of its duties from time to time; and (ix) performing such other functions as directed by the independent directors from time to time. Gregory K. Hinckley is currently the Lead Independent Director.

Companies face a variety of risks, including credit risk, liquidity risk and operational risk. The Board of Directors believes an effective risk management process will timely identify the material risks that the Company faces, communicate necessary information with respect to material risks to senior executives and, as appropriate, to the Board of Directors or the relevant Board committee, implement appropriate and responsive risk management strategies consistent with the Company's risk profile and integrate risk management into the Company's decision-making. We have a Chief Compliance Officer that reports to the Chief Executive Officer. Our entire Board of Directors oversees general risk management of the Company and continually works, with the input of the Company's executive officers, to assess and analyze the most likely areas of future risk for the Company. The Board of Directors also encourages management to promote a corporate culture that incorporates risk management into the Company's corporate strategy and day-to-day business operations. Our Board of Directors oversees risks relating to environmental, social and governance matters. In addition, our Audit Committee assists our Board of Directors with oversight of the Company's financial statements, significant financial risk exposures, compliance with legal and regulatory requirements, and oversight of the independent auditor. Also, the Legal and Regulatory Compliance Committee assists the Board with its oversight of (i) the Company's compliance with the Foreign Corrupt Practices Act of 1977 and other anti-corruption, anti-kickback and false-claims laws, (ii) the Company's Compliance Program and related compliance policies, and (iii) the Company's cybersecurity risk management programs and reviewing with management the Company's cybersecurity, data privacy and other risk relevant to the Company's information technology controls and security. We believe that the leadership structure of our Board of Directors supports effective oversight of the Company's risk management.

BOARD AND STOCKHOLDER MEETING ATTENDANCE

During 2025, our Board of Directors held a total of nine meetings (including regularly scheduled and special meetings), and no director attended fewer than 75% of such meetings and meetings of any committee on which such director served. Every member of our Board of Directors that is standing for re-election is expected to attend our annual meeting of stockholders, absent extraordinary circumstances such as a personal emergency. All of our directors who were serving at the time of our annual meeting of stockholders last year attended the annual meeting.

TRANSACTIONS WITH RELATED PERSONS

We maintain various policies and procedures relating to the review, approval, or ratification of transactions in which we are a participant and in which any of our directors, executive officers, greater than 5% stockholders or their family members have a direct or indirect material interest. Our Management Guidelines provide that our Board or certain executive officers, depending on the dollar value of the transaction, review and approve all material transactions through the expenditure approval procedures set forth in the Management Guidelines. Our Code of Business Ethics and Conduct, which applies to all of our directors, officers, employees, and in some cases, their family members, prohibits arrangements, agreements and acts which are, or may give the impression of being, conflicts of interest with us and requires prompt disclosure to the Corporate Compliance Department and the individual's manager, if applicable, of an actual or potential conflict of interest. In addition, we have a Conflict of Interest Policy for Executive Officers and Directors which provides additional conflict of interest controls for our executive officers and directors. Each quarter we also require our regional sales managers and financial officers to sign and send a written representation letter to the corporate financial reporting group wherein they are asked to disclose any related party transactions of which they are aware. In addition, each year we require our directors and executive officers to complete a questionnaire which, among other things, identifies transactions or potential transactions with us in which a director or an executive officer or one of their family members or associate entities has an interest.

Our director Allison Schwartz is, and since November 2024 has been our Vice President, Global Supply Chain Clinical Diagnostics Group Operations. For fiscal year 2025, in connection with her employment, Ms. Schwartz received a grant of 914 RSUs, base salary and bonus in the amount of $354,239, and the following expatriate benefits provided in connection with her assignment in Canada until November 2024 at the Company's request: tax equalization payments (including gross-up) of $77,414 and additional taxes payable & tax preparation fees (including gross-up) of $69,010 as a result of her assignment. These assignment-related benefits were paid in US dollars.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Individuals, including stockholders, may contact an individual director, the Board as a group, or a specified Board committee or group, including the non-employee directors or independent directors as a group, by writing to Attention: Corporate Secretary, Bio-Rad Laboratories, Inc., 1000 Alfred Nobel Drive, Hercules, California 94547. The Corporate Secretary will promptly forward all such communications to the Chairman of the Board. Gregory K. Hinckley is currently the Lead Independent Director and presides over the meetings of our independent directors as a group.

CORPORATE GOVERNANCE DOCUMENTS

Our commitment to good corporate governance is embodied in our Corporate Governance Guidelines. The Corporate Governance Guidelines set forth the Board's processes and procedures to assist it in the exercise of its responsibilities and to serve the interests of the Company and its stockholders.

Our Corporate Governance Guidelines, along with our Code of Business Ethics and Conduct, Audit Committee Charter, Compensation Committee Charter, and Legal and Regulatory Compliance Committee Charter, are available at the Corporate Governance section of our website, www.bio-rad.com. Stockholders may also obtain a printed copy of these documents without charge by writing to the Corporate Secretary at the address indicated above.

Item 2. Ratification of Selection of Independent Auditors

> **The Board of Directors recommends that you vote FOR ratification of KPMG LLP to serve as our independent auditors for the fiscal year ending December 31, 2026**

Our Audit Committee has selected KPMG LLP, independent registered public accountants, to serve as our auditors for the fiscal year ending December 31, 2026. A representative of KPMG LLP is expected to attend the Annual Meeting to make a statement if he or she desires to do so and to respond to appropriate questions.

Although we are not required to do so, we wish to provide our stockholders with the opportunity to express their opinion on the selection of auditors, and accordingly we are submitting a proposal to ratify the selection of KPMG LLP. If our stockholders should fail to ratify this proposal, our Audit Committee will consider the selection of another auditing firm.

Report of the Audit Committee of the Board of Directors

Our Audit Committee was established in 1992. Our Board of Directors adopted an Audit Committee charter on June 7, 2000 and amended it most recently on February 21, 2018, a copy of which is available at the Corporate Governance section of our website, www.bio-rad.com. During the fiscal year ended December 31, 2025, the Audit Committee was comprised of Jeffrey L. Edwards, Gregory K. Hinckley and Melinda Litherland, all of whom are "independent" directors, as determined in accordance with the independence standards set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Section 303A.02 of the New York Stock Exchange Listed Company Manual.

Our management is responsible for our internal controls and our financial reporting process. Our independent accountants are responsible for performing an independent audit of our consolidated financial statements in accordance with generally accepted accounting principles, attesting to the effectiveness of the Company's internal control over financial reporting and issuing reports thereon. Our Audit Committee's responsibility is to monitor and oversee these processes. The following is our Audit Committee's report submitted to the Board of Directors for the fiscal year ended December 31, 2025.

Our Audit Committee has:

- reviewed and discussed our audited financial statements with management;
- reviewed and discussed our assessment of internal control over financial reporting with management;
- discussed with KPMG LLP, our independent auditors, the matters required to be discussed by the applicable requirements of the Public Accounting Oversight Board and the Securities and Exchange Commission; and
- received the written disclosures and the letter from KPMG LLP, our independent auditors, required by applicable requirements of the Public Company Accounting Oversight Board regarding our independent auditors' communications with the Audit Committee concerning independence, and has discussed with our independent auditors the independent auditors' independence.

Based on the review and discussions referred to above, our Audit Committee recommended to our Board of Directors that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 for filing with the Securities and Exchange Commission.

THE AUDIT COMMITTEE

Melinda Litherland
Jeffrey L. Edwards
Gregory K. Hinckley

The Audit Committee report shall not be deemed "soliciting material" or incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act or the Exchange Act and shall not otherwise be deemed filed under these Acts.

Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees: Set forth below are the aggregate fees billed for professional services rendered for the fiscal years ended December 31, 2025 and 2024 by KPMG LLP.

	2025	2024
Audit Fees[1]	$6,192,000	$6,243,000
Audit-Related Fees[2]	—	—
Tax Fees[3]	—	—
All Other Fees[4]	244,000	22,000

(1) Audit Fees included aggregate fees for professional services performed in connection with the audit of our annual consolidated financial statements and internal controls, the reviews of our consolidated financial statements included in our Quarterly Reports on Form 10-Q, issuance of comfort letters and consents related to SEC registration statements, and attestation services for the statutory audits of international subsidiaries. The fees incurred for KPMG LLP's services for fiscal year 2024 are set forth in our 2025 Proxy Statement filed with the SEC on March 26, 2025 and have been updated in this 2026 Proxy Statement to reflect final amounts of fees incurred. Such fees for fiscal year 2025 are subject to subsequent adjustment in our 2027 Proxy Statement if final amounts billed differ from the current estimates.

(2) Audit-Related Fees included aggregate fees for services rendered during the fiscal year for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees."

(3) Tax Fees included aggregate fees for professional services performed in connection with tax planning and tax compliance.

(4) All Other Fees included fees for performing agreed upon procedures in relation to the Company's submission to the California Department of Toxic Substance Control and Contra Costa County Health and Services Hazardous Materials Program in 2024 and 2025; in 2024, for providing agreed upon procedures in relation to a Company subsidiary's previously issued and approved 2023 statutory annual accounts and in relation to a Company subsidiary's previously issued and approved 2023 Financial Auditor Report Summary; and in 2025, for due diligence services related to a potential acquisition.

The Audit Committee pre-approves each and every service performed by our independent auditors, including the services described in each of the four subcategories above.

Our Audit Committee has considered whether the provision of services described above under the caption "Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees" is compatible with maintaining our independent auditors' independence and has determined that the provision of such service to us does not compromise the independent auditor's independence.

Item 3. Advisory (Non-Binding) Vote to Approve Executive Compensation

> **The Board of Directors recommends that you vote FOR the approval of the advisory resolution to approve executive compensation.**

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which we refer to as the Dodd-Frank Act, provides our stockholders with an opportunity to vote on a proposal to approve, on an advisory (non-binding) basis, the compensation of our named executive officers as disclosed in this proxy statement in the Compensation Discussion and Analysis section and the related executive compensation tables. Accordingly, we are asking stockholders to approve, on an advisory (non-binding) basis, the following advisory resolution (the "Advisory Resolution") at our annual meeting of stockholders:

"RESOLVED, that the compensation of the Company's named executive officers, as disclosed in the Annual Proxy Statement for the 2026 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Compensation Tables, and the other related tables and disclosure, is hereby APPROVED."

The Board of Directors recommends a vote FOR this resolution because it believes that the policies and practices described in the Compensation Discussion and Analysis are effective in achieving the Company's goals of attracting, retaining and motivating our executives, rewarding individual and Company performance and aligning the executives' long-term interests with those of the stockholders.

We encourage stockholders to read the Compensation Discussion and Analysis beginning on page 34 of this proxy statement, as well as the Compensation Tables and related narrative, appearing on pages 41 through 49, which provide detailed information on the Company's compensation policies and practices and the compensation of our named executive officers.

This "say-on-pay" vote is a non-binding advisory vote. The approval or disapproval of this proposal by stockholders will not require the Board of Directors or the Compensation Committee to take any action regarding our executive compensation practices. The final decision on the compensation and benefits of our named executive officers and on whether, and if so, how, to address stockholder disapproval of this proposal remains with the Board of Directors and the Compensation Committee.

Unless the Board of Directors modifies its determination on the frequency of future "say-on-pay" advisory votes, the next "say-on-pay" advisory vote will be held at the 2029 annual meeting of stockholders.

Item 4. Approval of the Amended Bio-Rad Laboratories, Inc. 2017 Incentive Award Plan

The Board of Directors recommends that you vote FOR the approval of the Amended Bio-Rad Laboratories, Inc. 2017 Incentive Award Plan.

We are asking our stockholders to approve the Amended Bio-Rad Laboratories, Inc. 2017 Incentive Award Plan (the "Amended Equity Plan") to (i) increase the shares of common stock reserved for issuance under the plan by 335,000 shares and (ii) extend the expiration date of the plan by approximately two years to March 18, 2036.

The Board first approved the Bio-Rad Laboratories, Inc. 2017 Incentive Award Plan on February 15, 2017 (the "2017 Effective Date"), which was approved by our stockholders on April 25, 2017. The plan was subsequently amended by the Board on February 9, 2024 and approved by stockholders on April 23, 2024 but no changes were made to the shares reserved for issuance under the plan (as previously amended, the "Existing Equity Plan").

A copy of the Amended Equity Plan is attached as Appendix A to this Proxy Statement. Stockholders are urged to review the Amended Equity Plan, together with the following information, which is qualified in its entirety by reference to Appendix A. If there is any inconsistency between this Proposal 4 and the Amended Equity Plan terms, or if there is any inaccuracy in this Proposal 4, the terms of the Amended Equity Plan shall govern.

〉 BACKGROUND AND SHARE LIMIT

As of February 23, 2026, there were (a) 116,005 shares subject to outstanding options, (b) 488,780 shares subject to outstanding RSUs, (c) 0 shares subject to outstanding PSUs, and (d) 710,589 shares remaining available for future awards under the Existing Equity Plan. We are asking our stockholders to approve an increase to the shares of common stock reserved for issuance under the Amended Equity Plan by 250,000 shares. If our stockholders do not approve the Amended Equity Plan, the Existing Equity Plan will continue on its terms.

Set forth below is information in respect of the Company's historical burn rate, overhang and other measures:

- We define "burn rate" as the number of equity awards granted in the year (measured for PSUs based on target performance), divided by the sum of the undiluted weighted-average shares of our common stock outstanding during the year. The "burn rate" measures the potential dilutive effect of our annual equity award grants. We granted 42,412 stock options, 263,756 RSUs and no PSUs in 2025. As of December 31, 2025, the number of weighted-average shares outstanding was 27,262,779. For 2025, our burn rate was 1.12%. Our three-year average burn rate from 2023 through 2025 was 0.97%.

- If we do not increase the shares available for issuance under the Amended Equity Plan, then based on historical usage rates of shares, we would expect to exhaust the share limit under the Existing Equity Plan by the end of fiscal year 2027, at which time we would lose an important compensation tool aligned with stockholder interests to attract, motivate and retain highly qualified talent.

- Based on historical usage, we estimate that the shares reserved for issuance under the Amended Equity Plan would be sufficient for approximately 2-3 years of awards, assuming we continue to grant awards consistent with our historical usage and current practices, as reflected in our three-year average burn rate, and noting that future circumstances may require us to change our current equity grant practices.

- In 2025, 2024 and 2023, our end of year overhang rate, calculated by dividing (i) the number of shares subject to equity awards outstanding at the end of the fiscal year plus the number of shares remaining available for issuance under the Existing Equity Plan (measured for PSUs at actual performance for any completed performance periods and target performance for any open performance periods), by (ii) the number of our shares of our common stock outstanding at the end of the fiscal year, was 4.82%, 5.11%, and 5.34%, respectively. If the Amended Equity Plan is approved, we expect our overhang at the end of 2026 will be approximately 4.31%.

In light of the factors described above, and the fact that the ability to continue to grant equity compensation is vital to our ability to continue to attract and retain the services of employees in the competitive labor markets in which we compete, the Board has determined that the size of the share reserve under the Amended Equity Plan is reasonable and appropriate at this time.

〉 CONTINUING IMPLEMENTATION OF GOVERNANCE BEST PRACTICES

The principal purpose of the Amended Equity Plan is to provide incentives to our employees and members of the Board in the form of options, restricted stock units and other equity awards to stimulate their personal and active interest in our financial success and induce them to remain in our service. The material terms of the Amended Equity Plan approved by the Board are described below. The following terms were included in the Amended Equity Plan based on the Board's ongoing efforts to incorporate evolving best practices into our executive compensation program, as well as the recommendations of management:

• Conservative share counting, consistent with our ordinary course practices;

• Awards granted under the Amended Equity Plan will vest no earlier than the first anniversary of the date the award is granted (subject to certain limited exceptions);

• Requirement that all awards are subject to any Company clawback policy, consistent with the terms and conditions of the agreements signed by awardees;

• Prohibition on dividend and dividend equivalents being paid on unvested awards;

• Prohibition on repricing options or SARs without stockholder approval; and

• Annual limit of $250,000 on the value awards granted to a non-employee director as compensation for services as a non-employee director during any fiscal year.

〉 OVERVIEW OF THE AMENDED EQUITY PLAN

The principal terms and conditions of the Amended Equity Plan are summarized below.

Authorized Shares:

Under the Existing Equity Plan, as of the 2017 Effective Date, an aggregate of 1,405,000 shares plus any of the 594,714 shares, which as of 2017 Effective Date were available for issuance under the 2007 Incentive Award Plan of Bio-Rad Laboratories, Inc., as amended (the "Prior Plan"), plus any shares which were subject to awards under the Prior Plan that, on or after the 2017 Effective Date, terminate, expire or lapse, were initially reserved for issuance.

We are asking our stockholders to approve an increase to the shares of common stock reserved for issuance under the Amended Equity Plan by 335,000 shares. If the Amended Equity Plan is approved by the stockholders, subject to the share counting provisions set forth below, an aggregate of 1,740,000 shares plus any of the 594,714 shares, which as of 2017 Effective Date were available for issuance under the Prior Plan, plus any shares which were subject to awards under the Prior Plan that, on or after the 2017 Effective Date, terminate, expire or lapse (collectively, the "Share Limit") will be reserved for issuance and may be issued or transferred pursuant to awards under the Amended Equity Plan.

The shares covered by the Amended Equity Plan may be authorized but unissued shares, treasury shares or shares purchased in the open market. As of February 23, 2026 the closing price of a share of Class A Common Stock on the NYSE was $268.25 and the closing price of a share of Class B Common Stock on the NYSE was $268.89.

Share Counting Provisions:

To the extent that an award under the Amended Equity Plan forfeited, expired, or was settled for cash (in whole or in part) since the 2017 Effective Date or forfeits, expires, or is settled for cash (in whole or in part), any shares subject to the award at such time became or will become available for future grants under the Amended Equity Plan. The following shares may not be added back to the number of shares available for issuance under the Amended Equity Plan: (a) shares tendered to pay the exercise price of a stock option; (b) shares withheld for payment of taxes for an award; (c) shares subject to SARs that are not issued in connection with stock settlement; and (d) shares purchased on the open market with cash proceeds from the exercise of stock options. Any shares repurchased by us at the same price paid by the participant so that such shares are returned to us will again be available for future awards. Further, the following will not be counted against the shares available for issuance under the Amended Equity Plan: (i) the payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the Amended Equity Plan and (ii) to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by the Company or any of our subsidiaries, except as may be required by reason of Section 422 of the Code.

Plan Administration and Grant Making Process:

Our Board will generally administer the Amended Equity Plan. The Amended Equity Plan provides that, subject to certain limitations, the Board may from time to time delegate its authority to grant awards to a committee consisting of one or more members of the Board or one or more of our officers. Subject to the terms and conditions of the Amended Equity Plan, the administrator will have the authority to select the persons to whom awards are to be made, to determine the type of awards to be granted and the number of shares to be subject to awards and the terms and conditions of awards, to determine when awards can be settled in cash, shares, other awards or whether to cancel, forfeit or surrender awards, to prescribe the form of award agreement, to accelerate vesting or lapse restrictions and to make all other determinations and to take all other actions necessary or advisable for the administration of the Amended Equity Plan. The administrator will also be authorized to adopt, amend or rescind rules relating to the administration of the Amended Equity Plan.

Award Eligibility:

The Amended Equity Plan provides that awards may be granted to employees or members of the Board of the Company and our subsidiaries. The administrator determines which of such employees or members of the Board will be granted awards and no person is entitled to participate in the Amended Equity Plan as a matter of right. Currently, we have 7 executive officers, 6 members of the board, and approximately 1,450 employees other than executive officers eligible to participate in the Amended Equity Plan.

Award Types:

The Amended Equity Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, dividend equivalents and other stock or cash based awards, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award, including exercise price, vesting schedule, and treatment of awards upon termination of employment, if applicable. Vesting provisions may require certain conditions to be met, such as continued employment or specified performance goals, before a participant may receive the shares underlying an award or before such shares become freely tradeable and nonforfeitable.

Awards may be made subject to our achievement of the level specified by the administrator or the compensation committee for one or more of performance goals, including the following: (i) gross or net sales or revenues; (ii) net income; (iii) pre-tax income; (iv) operating income; (v) cash flow (including, but not limited to, operating cash flow and free cash flow); (vi) earnings per share; (vii) operating margin; (viii) return on equity; (ix) return on invested capital or assets; (x) cost reductions or savings; (xi) expense levels; (xii) working capital; (xiii) economic value; (xiv) funds from operations; (xv) appreciation in the Fair Market Value of Stock; (xvi) total stockholder return; (xvii) implementation or completion of critical projects or initiatives or milestones related to such projects; (xviii) regulatory body approval for commercialization of a product; (xix) segment or product market share; (xx) product development; (xxi) manufacturing and manufacturing capacity; (xxii) acquisitions or sales of assets (including intellectual property) or subsidiaries; (xxiii) in-licensing and out-licensing of intellectual property; (xxiv) customer acquisition, expansion and retention or any combination of the foregoing; and (xxv) earnings before or after any one or more of the following items: interest, taxes, depreciation or amortization, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices. The administrator may provide that one or more adjustments be made to these performance goals.

Stock Options and Stock Appreciation Rights:

Stock options are rights to purchase shares at a specified exercise price. Stock options will be either nonqualified stock options ("NQSOs") or incentive stock options ("ISOs"). SARs are awards entitling the awardee to exercise all or a specified portion thereof (to the extent then exercisable pursuant to its terms) and to receive an amount determined by multiplying the difference obtained by subtracting the exercise price per share of such award from the fair market value on the date of exercise of such award by the number of shares with respect to which such award shall have been exercised. SARs may be settled in cash or shares, or in a combination of both, at the election of the administrator.

The exercise price per share subject to each stock option and SAR may not be less than fair market value on the date of grant (other than certain substitute options and SARs granted in connection with a corporate transaction) or, in the case of ISOs granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of the Company's capital stock, 110% of the fair market value of a share on the date of grant. Options and SARs will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant's continued employment or service with the Company or one of its subsidiaries and/or subject to the satisfaction of corporate performance targets and individual performance targets. The Amended Equity Plan provides that options and SARs may be granted for any term specified by the administrator that does not exceed ten (10) years or, in the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of the Company's capital stock, five (5) years.

Restricted Stock:

Restricted stock consists of shares of our common stock that may not be sold, assigned, transferred or pledged until certain restrictions or other requirements have expired or been removed. Restricted stock will be granted to any eligible individual selected by the administrator and will be made subject to such restrictions as may be determined by the administrator, including, without limitation, vesting conditions based on continued employment or service or on performance criteria established by the administrator. Restricted stock, typically, will be forfeited for no consideration or repurchased by the Company at the original purchase price or such other amount as may be specified in the award agreement if the conditions or restrictions on vesting are not met. The Amended Equity Plan provides that restricted stock generally may not be sold or otherwise transferred until restrictions are removed or expire. Recipients of restricted stock, unlike recipients of options, will have voting rights and the right to receive dividends, if any, prior to the time when the restrictions lapse; however, in the sole discretion of the administrator, any dividends will not be released until the restricted stock vests and restrictions are removed or expire. Further, except in connection with a spin-off or other similar event or as otherwise permitted by the Equity Plan, dividends that are paid prior to vesting of restricted stock shall only be paid to the extent that vesting conditions are subsequently satisfied and the restricted stock vests.

Restricted Stock Units:

Restricted stock units ("RSUs") represent the right to receive, at a specified time or times, a number of shares of our common stock or a cash payment equal to the fair market value of a specified number of shares of our common stock. Restricted stock units will be awarded to any eligible individual selected by the administrator, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. The administrator may impose restrictions on an awardee's ability to sell, assign, transfer or pledge the shares underlying RSUs. At the time of grant, the administrator will specify the maturity date for each grant of restricted stock units, which will be no earlier than the vesting date of the award. On the maturity date, the shares underlying the restricted stock units or, in the sole discretion of the administrator, an equivalent amount of cash or a combination of cash and shares, will be transferred to the awardee. Unlike restricted stock, recipients of restricted stock units generally will have no voting or dividend rights prior to the maturity date.

Dividend Equivalents:

Dividend equivalents may be granted by the administrator, either alone or in tandem with another award, based on dividends declared on the shares, to be credited as of dividend payment dates during the period between the date the dividend equivalents are granted to an awardee and the date

such dividend equivalents terminate or expire, as determined by the administrator. The Amended Equity Plan provides that dividend equivalents may be settled in cash or shares and at such times as determined by the administrator. Dividend equivalents with respect to any award that are based on dividends paid prior to the vesting of such award will only be paid to the awardee to the extent that the vesting conditions are satisfied and the award vests. No dividend equivalents will be payable with respect to options or SARs.

Other Stock or Cash Based Awards:

The administrator may also grant other stock or cash based awards, including awards entitling an awardee to receive shares or cash to be delivered immediately or in the future, to any eligible individual, including, without limitation, cash payments, cash bonus awards, stock payments, stock bonus awards, performance awards, incentive awards, deferred stock, and deferred stock units. Subject to the terms of the Amended Equity Plan, the administrator will determine the terms and conditions of each such award, including the term of the award, any exercise or purchase price, performance goals, transfer restrictions, vesting conditions and other terms and conditions. Other cash or stock based awards may be paid in cash, shares or a combination of cash and shares, as determined by the administrator, and may be available as a form of payment in the settlement of other awards granted under the Amended Equity Plan, as stand-alone payments, as part of a bonus, deferred bonus, deferred compensation or other arrangement and/or as payment in lieu of compensation to which an eligible individual is otherwise entitled. Except in connection with a spin-off or other similar event or as otherwise permitted by the Amended Equity Plan, dividends that are paid prior to vesting of a stock or cash based award shall only be paid to the extent that the vesting conditions are subsequently satisfied and the other stock or cash based award vests.

Annual Award Limits:

Awards under the Amended Equity Plan will be subject to the following annual limits:

- the maximum number of shares with respect to one or more awards that may be granted to any one person during any calendar year shall be 225,000; and
- the maximum aggregate amount that may be paid in cash to any one person in any calendar year with respect to one or more awards payable in cash shall be $8,000,000.

In addition, the value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of awards granted to a non-employee director as compensation for services as a non-employee director during any fiscal year of the Company may not exceed $250,000.

Minimum Vesting Period:

The administrator generally has authority to determine the terms and conditions of vesting of awards under the Amended Equity Plan. However, awards granted under the Amended Equity Plan will vest no earlier than the first anniversary of the date the award is granted and no award agreement shall be permitted to reduce or eliminate this requirement; provided, that the administrator may provide that such minimum vesting restrictions may lapse or be waived upon the holder's termination of service and/or in connection with a change in control and awards that result in the issuance of an aggregate of up to 5% of the Share Limit may be granted to any one or more eligible individuals without respect to this minimum vesting provision. For purposes of awards to non-employee directors, a vesting period will be deemed to be one year if it runs from the date of one annual meeting of the Company's stockholders to the next annual meeting of the Company's stockholders, so long as the period between meetings is not less than 50 weeks.

Effects of Change in Control:

In the event of a change in control, the administrator will cause any and all awards outstanding under the Amended Equity Plan to vest and become exercisable and all forfeiture restrictions on any or all of such awards to lapse. Furthermore, upon, or in anticipation of, a change in control, the administrator may cause any and all awards outstanding under the Amended Equity Plan to terminate at a specific time in the future and shall give each awardee the right to exercise such awards during a period of time as the administrator, in its sole and absolute discretion, shall determine.

Prohibition on Repricing Without Stockholder Approval:

We may not, without the approval of our stockholders, (a) authorize the amendment of any outstanding option or SAR to reduce its price per share, or (b) cancel any option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares.

Awards Subject to Clawback:

Under the Amended Equity Plan, all awards (including any proceeds, gains or other economic benefit actually or constructively received by an awardee upon any receipt or exercise of any award or upon the receipt or resale of any shares underlying any award and any payments of a portion of an incentive-based bonus pool allocated to an awardee) shall be subject to forfeiture and/or repayment to the Company to the extent and in the manner required (a) to comply with any requirements imposed under applicable laws and/or the rules and regulations of the securities exchange or inter-dealer quotation system on which the Common Stock is listed or quoted, including, without limitation, pursuant to Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and (b) under the terms of any policy, guideline or Board committee charter adopted for reasons related to fraud, governance or similar considerations whether or not such policy or guideline was in place at the time of grant of an award.

Miscellaneous Provisions

Adjustment Upon Certain Events:

In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution of the Company's assets to stockholders (other than normal cash dividends) or any other corporate event affecting the shares or the share price other than an equity restructuring that would require adjustments to the Amended Equity Plan or any awards under the Amended Equity Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator may make equitable adjustments, if any, to reflect such change with respect to (a) the aggregate number and kind of shares that may be issued under the Amended Equity Plan; (b) the maximum aggregate number of shares that may be granted to any one person during any calendar year; (c) the number and kind of shares (or other securities and property) subject to outstanding awards; (d) the terms and conditions of outstanding awards; and (e) the grant or exercise price per share for any outstanding awards.

In addition, in the event of any event described above or any unusual or nonrecurring transactions or events affecting the Company or any of its subsidiaries, or the financial statements of the Company or any of its subsidiaries, or of changes in applicable law or applicable accounting standards, the administrator, in its sole discretion, and on such terms and conditions as it deems appropriate, is authorized to provide for the termination, assumption or substitution of an award, to make adjustments in the shares and/or in the terms and conditions of the shares subject to an award, to provide for the early vesting of an award, to replace an award with other rights or property or to provide that an award cannot vest or become payable after such event.

In connection with the occurrence of any equity restructuring that would require adjustments to the Amended Equity Plan or any awards under the Amended Equity Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator shall make equitable adjustments to the number and type of securities subject to each outstanding award and the exercise price or grant price thereof, as well as certain other equitable adjustments as the administrator deems appropriate, in its sole discretion.

In the event of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares or the share price, for reasons of administrative convenience, the administrator, in its sole discretion, may refuse to permit the exercise of any award during a period of up to 30 days prior to the consummation of such transaction.

Transferability of Awards:

Except by will or the laws of descent and distribution or pursuant to beneficiary designation procedures approved from time to time by the administrator or as otherwise provided by the administrator, no award granted under the Amended Equity Plan may be assigned, transferred or otherwise disposed of by the participant, unless and until the award has been exercised or the shares underlying the award have been issued, and all restrictions applicable to the shares have lapsed. For clarity, no award may be transferred to a third party for monetary consideration.

Rights as a Stockholder:

An awardee will not have any rights as a stockholder as to the shares covered by an award until the awardee becomes the record owner of such shares.

At-Will Service:

Nothing in the Amended Equity Plan or in any award agreement will give any awardee under the Amended Equity Plan any right to continue in the employ of our Company or any of our subsidiaries or will interfere with or restrict in any way the rights of any such entity to discharge any awardee at any time.

Data Privacy:

The Amended Equity Plan provides that as a condition of receipt of any award, each awardee explicitly consents to the collection, use and transfer, in electronic or other form, of personal data by and among, as applicable, the Company and our subsidiaries, including any requisite transfer of such data as may be required to a broker or other third party with whom the Company or any of our subsidiaries or the awardee may elect to deposit any shares, to implement, administer and manage the awardee's participation in the Amended Equity Plan. The Company may also make the data available to public authorities where required under locally applicable law.

Tax Withholding:

We may deduct or withhold, or require the participant to remit to the Company, an amount sufficient to satisfy applicable withholding tax obligations with respect to any taxable event concerning the participant arising as a result of the Amended Equity Plan or any award. The administrator may in its discretion and in satisfaction of the foregoing requirement allow the participant to satisfy such obligations by means of cash or check, shares, broker-assisted cashless exercise or any other form of legal consideration acceptable to the administrator. The administrator may allow the participant to elect to have the Company withhold shares otherwise issuable under any award

(or allow the surrender of shares). The number of shares which may be withheld (or surrendered) shall be no greater than the number of shares having a fair market value on the date of withholding equal to the aggregate amount of such liabilities based on the maximum statutory withholding rates in the participant's applicable jurisdictions for federal, state, local and foreign income and payroll taxes (or such other rate as may be required to avoid adverse accounting consequences).

Amendment and Termination:

The Amended Equity Plan may be amended, modified or terminated by the Board at any time and from time to time; provided that, no amendment, suspension or termination of the Amended Equity Plan shall, without the consent of the awardee, materially and adversely affect any rights or obligations under any award theretofore granted or awarded, unless the award itself otherwise expressly so provides or such action is to comply with the requirements of any applicable claw-back policy or Code Section 409A.

Notwithstanding the foregoing, the Amended Equity Plan requires the Company to obtain stockholder approval within twelve (12) months before or after any of the following actions (other than in connection with certain corporate events, as described above):

- Increase in the limits imposed on the maximum number of shares available under the Amended Equity Plan;
- Reduction in the price per share of any outstanding option or SAR granted under the Amended Equity Plan; or
- Cancellation of any option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of a share.

In addition, subject to applicable law and as set forth above, the administrator may amend, modify or terminate any outstanding award, including substituting therefor another award of the same or a different type, changing the date of exercise or settlement, and converting an ISO to an NQSO. The awardee's consent to such action will be required unless (a) the administrator determines that the action, taking into account any related action, would not materially and adversely affect the awardee, or (b) the change is otherwise permitted under the Amended Equity Plan.

Expiration Date:

The Amended Equity Plan will expire on, and no award will be granted pursuant to the Amended Equity Plan after March 18, 2036. Any award that will be outstanding on the expiration date of the Amended Equity Plan will remain in force according to the terms of the Amended Equity Plan and the applicable award agreement.

〉 FEDERAL INCOME TAX CONSEQUENCES

This discussion regarding federal tax consequences is intended for the general information of our stockholders, not Amended Equity Plan participants. Alternative minimum tax and state and local income taxes are not discussed and may vary depending on individual circumstances and from locality to locality.

Code Section 409A:

Certain awards under the Amended Equity Plan may be considered "nonqualified deferred compensation" subject to Code Section 409A, which imposes additional requirements on the payment of deferred compensation. These requirements generally provide that, if at any time during a taxable year a nonqualified deferred compensation plan fails to meet the requirements of Code Section 409A or is not operated in accordance with those requirements, all amounts deferred under the nonqualified deferred compensation plan for the then-current taxable year and all preceding taxable years, by or for any participant with respect to whom the failure relates, are includible in the gross income of the participant for the taxable year to the extent not subject to a substantial risk of forfeiture and not previously included in gross income. If a deferred amount is required to be included in income under Code Section 409A, the amount will be subject to income tax at regular income tax rates plus a 20 percent penalty, as well as potential premium interest tax.

Federal Tax Treatment of Award Types:

Nonqualified Stock Options. An awardee of nonqualified stock options does not realize taxable income upon receiving an option, nor are we entitled to any deduction at the time of grant. Upon exercise of a nonqualified stock option, the optionee realizes ordinary income, and we are entitled to a deduction, in an amount equal to the difference between the option's exercise price and the fair market value of the stock on the date of exercise. An optionee's basis for the stock for the purpose of determining gain or loss on the subsequent disposition of the shares is the fair market value of the stock on the date of exercise.

Incentive Stock Options. There is no taxable income to an awardee of ISOs either at the time of grant or upon exercise; however, the amount by which the fair market value of the shares at the time of exercise exceeds the option price is an "'item of tax preference'" for the optionee. Gain realized by an optionee upon sale of stock issued on exercise of an ISO is taxable at capital gains rates, and no tax deduction is available to us unless the optionee disposes of the shares within two years after the date of grant or within one year of the date the shares were transferred to the optionee. In that event, the difference between the option exercise price and the fair market value of the shares on the date of the exercise is taxed at ordinary income rates, and we are entitled to a deduction to the extent the employee must recognize ordinary income. An ISO that is exercised more than three months after retirement is taxed as a nonqualified stock option, with the optionee deemed to have received income upon the exercise taxable at ordinary income rates. We are entitled to a tax deduction equal to the ordinary income, if any, realized by the optionee.

Stock Appreciation Rights. An awardee of SARs realizes no taxable income at the time of receipt. Upon exercise, the fair market value of the shares (or cash in lieu of shares) received is taxable as ordinary income. We are entitled to a deduction in the same amount that the awardee realizes as ordinary income.

Restricted Stock. Unless an election is made under Section 83(b) of the Code, an awardee of restricted stock does not have taxable income upon receipt of restricted stock and we are not entitled to a deduction upon issuance. However, when the restrictions lapse such that the shares are no longer subject to forfeiture or, if applicable, repurchased by us, the recipient realizes ordinary income, and we are entitled to a deduction, in an amount equal to the fair market value of the shares at the date the restrictions lapse, less the purchase price thereof. If an election is made under Section 83(b), the awardee realizes ordinary income at the date of issuance equal to the difference between the fair market value of the shares at that date less the purchase price thereof and we are entitled to a deduction in the same amount.

Restricted Stock Units. An awardee of RSUs does not realize taxable income until he or she receives stock or cash pursuant to the award, at which time the awardee realizes ordinary income equal to the full fair market value of the shares delivered or the amount of cash paid. At that time, we are allowed a deduction equal to the compensation taxable to the recipient, subject to Code restrictions.

Dividend Equivalents. An awardee of dividend equivalents does not realize taxable income at the time of grant, and we are not entitled to a deduction at that time. When a dividend equivalent is paid, the awardee recognizes ordinary income and we are entitled to a corresponding deduction.

Other Stock or Cash Based Award. The tax consequences associated with any other stock and cash based award granted under the Amended Equity Plan will vary depending on the specific terms of such award. Among the relevant factors are whether or not the award has a readily ascertainable fair market value, whether or not the award is subject to forfeiture provisions or restrictions on transfer, the nature of the property received or to be received by the participant under the award and the participant's holding period and tax basis for the award or underlying common shares (if any). Other stock or cash based awards under the Amended Equity Plan may include, without limitation, deferred stock and deferred stock units, the federal tax treatment of which is described below.

• Deferred stock - An awardee of deferred stock generally does not have taxable income upon receipt of deferred stock nor are we entitled to a deduction upon issuance. When the deferred stock vests and is issued to the awardee, the awardee realizes ordinary income and we are entitled to a deduction in an amount equal to the difference between the fair market value of the shares at the date of issuance over the purchase price, if any, for the deferred stock. Deferred stock may be subject to Code Section 409A, and the failure of any award of deferred stock that is subject to Code Section 409A to comply therewith may result in taxable income to the awardee upon the grant or vesting of the award, as well as interest and penalties.

- Deferred stock units ("DSUs") - An awardee of DSUs generally does not have taxable income upon receipt of DSUs nor are we entitled to a deduction upon issuance. When the shares underlying the DSUs are issued to the awardee (or payment is made equal to the fair market value of such shares), the awardee generally realizes ordinary income and we are entitled to a deduction in an amount equal to the difference between the fair market value of the shares at the date of issuance (or the amount of payment) over the DSUs. DSUs may be subject to Code Section 409A, and the failure of any award of DSUs to comply therewith may result in taxable income to the awardee upon the grant or vesting of the award, as well as interest and penalties.

〉 NEW PLAN BENEFITS:

Other than pursuant to the terms of the Company's director compensation policy, no determination has been made as to the types or amounts of awards that will be granted in the future pursuant to the Amended Equity Plan. It is therefore not possible to determine the future benefits that will be received by participants other than pursuant to the director compensation policy.

Name and Position	Dollar Value of RSUs ($)[1]	Number of Shares (#)
Named Executive Officers:		
Norman Schwartz Chief Executive Officer and Chairman of the Board	—	—
Roop K. Lakkaraju Executive Vice President, Chief Financial Officer	—	—
Jonathan P. DiVincenzo President and Chief Operating Officer	—	—
Rajat Mehta Executive Vice President, Global Commercial Operations	—	—
James Barry Executive Vice President and President, Life Science Group	—	—
Executive Group	—	— [1]
Non-Executive Director Group	$400,000	
Non-Executive Officer Employee Group	—	—

(1) Each of our non-employee directors is eligible to receive $100,000 in equity grants of RSUs. The number of RSUs awarded is determined based on dividing $100,000 by the 20-trading day closing average per share price of our Class A Common Stock ending two weeks prior to the grant date, rounded down to the next whole number of shares. The aggregate number of shares to be granted to non-employee directors is not included in the table above as the number of shares will be determined as of the grant date.

〉 HISTORICAL GRANTS UNDER THE AMENDED EQUITY PLAN:

The following table provides summary information regarding the number of shares of our Class A and Class B Common Stock subject to awards granted under the Amended Equity Plan to certain persons since the Amended Equity Plan's initial effective date through February 23, 2026.

Name	Number of Shares Underlying Stock Options (#)	Number of Shares Underlying RSUs (#)	Number of Shares Underlying PSUs (#)[1]
Named Executive Officers:			
Norman Schwartz	75,659	100,488	6,783
Roop K. Lakkaraju	3,891	15,934	—
Jonathan P. DiVincenzo	4,863	14,328	—
Rajat Mehta	—	7,307	—
James Barry	4,097	15,081	566
All current executive officers as a group (8 persons)	99,857	181,137	7,349
All current directors who are not executive officers as a group	—	5,993	—
Each director nominee (who is not a named executive officer)			
Jeffrey L. Edwards	—	715	—
Gregory K. Hinckley	—	715	—
Melinda Litherland	—	715	—
Arnold A. Pinkston	—	715	—
Allison Schwartz	—	3,133	—
Each associate of any such executive officer, director or director nominee	—	—	—
Each other person who received or is to receive 5% of awards under the plan	—	—	—
All current employees who are not executive officers as a group	16,148	757,970	2,705

(1) For PSUs, the number of shares is calculated assuming "target" performance.

〉 VOTE REQUIRED:

The Amended Bio-Rad Laboratories, Inc. 2017 Incentive Award Plan must receive the affirmative vote of a majority of our Voting Power present or represented by proxy at the meeting and entitled to vote on such matter in order for it to be approved.

Executive Officers

Executive officers of Bio-Rad as of the date of this proxy statement are listed in the table below.

Name	Position with Bio-Rad	Age
Norman Schwartz	Chief Executive Officer and Chairman of the Board	76
James Barry	Executive Vice President and President, Life Science Group	48
Jonathan P. DiVincenzo	President and Chief Operating Officer	60
Eva Anette Engelhardt	Executive Vice President and President, Clinical Diagnostics Group	56
Courtney C. Enloe	Executive Vice President, General Counsel and Secretary	54
Sedat Evran	Executive Vice President, Global Supply Chain	54
Roop K. Lakkaraju	Executive Vice President, Chief Financial Officer	55
Rajat Mehta	Executive Vice President, Global Commercial Operations	47

Biographical information for Norman Schwartz is provided in the preceding pages. Biographical information for our other executive officers is set forth below. Our executive officers also serve in various management capacities with our wholly owned subsidiaries.

〉 JAMES BARRY

James Barry was appointed Executive Vice President, President, Life Science Group in May 2024. Previously Mr. Barry was Senior Vice President Global Manufacturing Operations from 2022 to 2024, Senior Vice President, Quality Controls Division from 2020 to 2022, and Vice President/General Manager, Quality Controls Division from 2017 to 2020. Prior to joining Bio-Rad in 2017, Mr. Barry held roles of increasing responsibility at Beckman Coulter, a Danaher Corporation company that is a global life sciences and diagnostics innovator, from 1999 to 2017. He holds a B.S. degree in Mechanical Engineering from Rose Hulman Institute of Technology and an MBA from Pepperdine University.

〉 JONATHAN P. DIVINCENZO

Jonathan P. DiVincenzo was appointed President and Chief Operating Officer in September 2024. Mr. DiVincenzo has more than 30 years of industry experience across strategic, operational, and commercial organizations in both life science and diagnostics. Prior to joining Bio-Rad, Mr. DiVincenzo was Executive Vice President and President, Central Laboratories & International at Labcorp Holdings Inc., a global provider of comprehensive laboratory services, from May 2023 to August 2024. Prior to that, at Labcorp, he was President, Clinical Trials Testing Solutions from October 2019 to May 2023, and Senior Vice President, GM, Covance, from August 2017 to October 2019. Prior to Labcorp, from 2013 to 2016, Mr. DiVincenzo was President of the Environmental Health Division at PerkinElmer, a global company focused on diagnostics, life science research, food quality, environmental health, and industrial testing. Mr. DiVincenzo's other previous global leadership roles have included CEO of Enzymatics, a privately held molecular biology reagents company, and senior positions with EMD Millipore, a subsidiary of Merck KGaA. Mr. DiVincenzo holds a Bachelor of Science degree in mechanical engineering from Northeastern University.

〉 EVA ANETTE ENGELHARDT

Eva Anette Engelhardt was appointed Executive Vice President, President, Clinical Diagnostics Group in June 2024. Prior to joining Bio-Rad, Ms. Engelhardt was at Cepheid, a wholly owned subsidiary of Danaher Corporation and a global molecular diagnostics company, as Senior Vice President Global R&D from November 2022 to May 2024 and Senior Vice President and General Manager Emerging & Growth Opportunities Business from March 2022 to November 2022. Prior to that, Ms. Engelhardt held several senior positions at bioMerieux Inc., a global in vitro diagnostics company, from 2010 to 2022, including Senior Vice President New Technologies Franchise from 2019 to 2022, and Senior Vice President Microbiology Business Area from 2014 to 2019. Ms. Engelhardt also was CEO of privately held AB BIODISK from 2007 to 2010. She holds a combined Master of Science and Bachelor of Science degree in Chemical Engineering and Polymer Technology from the Royal Institute of Technology in Stockholm, Sweden.

〉 COURTNEY C. ENLOE

Courtney C. Enloe was appointed Executive Vice President, General Counsel and Secretary in April 2024. Prior to joining Bio-Rad, Ms. Enloe held several senior legal positions at 3M, a multinational conglomerate operating through its Safety & Industrial, Transportation & Electronics, Health Care, and Consumer business groups, from 2017 to 2024, including most recently Senior Vice President and Deputy General Counsel from January 2022 to April 2024, Senior Vice President and Global Head of Government Affairs (Interim) from August 2021 to February 2022, and Senior Vice President and Chief Litigation Counsel from April 2021 to December 2021. Prior to that, Ms. Enloe was Chief Counsel at McKesson, a global health care company, from 2016 to 2017 and Lead Counsel - Litigation from 2014 to 2016. Prior to that, Ms. Enloe held senior legal roles at Georgia-Pacific, LLC and EarthLink. She began her career at the law firms of Alston & Bird and Holland & Knight following a judicial clerkship. Ms. Enloe holds a JD from Washington and Lee University School of Law and a BA with Honors (magna cum laude) in English and political science from Samford University.

〉 SEDAT EVRAN

Sedat Evran was appointed Executive Vice President, Global Supply Chain in September 2023. Prior to joining Bio-Rad, Mr. Evran was Vice President, Global Operations and Supply Chain at Danaher Corporation, a global life sciences and diagnostics innovator, from 2020 to 2023, and Vice President, Operations and Supply Chain Seed from 2019 to 2020. Prior to that, he was Vice President, Diagnostics Global Operations at Perkin Elmer, a global analytical services and solutions provider, from 2015 to 2019. Mr. Evran held supply chain leadership roles at Hil-Rom from 2011 to 2015, and at GE Healthcare and General Electric Medical Systems from 2001 to 2011.

〉 ROOP K. LAKKARAJU

Roop K. Lakkaraju was appointed Executive Vice President, Chief Financial Officer in April 2024. Prior to joining Bio-Rad, Mr. Lakkaraju was Executive Vice President and Chief Financial Officer at Benchmark Electronics, a multi-national electronics manufacturing services company, from January 2018 to March 2024. Prior to that, he was Chief Financial Officer at Maana, Inc., an enterprise software company, from 2017 to 2018, and Chief Operating Officer and Chief Financial Officer at Support.com, a provider of cloud-based software and services, from 2013 to 2017. Prior to those roles, he held senior executive financial and operational roles at Quantros, Inc., 2Wire Inc. Solectron Corporation, and Safeguard Scientifics. Mr. Lakkaraju began his career as an auditor with Grant Thornton and PricewaterhouseCoopers, and holds a B.S. in Business Administration, Accounting, from San Jose State University. He also served on the board of directors and as audit committee chair at Infinera Corporation, a publicly traded global supplier of open optical networking solutions, until Infinera was acquired by Nokia Corporation as of February 28, 2025.

〉 RAJAT MEHTA

Rajat Mehta was appointed Executive Vice President, Global Commercial Operations in August 2025. Prior to joining Bio-Rad, Mr. Mehta was Senior Vice President at Labcorp Holdings Inc., a global provider of comprehensive laboratory services, from September 2019 to July 2025, where he oversaw global commercial operations for Labcorp's West Division. Prior to that, he was Vice President & General Manager of the Applied Technologies Business Unit at Thermo Fisher Scientific, a global life science and clinical research company, from 2016 to 2019. Prior to that, Mr. Mehta held senior global commercial roles of increasing responsibility at the Dow Chemical Company from 2007 to 2016, and he held sales roles with startup companies from 2000 to 2006. He holds an MBA from The Wharton School, University of Pennsylvania and a Bachelor of Science degree in Electrical Engineering from Kurukshetra University in India.

Principal and Management Stockholders

The following table presents certain information as of February 23, 2026 (except as noted below), with respect to our Class A Common Stock and Class B Common Stock beneficially owned by: (i) any person who is known to us to be the beneficial owner of more than five percent of the outstanding Common Stock of either class, (ii) each of our directors and our director nominees, (iii) certain of our executive officers named in the "Summary Compensation Table" of this proxy statement

and (iv) all of our directors and executive officers as a group as of the date of this proxy statement. The address for all executive officers and directors is c/o Bio-Rad Laboratories, Inc., 1000 Alfred Nobel Drive, Hercules, California, 94547. As described in the notes to the table, certain named beneficial owners share voting and/or investment power with respect to certain shares of Common Stock. Consequently, such shares are shown as beneficially owned by more than one person.

Name and, with Respect to Owner of 5% or More, Address	Class A Common Stock[1]		Class B Common Stock		Voting Power Percent^
	Number of Shares and Nature of Ownership[2]	Percent of Class	Number of Shares and Nature of Ownership[2]	Percent of Class	
Blue Raven Partners, L.P.[3] 1000 Alfred Nobel Drive Hercules, CA 94547	—	0.0%	4,060,054	80.1%	55.9%
First Eagle Investment Management, LLC[4] 1345 Avenue of the Americas New York, NY 10105	2,528,321	11.5%	—	0.0%	3.5%
The Vanguard Group[5] 100 Vanguard Blvd. Malvern, PA 19355	1,907,640	8.7%	—	0.0%	2.6%
Blackrock, Inc.[6] 50 Hudson Yards New York, NY 10001	1,618,123	7.4%	—	0.0%	2.2%
Van Eck Associates Corporation[7] 666 Third Avenue, 9th Floor New York, NY 10017	1,306,473	6.0%	—	0.0%	1.8%
Norman Schwartz[8][9][10][11][12][13] Bio-Rad Laboratories, Inc. 1000 Alfred Nobel Drive Hercules, CA 94547	3,234,613	14.7%	4,929,036	97.3%	72.3%
Steven Schwartz[8][10][11][14] Bio-Rad Laboratories, Inc. 1000 Alfred Nobel Drive Hercules, CA 94547	380,029	1.7%	4,098,294	80.9%	57.0%
Jeffrey L. Edwards[12]	715	0.0%	—	0.0%	0.0%
Gregory K. Hinckley[12]	1,215	0.0%	—	0.0%	0.0%
Melinda Litherland[12]	715	0.0%	—	0.0%	0.0%
Arnold A. Pinkston[12]	715	0.0%	—	0.0%	0.0%
Allison Schwartz[10][11][12]	17,841	0.1%	3,996	0.1%	0.1%
Roop K. Lakkaraju[12]	3,894	0.0%	—	0.0%	0.0%
Jonathan P. DiVincenzo[12]	2,134	0.0%	—	0.0%	0.0%
Rajat Mehta[12]	58	0.0%	—	0.0%	0.0%
James Barry[12]	1,828	0.0%	—	0.0%	0.0%
All directors and executive officers as a group[12] (13 persons)	3,254,119	14.8%	4,933,032	97.4%	72.3%

^ Voting Power represents combined voting power of Class A Common Stock (one-tenth of a vote) and Class B Common Stock (one vote) owned beneficially as of February 23, 2026.

(1) *Excludes Class A Common Stock that may be acquired on conversion of Class B Common Stock. Class B Common Stock may be converted to Class A Common Stock on a one for one basis and, if fully converted, would result in the following percentage beneficial ownership of Class A Common Stock: Blue Raven Partners. L.P. 15.0%; First Eagle Investment Management, LLC 9.4%; The Vanguard Group, 7.1%; BlackRock, Inc. 6.0%; Van Eck Associates Corporation, 4.8%; Norman Schwartz 30.2%; Steven Schwartz 16.6%; Allison Schwartz 0.1%; and all directors and executive officers as a group 30.3%. Management considers any substantial conversions by the executive officers or directors listed in the table to be highly unlikely.*

(2) *Except as otherwise indicated and subject to applicable community property and similar statutes, the persons listed as beneficial owners of the shares have sole voting and investment power with respect to such shares. Number of shares is based on the statements of the stockholders where not identified specifically in the stockholder register.*

(3) *Norman Schwartz and Steven Schwartz are general partners of Blue Raven Partners, L.P., a California limited partnership, and, as such, share voting and dispositive power over the Class B Common Stock held by Blue Raven Partners.*

(4) *Based solely on a Schedule 13G/A filed on August 6, 2025 with the Securities and Exchange Commission. First Eagle Global Fund, a registered investment company for which First Eagle Investment Management, LLC acts as investment adviser, may be deemed to beneficially own 1,878,739 of the 2,528,321 shares owned by First Eagle Investment Management, LLC.*

(5) *Based solely on a Schedule 13G/A filed on December 20, 2024 with the Securities and Exchange Commission.*

(6) *Based solely on a Schedule 13G/A filed on October 17, 2025 with the Securities and Exchange Commission.*

(7) *Based solely on a Schedule 13G/A filed on November 14, 2024 with the Securities and Exchange Commission.*

(8) *Includes 4,060,054 shares of Class B Common Stock held by Blue Raven Partners, L.P.*

(9) *Includes 2,714,928 shares of Class A Common Stock and 494,510 shares of Class B Common Stock, which are held in the following trusts, all of which Norman Schwartz is the sole trustee: the David and Alice N. Schwartz Charitable Remainder Unitrust (34,311 shares of Class A Common Stock); the David Schwartz Exemption Trust (90 shares of Class A Common Stock); the David Schwartz Exempt Marital Trust (240 shares of Class A Common Stock); the David Schwartz Non-Exempt Marital Trust (898,931 shares of Class A Common Stock and 57,000 shares of Class B Common Stock); the Alice N. Schwartz Revocable Trust (1,781,356 shares of Class A Common Stock and 437,510 shares of Class B Common Stock).*

(10) *Includes 16,385 shares of Class A Common Stock held by Alles Institute for Medical Research, a Delaware Charitable Nonstock Corporation, with respect to which Norman Schwartz, Steven Schwartz and Allison Schwartz each have voting power and dispositive power consistent with the purposes of the Delaware Charitable Nonstock Corporation.*

(11) *Norman Schwartz and Steven Schwartz are brothers. Norman Schwartz is the father of Allison Schwartz.*

(12) *Includes shares with respect to which such persons have the right to acquire beneficial ownership immediately or within sixty days of February 23, 2026 under the Company's employee stock purchase plan, restricted stock unit agreements and stock option agreements, as follows: Norman Schwartz, 59,866 Class A shares; Jeffrey L. Edwards, 407 Class A shares; Gregory K. Hinckley, 407 Class A shares; Melinda Litherland, 407 Class A shares; Arnold A. Pinkston, 407 Class A shares; Allison Schwartz, 0 Class A shares; Roop K. Lakkaraju, 2,050 Class A shares; Jonathan P. DiVincenzo, 1,215 Class A shares; Rajat Mehta, 0 Class A shares; James Barry, 1,318 Class A shares; and all directors and officers as a group, 69,980 Class A shares.*

(13) *Includes 13,006 shares of Class B Common Stock owned by Norman Schwartz's wife, as to which Norman Schwartz disclaims any beneficial ownership.*

(14) *Includes 1,498 shares of Class A Common Stock and 13,006 shares of Class B Common Stock owned by Steven Schwartz's wife, as to which Steven Schwartz disclaims any beneficial ownership.*

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our Common Stock. To our knowledge, based solely upon our review of the copies of such reports furnished to us and written representations from certain insiders that no other reports were required, during the fiscal year ended December 31, 2025, all Section 16(a) filing requirements applicable to insiders were complied with.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management, including the Company's Chairman and Chief Executive Officer. Based on the review and discussions referred to above, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and this proxy statement.

THE COMPENSATION COMMITTEE

Jeffrey L. Edwards

Gregory K. Hinckley

The Compensation Committee report shall not be deemed "soliciting material" or incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act or the Exchange Act and shall not otherwise be deemed filed under these Acts.

Compensation Discussion and Analysis

In this Compensation Discussion and Analysis, we review the objectives and elements of our execution compensation program and discuss the 2025 compensation earned by our named executive officers, or NEOs.

For 2025, our named executive officers were:

Name	Position
Norman Schwartz	Chief Executive Officer and Chairman of the Board
Roop K. Lakkaraju	Executive Vice President, Chief Financial Officer
Jonathan P. DiVincenzo	President and Chief Operating Officer
Rajat Mehta	Executive Vice President, Global Commercial Operations
James Barry	Executive Vice President and President, Life Science Group

COMPENSATION PROGRAM OBJECTIVES AND PHILOSOPHY

We maintain various compensation programs for our named executive officers. Our executive compensation program, taken as a whole, has several objectives. The overriding objective of our executive compensation program is to attract, retain, motivate and develop the type of executives who will establish and execute strategic initiatives that help us to continue to grow a profitable business. We also want our executive compensation program to help align the interests of the executives with the interests of the Company and its stockholders. Finally, we want to reward our executives for business achievements and satisfaction of corporate objectives without creating risks which could have a material adverse effect on the Company.

In developing our overall executive compensation program and in setting individual pay levels for the named executive officers, we strive to meet the following goals:

- To pay salaries that are competitive in our industry and our geographical market.
- To use executive pay practices that are commonly found in our industry, as appropriate.

- To pay salaries and award merit increases on the basis of the individual executive's performance and contributions and the value of the executive's position within our organization.
- To maintain a "pay for performance" outlook, particularly in our incentive programs.
- To manage risk taking by incorporating objective company performance goals into our incentive programs.

Our executive compensation program is designed to reward our executives for Company and individual performance. Because we feel that each of our named executive officers provides unique services to us, we do not use a fixed relationship between base pay, annual performance-based cash bonus payments and equity awards. When we make our final decisions about a named executive officer's total compensation package for a year, we look at the three primary elements of compensation (base pay, potential performance-based bonus payments and long-term equity awards) individually and as a complete package. Overall, we believe that our total compensation program for executives is reasonable while being competitive within the market in which we compete for executive talent and does not create risks that are reasonably likely to have a material adverse effect on the Company.

STOCKHOLDER SAY-ON-PAY VOTE

At our 2023 meeting of stockholders, we provided our stockholders with the opportunity to cast an advisory vote on executive compensation. 96% of the shares represented in attendance or by proxy and entitled to vote on this "2023 say-on-pay vote" were voted in favor of the proposal. We have considered the 2023 say-on-pay vote, and we believe that the substantial support of our stockholders for the 2023 say-on-pay vote proposal indicates that our stockholders are generally supportive of our approach to executive compensation. Thus, we have not made any material changes

to our executive compensation arrangements in response to the 2023 say-on-pay vote. At our 2023 meeting of stockholders, our stockholders voted in favor of the proposal to hold say-on-pay votes every three years. Accordingly, the next say-on-pay advisory vote will be held this year at our 2026 meeting of stockholders. In the future, we will continue to consider the outcome of our say-on-pay votes when making compensation decisions regarding the named executive officers.

THE COMPONENTS OF OUR EXECUTIVE COMPENSATION PROGRAM

To achieve the above goals, we have created an executive compensation program which consists of base pay, a short-term performance-based cash bonus program pursuant to the Incentive Bonus Plan, or IBP, and an equity grant program providing long-term incentives.

		Pay Element	Objective
FIXED	Annual	**Base Salary**	• Provides a degree of financial certainty and stability that helps us retain talent. • Recognizes competitive market conditions and/or rewards individual performance through periodic increases.
AT RISK OR PERFORMANCE-BASED	Long-Term	**Restricted Stock Units and Stock Options**	• Provides a direct link to the creation of stockholder value and execution of our strategy. • Aligns NEOs' interests with stockholders. • Fosters long-term focus and retention.
	Annual	**Incentive Bonus Plan (IBP)**	• Motivates NEOs to meet or exceed our annual performance goals to drive annual performance and position us for longer-term success. • Measures NEOs' performance against pre-established Company performance goals. • Aligns all staff members around the same Company performance goals as all such annual cash incentive awards are based on the same Company financial performance goals.

We use this mix of compensation for a variety of reasons:

• These types of programs, as a package, are typically offered by the companies from which we seek executive talent.
• These programs provide immediate and long-term incentives for the executive officers, thereby helping to align the executives' interests with those of the Company and its stockholders.
• We apply differing performance goals to the various types of pay to help motivate the executives to accomplish separate and diverse corporate and individual goals.
• Diverse programs, performance goals and payout timing help manage risk taking.

We provide executives with a package of fringe benefits on the same basis that is provided to all full-time benefits eligible employees. These benefits include such items as health insurance, tax qualified profit-sharing plan contributions and group term life insurance. We do not provide the executives with any fringe benefits that are not generally available to other full-time professional employees.

We believe that our executive compensation program, taken as a whole, is a cost-effective method of providing competitive pay to our named executive officers and implementing our compensation philosophy and objectives.

OUR PROCESS FOR SETTING EXECUTIVE COMPENSATION

Our Human Resources Department provides various types of compensation information to the Chief Executive Officer and to the Compensation Committee for their consideration and reference. The Compensation Committee's focus is on the compensation of the Chief Executive Officer and the incentive bonus and equity awards of the named executive officers.

The Chief Executive Officer determines the base pay for the other named executive officers. Our process for setting executive compensation is described below.

❯ BASE PAY

In connection with setting levels of base pay, our Human Resources Department reviews independently published surveys of executive compensation levels, which cover over 1,000 U.S. based companies varying in size and industry and prepares a report summarizing their findings. In 2025,

Compensia, Inc. acted as a compensation advisor to our Compensation Committee. In 2025, our Human Resources Department also reviewed data from the Radford Technology Survey, which provides data from a wide range of technology sub-industries, and Willis Towers Watson, which provides compensation information for executive positions in publicly traded peer companies. From this information, our Human Resources Department determined the market salary at the median level for each comparable executive position. In addition, we review the compensation of a smaller group of companies in industry sectors in which we compete to provide additional guidance in setting base pay. This group consists of the companies in our peer group. We consider a number of potential criteria to determine which companies to include in our peer group, including companies in our industry of comparable size as measured by sales, market capitalization or asset base, in our geographic proximity, and with whom we compete for employee talent.

In 2025 the companies we considered comprising our peer group were:

• Agilent Technologies Inc.	• LivaNova PLC
• Bruker Corporation	• Mettler-Toledo International Inc.
• Charles River Laboratories, Inc.	• Qiagen N.V.
• The Cooper Companies Inc.	• QuidelOrtho Corporation
• Dentsply Sirona, Inc.	• ResMed Inc.
• Haemonetics Corporation	• Revvity, Inc.
• Hologic, Inc.	• Sotera Health Company
• IDEXX Laboratories, Inc.	• Steris Corporation
• Illumina, Inc.	• Teleflex Incorporated
• Integer Holdings Corporation	• Waters Corporation
• Integra LifeSciences Holdings Corporation	• West Pharmaceutical Services, Inc.
• Lantheus Holdings	

The 2025 peer group was modified relative to our 2024 peer group as follows: NuVasive, Inc. was removed from the list since it was acquired by Globus Medical. The following three companies were added: Haemonetics Corporation, Lantheus Holdings, and Sotera Health Company. The 2025 peer group included twenty-three life sciences and medical products

companies with $1 to $7 billion in annual revenues in order to include companies that were of similar size and in similar industries to the Company. The modifications to the peer group were made to more closely align the size and industry of the peer group companies to the size and industry of the Company.

Our Human Resources Department reviews this information with the Chief Executive Officer, and with respect to the Chief Executive Officer directly with the Compensation Committee, who then decide at their discretion if the individual base pay levels of executives need to be adjusted. Other factors considered in determining base pay, in addition to the survey and peer group information presented by the Human Resources Department, are:

- The financial position of the Company compared to the previous year;
- General economic conditions both nationally and in the local market of our corporate office;
- The executive's achievement of individual performance goals established for the year; and
- Where the executive's current base pay falls relative to survey data and other company executives.

Based on all of the factors outlined above, as well as the market data, the Compensation Committee, in the case of the Chief Executive Officer, and the Chief Executive Officer, for the other named executive officers, determine the named executive officer's base pay for the following year, and thus any of these criteria could materially impact the named executive officer's base pay.

In 2025, each of our named executive officers who was employed at our company at the beginning of 2025 received a merit increase to his base pay based on the factors described above. These increases ranged between 1.65% and 6.5% of base pay and were effective as of April 1, 2025. As a result, our named executive officers' annual base salaries effective April 1, 2025 were as follows: Mr. Schwartz: $1,098,000; Mr. Lakkaraju: $639,000; Mr. DiVincenzo: $676,000; and Mr. Barry: $540,750. The base salary of Mr. Mehta, who was hired during 2025, was $545,000.

〉 INCENTIVE BONUS PLAN, OR IBP (CASH-BASED INCENTIVE PROGRAM)

All of our named executive officers participate in our company-wide annual cash bonus program, which is known as the Incentive Bonus Plan, or IBP. The plan, which covers all of the named executive officers, as well as other employees, operates on a calendar year basis. At the beginning of the year, objective performance metrics in areas of achievement are determined and approved by executive management. In 2025 the metrics were:

- Global Sales; and
- Profit expressed as global operating income (OI).

Depending on which part of our organization an employee works, these metrics are applied at the company-wide or Corporate level, or at a combination of the Corporate and business group levels. The bonuses of all our named executive officers were applied at the Corporate level and were based on the following weighting of these metrics: Global Sales (60%), OI (40%).

The following table shows our financial goals under the IBP for fiscal 2025 relevant to our named executive officers for Corporate goals, and our performance compared to those goals (in millions):

		IBP Target Plan	Adjusted IBP Target Plan[1]	Actual	Adjusted Results[2]	% of Target[3]
Corporate Goals	Global Sales	$2,589.0	$2,589.4	$2,583.2	$2,513.9	97.1%
	Operating Income (OI)	$ 355.0	$ 353.5	$ 47.2	$ 327.0	92.5%

(1) We have the ability to modify the goals after the beginning of a year, particularly in response to an unforeseen change in business conditions that makes an established goal irrelevant or inappropriate, subject to the approval of our Chief Executive Officer. In 2025, we adjusted our IBP Target Plan Corporate OI goal and our IBP Target Plan Corporate Sales goal to account for the effect of foreign currency.

(2) We also have the ability to modify the calculation of the achievement of the results after the beginning of a year, particularly in response to an unforeseen change in business conditions, subject to the approval of our Chief Executive Officer and the Compensation Committee. In 2025, we modified the Sales achievement and the OI achievement to account for market-related adjustments, certain intangible asset impairments, restructurings, and acquisition-related expenses. The market-related adjustments to the OI component did not apply to Mr. Schwartz, and as a result, he did not receive a bonus under the OI component of the program.

(3) Includes the effects of the adjustments and achieved results for our named executive officers as described in footnotes 1 and 2 above. The % of Target for Mr. Schwartz was 96.5% for Global Sales and 0% for Operating Income.

We believe these performance metrics promote a strong link between employee contribution and overall company performance. By rewarding employees for meeting and exceeding goals for sales and global operating income, we motivate them to improve the Company's performance.

The IBP makes a payout only if threshold levels equal to 95% of the sales goals, and/or 90% of the operating income goals are satisfied. If the sales goal and/or operating income goal is met, the named executive officers as well as other IBP participants receive a payment indexed to a percentage of their base pay, based on the achievement relative to each of the established metrics. The percentage of base pay which can be awarded varies based upon job position/salary grade. In 2025 the target bonuses for our named executive officers as a percentage of their base pay were as follows: Mr. Schwartz: 125% (no change from 2024); Mr. Lakkaraju: 75% (no change from 2024); Mr. DiVincenzo: 100% (no change from 2024); Mr. Mehta: 70% (hired in 2025); and Mr. Barry: 70% (no change from 2024). The payments under this program can be as much as twice the target bonus, but the named executive officers (as well as the other people who participate in the IBP) will not receive this benefit unless we meet the minimum required performance goals for each performance measure.

The IBP also has an individual component, which allows managers to adjust the calculated financial award upward or downward by up to 20%, based on a manager's assessment of the contribution of the participant and of the participant's small team toward the financial results that the Company achieves. In 2025, the IBP awards for all named executive officers were not adjusted for this individual component of the IBP.

With respect to bonuses for 2025, each of our named executive officers achieved 70.8% of their target bonus opportunity under the 2025 IBP, except for Mr. Schwartz, who received 41.25% of his targeted bonus opportunity. Payments are typically made during the first quarter of the following year. We establish the individual target bonus levels, in part, by reviewing competitive market data of companies in our peer group described above. The individual target bonus levels for our named executive officers in 2025 are set forth in the "Grants of Plan-Based Awards Table," and the bonuses paid to our named executive officers under the 2025 IBP are set forth in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table."

Our Company also reserves the right to award discretionary bonus payments to employees. No such payments were made to any of the named executive officers in the last year, other than a sign-on bonus of $1,300,000 that was paid to Mr. DiVincenzo in February 2025 in connection with the commencement of his employment with us in September 2024. Mr. DiVincenzo's sign-on bonus was intended to compensate him for awards he forfeited when joining us and to induce him to accept our offer If, within the first 24 months of his employment, Mr. DiVincenzo voluntarily decides to leave the Company without good reason or is terminated for cause, he will be responsible for repayment of the sign-on bonus.

〉 EQUITY COMPENSATION

Another key component of our executive compensation program is equity grants. We make grants of restricted stock units and options to purchase our stock to the named executive officers, as well as other employees, under our 2017 Incentive Award Plan, as amended.

In 2025, we granted Class A non-qualified stock options and Class A restricted stock units ("RSUs") to our named executive officers. All non-qualified stock options have an exercise price equal to fair market value on the date of grant. Options granted to named executive officers in 2025 vest on a four-year basis, at a rate of 25% of the option grant on each anniversary date of the grant subject to continued employment with the Company. All of the options have a ten-year term. RSUs granted to our named executive officers in 2025 vest on a four-year basis at a rate of 25% per year beginning one year from the grant date subject to continued employment with the Company. We granted a combination of RSUs and stock options to our named executive officers to align ourselves with current market equity compensation practices. Note that Mr. Mehta received only RSUs since he joined the Company in 2025 after the annual grant of non-qualified stock options had occurred.

Our process for granting equity to named executive officers was as follows: first we consulted with our compensation advisor Compensia, Inc. about current market practices. Then, we conducted a general review of certain market information provided by outside independent equity compensation surveys, which cover large numbers of U.S. companies varying in size and industry. In 2025 we determined competitive market grant levels using the Radford Technology Survey and reported equity practice data from our peer group. Next, we considered the size of the equity pool, which contains a number of shares that approximates a percentage of our outstanding shares as of the prior year. The amount of equity available for grant to all eligible employees, including our named executive officers, is generally limited by the size of this equity pool. Subject to this limitation and based on the market information, our Human Resources Department created individual equity grant recommendations, which provided a range of potential option grants and RSU grants based on job position/salary grade, including for the positions of our named executive officers.

Using the equity grant recommendations created by our Human Resources Department and considering individual performance, management suggested an allocation of the equity pool among all eligible employees to the Compensation Committee. The Compensation Committee reviewed the suggested allocation of awards (including the recommended dollar value of long-term equity grants to our named executive officers) and made a recommendation to the entire Board of Directors. Based on the Compensation Committee's recommendation, the Board of Directors made its own determination as to the size and mix of the grants to individuals. The Board provided the approved equity grants and pricing information to the Chief Executive Officer for implementation. The Board of Directors approved the 2025 option grants to our named executive officers on February 7, 2025, with a grant date of March 3, 2025, and approved the 2025 RSU grants to our named executive officers on September 5, 2025 with a grant date of September 5, 2025. The equity grants for our named executive officers in 2025 are set forth in the "Grants of Plan-Based Awards Table."

Generally, at a regularly scheduled Compensation Committee meeting during the first half of our fiscal year, the Compensation Committee will review the recommended dollar value of long-term equity grants to our named executive officers. Then, the Board will meet to approve equity grants, typically in the first half of the year for awards of options, and typically in the second half of the year for awards of RSUs. Awards are neither timed to relate to the price of our stock nor to correspond with the release of material non-public information, although grants are generally made when our trading window is open. Grants to current employees generally are effective on or after the date of the Board meeting approving such grants, although the Board may delay the grant

date until a date that is in an open trading window if the Board meeting where grants are approved occurs during a closed trading window. Grants to new employees, including potential NEOs, are typically made at the next regularly scheduled Board meeting following the employee's start date. During fiscal year 2025, we did not grant stock options, stock appreciation rights, or similar option-like instruments to our named executive officers during the four business days prior to or the one business day following the filing of our periodic reports or the filing or furnishing of a Form 8-K that discloses material nonpublic information.

Our 2017 Incentive Award Plan, as amended, provides that in the event of a "change in control," all equity awards will become fully exercisable and all forfeiture restrictions on such awards will lapse immediately prior to such change in control, unless otherwise specified in any applicable award agreement. In February 2022, our board of directors adopted an Executive Change in Control Severance Plan, which provides for the payment of certain severance and other benefits to participants, including each of our named executive officers, in the event of a qualifying termination of employment with us. Under the Executive Change in Control Severance Plan, in the event of a termination of the executive's employment that is (i) by the Company for any reason other than for "cause," (ii) as a result of the participant's death or "disability," or (iii) by the participant for "good reason," in each case, during the two year period beginning on, and following, the date of a "change in control" (as defined in the plan), amongst other benefits which are described in this proxy statement under the heading "Potential Payments Upon Termination or Change in Control", the executive will be eligible for accelerated vesting of 100% of the total number of shares subject to each equity award held by the executive (with any awards subject to performance vesting to be determined pursuant to the applicable award agreement).

We believe that the grant of RSUs and stock options provides benefits to both the Company and the executive. We benefit because:

- The RSUs and the options help to align the executive's financial interest with the Company's and the stockholders' long-term interests.
- The RSUs and options help us retain the executives in a competitive market.

The executives benefit because:

- They can realize additional income as grants vest or if our shares increase in value.
- With respect to options, they have no personal income tax impact until they exercise the options.

〉 OTHER COMPENSATION

The Company provides its executive officers with the benefits described below that are also available to all of its regular status employees. In addition, the Company provides certain severance and change in control benefits in the event of a qualifying termination of employment with us that are as described more fully under "Potential Payments on Termination or Change in Control."

401(k) Plan

The Company offers to all regular status employees the opportunity to participate in a 401(k) Profit Sharing Plan. The 401(k) Profit Sharing Plan permits eligible employees of the Company to defer up to 50% of their annual compensation, subject to certain limitations imposed by the Internal Revenue Code. The employees' elective deferrals are immediately vested and non-forfeitable upon contribution to the 401(k) Plan. The Company also provides a discretionary profit-sharing contribution to all regular status employees with more than six months of service. The profit-sharing contribution is subject to vesting for three years from the employee's hire date. The profit-sharing contribution is made on a bi-weekly basis, vests at the end of the applicable quarter if the employee has been employed for three years, and is subject to certain limitations imposed by the Code and the 401(k) Plan rules. In 2025, each of the named executive officers received a contribution in the amount of $17,500 from the Company, except for Mr. Mehta who did not receive a profit sharing contribution based on his hire date in 2025 and the applicable eligibility waiting period.

Health and Welfare Benefits

The Company's healthcare, disability insurance, and other welfare and employee-benefit programs are the same for all eligible regular status employees, including executive officers. Because of the importance placed by the Company on the health and welfare of its employees, the Company paid approximately 80% of the premiums associated with health programs on behalf of all of its regular status employees and their dependents in 2025.

Term Life Insurance

In addition to the foregoing, the Company also provides all eligible regular status employees with term life insurance coverage of two times annual salary up to a maximum of $750,000.

We have no employment agreements with our named executive officers, and therefore, there are no individual written agreements that would provide them with additional perquisites. There are no formal or informal corporate policies that provide perquisites or other personal benefits (that are not integrally and directly related to the performance of the executive's duties) to our named executive officers which are not available to the general employee population.

〉 POLICIES AND GUIDELINES

We have adopted an Insider Trading Compliance Policy governing the purchase, sale, and other dispositions of our securities by our directors, officers, and employees that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to us. A copy of our Insider Trading Compliance Policy is filed as Exhibit 19.1 to our Annual Report on Form 10-K. Our Insider Trading Compliance Policy trading policy prohibits our officers, directors, employees and consultants from engaging in (i) hedging transactions or similar arrangements that have the effect of offsetting any decrease in the market value of the Company's securities, (ii) short sales, and (iii) transactions in publicly traded options.

In June 2022, the Company adopted stock ownership guidelines for senior executives at the executive vice president level and above, including our named executive officers. Stock ownership guidelines align the executives' long-term financial interests with those of stockholders. Each executive has five years from the later of the date of adopting the guidelines or the date of becoming an executive vice president or above to meet the target. The CEO target is the number of shares with a market value equal to five times salary, and the target for other

executives subject to the guidelines are the number of shares with a market value equal to two times salary. Shares counted toward the guidelines include: (i) shares held of record or in a brokerage account by the senior executive or his or her spouse; (ii) vested deferred compensation; (iii) vested options; and (iv) unvested restricted stock or RSUs. All of our named executive officers are in compliance with these guidelines or on track to be in compliance with these guidelines within the applicable time limit.

The Company adopted a clawback policy in compliance with NYSE listing standards and Section 10D of the Exchange Act effective October 2, 2023. This clawback policy applies to current or former Section 16 officers and requires us, subject to limited exemptions provided by the NYSE rules, to recoup incentive-based compensation (as that term is defined in Section 10D of the Exchange Act) erroneously received after October 2, 2023 and within the three fiscal years preceding the date an accounting restatement is determined to be required. For more information, see our Policy for Recovery of Erroneously Awarded Compensation, which is filed as an exhibit to our Annual Report on Form 10-K.

〉 INTERNAL PAY EQUITY

Our compensation programs are designed so that potential realizable compensation is set relative to each executive's level of responsibility and potential impact on our performance. While the compensation levels and design may be similar for executives at the same level, actual compensation may vary due to changes in an executive's base salary and individual performance over time.

〉 TAX CONSIDERATIONS

Section 162(m) of the Code limits the tax deductibility by us of annual compensation in excess of $1,000,000 paid to our "covered employees," including the named executive officers.

The Compensation Committee may consider the anticipated tax treatment to us and our executive officers when reviewing executive compensation and our compensation programs. The deductibility of some types of compensation payments can depend upon the timing of an executive's vesting or exercise of previously granted rights or termination of employment. Interpretations of and changes in applicable tax laws and regulations, as well as other factors beyond the Compensation Committee's control, also can affect the deductibility of compensation.

Compensation Tables

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation earned by our named executive officers as a result of company operations for the fiscal years ended December 31, 2025, December 31, 2024 and December 31, 2023:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total ($)
Norman Schwartz Chief Executive Officer and Chairman	2025	1,089,877	—	4,856,574	1,458,975	562,088	28,327	7,995,841
	2024	1,059,500	—	4,557,805	2,280,086	364,003	28,077	8,289,471
	2023	1,040,000	—	6,211,537	—	—	212,341	7,463,878
Roop K. Lakkaraju Executive Vice President, Chief Financial Officer	2025	629,100	—	1,618,956	387,358	334,212	21,112	2,990,738
	2024	426,923	—	3,225,018	—	88,197	34,937	3,775,075
Jonathan P. DiVincenzo[4] President and Chief Operating Officer	2025	673,208	—	2,023,696	484,122	476,702	23,044	3,680,772
	2024	204,515	1,300,000	2,453,382	—	56,928	299,260	4,314,185
Rajat Mehta[5] Executive Vice President, Global Commercial Operations	2025	220,096	—	2,158,707	—	270,106	31,133	2,680,042
James Barry[5] Executive Vice President, President, Life Science Group	2025	536,752	—	1,214,217	290,493	266,079	303,685	2,611,227

(1) The amounts reported under "Stock Awards" and "Option Awards" in the above table reflect the grant date fair value of these awards as determined in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, Compensation – Stock Compensation. Stock Awards for 2024 and 2025 reflect the grant date fair value of restricted stock units. Stock Awards for 2023 reflect the grant date fair value of (a) performance stock units at 100% of target, and (b) restricted stock units. We based the fair value of stock awards on the closing price of the shares awarded on the grant date. We calculated the value of stock option awards using the Black-Scholes option-pricing model. The valuation assumptions used in the valuation of option awards may be found in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2025. Please see the "Grants of Plan-Based Awards Table" for more information regarding equity awards granted during fiscal year 2025.

(2) "Non-Equity Incentive Plan Compensation" is composed entirely of cash bonuses awarded under the IBP with respect to performance during the 2023, 2024 and 2025 fiscal years, respectively. Further information about the IBP can be found in the text in the section titled "Our Process for Setting Executive Compensation – Incentive Bonus Plan (Cash Based Incentive Program)." No amounts were earned for 2023. Amounts earned for 2024 were paid in fiscal year 2025, and amounts earned for 2025 were paid in fiscal year 2026.

(3) "All Other Compensation" for 2025 represents: term life insurance costs paid on behalf of the named executive officers and contributions to our tax qualified profit-sharing plan for Messrs. Schwartz, Lakkaraju, DiVincenzo and Barry of $17,500 (no contribution was made for Mr. Mehta since he had not yet been employed at the company for the six month eligibility waiting period by the end of 2025.) In addition, "All Other Compensation" for 2025 includes relocation expenses reimbursed to Mr. Barry of a total of $284,925 (including a U.S. tax gross up of $136,337) and a relocation payment to Mr. Mehta of $30,600 with no U.S. tax gross up.

(4) Mr. DiVincenzo's 2024 employment offer letter provides that a $1,300,000 sign-on bonus will be paid to him by February 15, 2025. This amount was paid on February 7, 2025.

(5) Messrs. Mehta and Barry each became a named executive officer for the first time for the fiscal year ended December 31, 2025.

GRANTS OF PLAN-BASED AWARDS TABLE

The following table provides information about equity and non-equity awards granted to named executive officers in 2025 (the named executive officers participate in both a cash based incentive program and an equity program):

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)[2]	All Other Option Awards: Number of Securities Underlying Options (#)[3]	Exercise or Base Price of Option Awards ($/Sh)[4]	Grant Date Fair Value of Stock and Option Awards ($)[5]
		Threshold ($)[1]	Target ($)[1]	Maximum ($)[1]				
Norman Schwartz	—	681,319	1,362,638	2,725,276				
	3/3/2025					11,671	256.45	1,458,975
	9/5/2025				16,439			4,856,574
Roop K. Lakkaraju	—	236,019	472,038	944,076				
	3/3/2025					3,891	256.45	387,358
	9/5/2025				5,480			1,618,956
Jonathan P. DiVincenzo	—	366,644	673,288	1,346,576				
	3/3/2025					4,863	256.45	484,122
	9/5/2025				6,850			2,023,696
Rajat Mehta	—	190,750	381,500	763,000				
	9/5/2025				5,480			1,618,956
	9/5/2025				1,827			539,751
James Barry	—	187,903	375,807	751,614				
	3/3/2025					2,918	256.45	290,493
	9/5/2025				4,110			1,214,217

(1) These amounts represent threshold, target and maximum amounts that could have been earned for fiscal year 2025 pursuant to the IBP. Actual amounts earned for fiscal year 2025 are included in the "Summary Compensation Table" above. A detailed description of our Cash Based Incentive Program is discussed above in the section titled "Our Process for Setting Executive Compensation – Incentive Bonus Plan (Cash Based Incentive Program)." For all named executive officers, the amounts take into account changes in salary during 2025 except for Mr. Mehta who was hired in 2025.

(2) Represents restricted stock unit grants made under our 2017 Incentive Award Plan, as amended. Restricted stock units granted vest over a four-year period at a rate of 25% per year on each anniversary of the grant date, subject to continued service. A detailed description of our process for granting equity awards is discussed in the section titled "Our Process for Setting Executive Compensation – Equity Compensation."

(3) Represents the grant of non-qualified stock options made under our 2017 Incentive Award Plan, as amended. Option awards have a ten-year term and vest over four years at a rate of 25% per year on each anniversary of the grant date, subject to continued service. A detailed description of our process for granting equity awards is discussed in the section titled "Our Process for Setting Executive Compensation – Equity Compensation."

(4) The exercise price of Class A option awards is the closing price of the Company's Class A Common Stock on the grant date.

(5) The amounts set forth in the "Grant Date Fair Value of Stock and Option Awards" column are the full grant date fair values of the awards determined in accordance with FASB ASC Topic 718 Compensation – Stock Compensation. The valuation assumptions used in determining these amounts are described in the Notes to the Company's audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2025.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table provides information on the holdings of equity awards by the named executive officers as of December 31, 2025:

Name	Grant Date	Option Awards				Stock Awards	
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Option Exercise Price ($)[2]	Option Expiration Date[3]	Number of Shares or Units of Stock That Have Not Vested (#)[4]	Market Value of Shares or Units of Stock That Have Not Vested ($)[5]
Norman Schwartz	9/5/2017	13,000	—	215.98	9/5/2027	—	—
	9/4/2018	13,000	—	326.15	9/4/2028	—	—
	9/3/2019	11,597	—	333.34	9/3/2029	—	—
	9/2/2020	7,220	—	524.30	9/2/2030	—	—
	9/1/2021	5,064	—	814.95	9/1/2031	—	—
	9/1/2022	—	—	—	—	2,082	630,825
	9/1/2023	—	—	—	—	6,010	1,820,970
	3/8/2024	3,534	10,603	343.76	3/8/2034	—	—
	9/6/2024	—	—	—	—	10,367	3,141,097
	3/3/2025	—	11,671	256.45	3/3/2035	—	—
	9/5/2025	—	—	—	—	16,439	4,980,853
Roop K. Lakkaraju	4/24/2024	—	—	—	—	3,234	979,870
	9/6/2024	—	—	—	—	4,608	1,396,178
	3/3/2025	—	3,891	256.45	3/3/2035	—	—
	9/5/2025	—	—	—	—	5,480	1,660,385
Jonathan P. DiVincenzo	10/24/2024	—	—	—	—	5,609	1,699,471
	3/3/2025	—	4,863	256.45	3/3/2035	—	—
	9/5/2025	—	—	—	—	6,850	2,075,482
Rajat Mehta	9/5/2025	—	—	—	—	5,480	1,660,385
	9/5/2025	—	—	—	—	1,827	553,563
James Barry	9/1/2022	—	—	—	—	174	52,720
	9/1/2023	—	—	—	—	502	152,101
	3/8/2024	294	885	343.76	3/8/2034	—	—
	9/6/2024	—	—	—	—	3,168	959,872
	3/3/2025	—	2,918	256.45	3/3/2035	—	—
	9/5/2025	—	—	—	—	4,110	1,245,289

A detailed description of our process for granting equity awards is discussed in the section titled "Our Process for Setting Executive Compensation — Equity Compensation."

(1) *Options granted prior to 2020 vest over five years at 20% per year on each anniversary date of the grant, subject to continued employment or service. Options granted in 2020 or after vest over four years at 25% per year on each anniversary of the date of the grant, subject to continued employment or service.*

(2) *The exercise price of Class A and Class B option awards is the closing price of the Company's Common Stock on the grant date.*

(3) *Options granted have a ten-year-term.*

(4) *Restricted stock units granted in 2020 or after vest over a four-year period at a rate of 25% per year, subject to continued employment.*

(5) *Market Value is calculated based on closing price of the Company's Common Stock on December 31, 2025, which was $302.99 for Class A shares.*

OPTION EXERCISES AND STOCK VESTED TABLE

The following table provides information on the actual value realized upon exercise of stock options and vesting of restricted stock by the named executive officers in 2025:

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Norman Schwartz	—	—	9,808	2,913,142
Roop K. Lakkaraju	—	—	2,612	722,455
Jonathan P. DiVincenzo	—	—	1,869	634,993
Rajat Mehta	—	—	—	—
James Barry	—	—	1,658	491,298

(1) Represents the dollar value realized based on the difference between the closing price of the Company's applicable class of Common Stock on the date of exercise (or sales price if sold on the date of exercise) and the exercise price of the option.

(2) Represents the dollar value based on the closing price of the Company's applicable class of Common Stock on the vesting date.

PENSION BENEFITS

Our named executive officers received no benefits in fiscal 2025 under defined benefit pension plans.

NONQUALIFIED DEFERRED COMPENSATION PLANS

We do not maintain any nonqualified deferred compensation plans.

POTENTIAL PAYMENTS ON TERMINATION OR CHANGE IN CONTROL

As discussed in the next paragraphs, additional payments are provided to named executive officers upon their resignation, termination, retirement or upon a change of control pursuant to: (i) provisions in our 2017 Incentive Award Plan, as amended (ii) our discretionary severance benefits, (iii) the Company's employment offer letters with Messrs. Lakkaraju and DiVincenzo, and (iv) our Executive Change in Control Severance Plan.

Our 2017 Incentive Award Plan, as amended, provides that in the event of a "change in control," all equity awards will become fully exercisable and all forfeiture restrictions on such awards will lapse immediately prior to such change in control, unless otherwise specified in any applicable award agreement.

Other than with respect to Messrs. Lakkaraju and DiVincenzo, and other than pursuant to our Executive Change in Control Severance Plan discussed in the next paragraph, our severance benefits are discretionary, and may be provided when we terminate an individual's employment in the normal course of business and the termination is not "for cause." Pursuant to our discretionary internal guidelines, our named executive officers other than Messrs. Lakkaraju and DiVincenzo could be eligible to receive the estimated severance pay indicated below. The Company's employment offer letters with Messrs. Lakkaraju and DiVincenzo provide that if his employment is terminated by the Company without good cause (or, in the case of Mr. DiVincenzo, he resigns for good reason), he will be entitled to a lump sum severance payment equal to eighteen months of his then current annual base salary provided that he first enters into a full release of all claims in favor of the Company, its affiliates and their respective officers, directors and employees in a form provided by the Company.

In February 2022, our board of directors adopted an Executive Change in Control Severance Plan, which provides for the payment of certain severance and other benefits to participants, including each of our named executive officers, in the event of a qualifying termination of employment with us. In the event of a termination of the executive's employment that is (i) by the Company for any reason other than for "cause," (ii) as a result of the participant's death or "disability," or (iii) by the participant for "good reason," in each case, during the two year period beginning on, and following, the date of a "change in control" (as defined in the Executive Change in Control Severance Plan), the executive will be eligible to receive the following payments and benefits:

• A cash payment equal to the product of (i) the executive's "applicable severance period" (as defined in the plan, and which for Messrs. Lakkaraju, DiVincenzo, Mehta and Barry is 18 months) and (ii) the sum of (a) the participant's weekly rate of then current annual base salary, plus (b) the participant's target annual incentive bonus for the year in which such termination occurs divided by fifty-two (Mr. Schwartz does not receive this benefit);

• A cash payment equal to (i) the amount of any target annual cash incentive bonus for the year in which the termination occurs prorated as of the date of termination and (ii) the amount of any annual cash incentive bonus earned for any fiscal year that ended before the termination date that remains unpaid (if any);

• Reimbursement of COBRA or Cal-COBRA premium payments for the executive and his or her dependents for up to 18 months for Messrs. Lakkaraju, DiVincenzo, Mehta and Barry (Mr. Schwartz does not receive this benefit);

• Accelerated vesting of 100% of the total number of shares subject to each equity award held by the executive (with any awards subject to performance vesting to be determined pursuant to the applicable award agreement); and

• Company-paid outplacement services for 12 months (Mr. Schwartz does not receive this benefit).

Any executive's right to receive the severance payments and benefits described above is subject to the executive's delivery, and, as applicable, non-revocation of a general release of claims in our favor, the executive's resignation from all positions with us, and the executive's continued compliance with the terms of any confidential information agreement in our favor and agreement to not solicit any of our employees. In addition, in the event that any payment under the Executive Change in Control Severance Plan, together with any other amounts paid to the executive by us, would subject such executive to an excise tax under Section 4999 of the Internal Revenue Code, such payments will be reduced to the extent that such reduction would produce a better net-tax result for the executive.

The following table sets forth values that could have been realized by our named executive officers as of December 31, 2025 upon a change in control ("CIC") of our Company, or upon termination of employment of the named executive officers:

	Potential Benefits Under Equity Plan Based Upon a Change in Control		Potential Termination Benefits		
Name	Intrinsic Value of Accelerated Stock Options ($)[1]	Intrinsic Value of Accelerated Restricted Stock Units ($)[2]	Estimated Cash Payments (Qualifying Termination Following CIC) ($)[3]	Estimated COBRA Benefit (Qualifying Termination Following CIC) ($)[4]	Estimated Severance Pay (Qualifying Termination Without CIC) ($)
Norman Schwartz	543,168	10,573,745	1,362,638	—	1,098,000
Roop K. Lakkaraju	181,087	4,036,433	951,288	49,068	958,500
Jonathan P. DiVincenzo	226,324	3,774,952	1,349,288	49,068	1,014,000
Rajat Mehta	—	2,213,948	763,000	42,658	545,000
James Barry	135,804	2,409,982	754,332	49,068	540,750

(1) Intrinsic value is based on the difference between the closing price of the Company's applicable class of Common Stock on December 31, 2025 and the exercise price of the option.

(2) Intrinsic value is based on the closing price of the Company's applicable class of Common Stock on December 31, 2025.

(3) Cash Payments under Executive Change in Control Severance Plan include (A) a cash payment equal to the product of (i) the executive's "applicable severance period" (as defined in the plan, and which for Messrs. Lakkaraju, DiVincenzo, Mehta and Barry is 18 months) and (ii) the sum of (a) the participant's weekly rate of then current annual base salary, plus (b) the participant's target annual incentive bonus for the year in which such termination occurs divided by fifty-two (Mr. Schwartz does not receive this benefit); and (B) a cash payment equal to (i) the amount of any target annual cash incentive bonus for the year in which the termination occurs prorated as of the date of termination and (ii) the amount of any annual cash incentive bonus earned for any fiscal year that ended before the termination date that remains unpaid (if any).

(4) Under Executive Change in Control Severance Plan, includes reimbursement of COBRA or Cal-COBRA premium payments for the executive and his or her dependents for up to 18 months for Messrs. Lakkaraju, DiVincenzo, Mehta and Barry (Mr. Schwartz does not receive this benefit).

PAY RATIO DISCLOSURE

Pursuant to Item 402(u) of Regulation S-K, we are providing the following reasonable estimate of the ratio of the median annual total compensation of all of our employees and the annual total compensation of our CEO, Norman Schwartz.

For 2025:

Median Employee Total Compensation	$ 82,784
CEO's Total Compensation	$7,995,841
Ratio of CEO to Median Employee Total Compensation	97:1

The ratio is a reasonable estimate calculated in a manner consistent with SEC requirements. Since SEC rules for identifying the median employee and determining the CEO pay ratio permit companies to employ a wide range of methodologies, estimates and assumptions, the pay ratio reported by other companies may not be comparable to our pay ratio.

As allowed by Item 402(u) of Regulation S-K, we are using the same median employee for our 2025 pay ratio disclosure as we used for our 2024 pay ratio disclosure because there has been no change in our employee population or employee compensation arrangements that we believe would significantly impact the pay ratio disclosure. To identify the median of the annual total compensation of all our employees, as well as to determine the annual total compensation of our median employee, the methodology that we used was as follows:

• We chose October 1, 2023 as the date for establishing the employee population used in identifying the median employee.

Our employee population included all U.S. and non-U.S full-time, part-time, temporary and seasonal employees, excluding our CEO.

• We identified a median employee using a consistently applied compensation measure of base salary and base wages, as compiled from our payroll records. We used January 1, 2023-September 30, 2023 as the measuring period. Compensation paid in foreign currency was converted to U.S. dollars based on exchange rates in effect on December 31, 2023. We adjusted base salaries and wages to a nine-month equivalent for any newly hired, full-time employees who were hired between January 1, 2023 and September 30, 2023. No cost-of-living adjustments were made.

• The annual total compensation of the median employee and the annual total compensation of the CEO were calculated in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K.

PAY VERSUS PERFORMANCE TABLE

The following table sets forth information concerning the compensation of our NEOs for each of the fiscal years ended December 31, 2021, 2022, 2023, 2024, and 2025, and our financial performance for each such fiscal year:

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
					Value of Initial Fixed $100 Investment Based on:			
Year	Summary Compensation Table Total for CEO ($)	Compensation Actually Paid to CEO ($)[1]	Average Summary Compensation Table Total for Non-CEO NEOs ($)	Average Compensation Actually Paid to Non-CEO NEOs ($)[1]	Total Shareholder Return ($)	Peer Group Total Shareholder Return ($)[2]	Net Income ($)	Operating Income ($)[3]
2025	7,995,841	7,259,928	2,990,695	2,937,660	51.98	105.15	759,913,156	47,111,410
2024	8,289,471	8,615,470	3,140,343	3,189,259	56.35	100.05	(1,844,200,000)	269,000,000
2023	7,463,878	1,024,738	2,537,102	(2,078,375)	55.39	103.66	(637,324,000)	337,796,000
2022	7,527,985	(5,584,118)	2,613,905	(118,708)	72.13	106.95	(3,627,535,000)	482,616,000
2021	8,695,925	20,352,010	3,192,227	4,960,520	129.61	138.73	4,254,257,000	500,336,000

(1) Amounts represent compensation actually paid to our chief executive officer (CEO) and the average compensation actually paid to our remaining NEOs for the relevant fiscal year, as determined under SEC rules (and described below), which includes the individuals indicated in the table below for each fiscal year:

Year	CEO	Non-CEO NEOs
2025	Norman Schwartz	Roop K. Lakkaraju, Jonathan P. DiVincenzo, Rajat Mehta and James Barry
2024	Norman Schwartz	Roop K. Lakkaraju, Jonathan P. DiVincenzo, Michael Crowley, and Eva Anette Engelhardt
2022 and 2023	Norman Schwartz	Ilan Daskal, Andrew J. Last, Dara Grantham Wright, and Simon May
2021	Norman Schwartz	Ilan Daskal, Andrew J. Last, Dara Grantham Wright, and Michael Crowley

Compensation actually paid to our NEOs represents the "Total" compensation reported in the Summary Compensation Table for fiscal year 2025, as adjusted as follows:

	2025	
Adjustments	**CEO**	**Average Non-CEO NEOs**
Deduction for Amounts Reported under the "Stock Awards" and "Option Awards" Columns in the Summary Compensation Table for Applicable FY	(6,315,549)	(2,044,387)
Increase based on ASC 718 Fair Value of Awards Granted during Applicable FY that Remain Unvested as of Applicable FY End, determined as of Applicable FY End	6,812,966	2,151,262
Increase/deduction for Awards Granted during Prior FYs that were Outstanding and Unvested as of Applicable FY End, determined based on change in ASC 718 Fair Value from Prior FY End to Applicable FY End	(716,957)	(115,558)
Increase/deduction for Awards Granted during Prior FYs that Vested During Applicable FY, determined based on change in ASC 718 Fair Value from Prior FY End to Vesting Date	(516,373)	(44,351)
Deduction of ASC 718 Fair Value of Awards Granted during Prior FY that were Forfeited during Applicable FY, determined as of Prior FY End	0	0
TOTAL ADJUSTMENTS	(735,913)	(53,034)

Fair value or change in fair value, as applicable, of equity awards in the "Compensation Actually Paid" columns was determined by reference to (i) for RSU awards, the closing price per share on the applicable year-end date(s) or, in the case of vesting dates, the closing price per share on the applicable vesting date(s); (ii) for PSU awards, the same valuation methodology as RSU awards above except that the year-end values are multiplied by the probability of achievement of the applicable performance objective as of the applicable date; and (iii) for stock options, a Black Scholes value as of the applicable year-end or vesting date(s), determined based on the same methodology as used to determine grant date fair value but using the closing stock price on the applicable revaluation date as the current market price and an expected life calculated by taking the difference between the expected life as of the grant date and the time since the grant date and dividing the result by the stock-to-strike ratio as of the revaluation date. Volatility and risk-free interest rates are determined as of the revaluation date based on the expected life period. The expected dividend rate used is 0%. For additional information on the assumptions used to calculate the valuation of the awards, see the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and prior fiscal years.

(2) For the relevant fiscal year, represents the cumulative TSR (the "Peer Group TSR") of the S&P 500 Life Sciences Tools & Services Index (the "Peer Group").

(3) Operating Income is a GAAP measure. We selected operating income as the Company Selected Measure because, among other things, operating income is a significantly weighted measure under our cash based-incentive bonus plan.

NARRATIVE DISCLOSURE TO PAY VERSUS PERFORMANCE TABLE

〉 RELATIONSHIP BETWEEN FINANCIAL PERFORMANCE MEASURES

The graphs below compare the compensation actually paid to our CEO and the average of the compensation actually paid to our remaining NEOs, with (i) our cumulative TSR, (ii) our Peer Group TSR, (iii) our net income, and (iv) our operating income, in each case, for the fiscal years ended December 31, 2021, 2022, 2023, 2024, and 2025.

TSR amounts reported in the graph assume an initial fixed investment of $100, and that all dividends, if any, were reinvested.

Compensation Actually Paid vs. Total Shareholder Return



Compensation Actually Paid vs. Net Income





Compensation Actually Paid vs. Operating Income

> ❯ **PAY VERSUS PERFORMANCE TABULAR LIST**

We believe the following performance measures represent the most important financial performance measures used by us to link compensation actually paid to our NEOs for the fiscal year ended December 31, 2025:

- Operating Income; and
- Sales.

For additional details regarding our most important financial performance measures, please see the sections titled "Incentive Bonus Plan, or IBP (Cash-Based Incentive Program)" and "Equity Compensation" in our Compensation Discussion and Analysis (CD&A) elsewhere in this Proxy Statement.

EQUITY COMPENSATION PLAN INFORMATION AS OF DECEMBER 31, 2025

The following table provides certain information with respect to all of our equity compensation plans as of December 31, 2025:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b) [3]	(c)
Equity compensation plans approved by security holders[1]	613,879 [4]	$328.51	986,667 [2]
Equity compensation plans not approved by security holders			
TOTAL	613,879	$328.51	986,667

(1) Consists of the Bio-Rad Laboratories, Inc. 2017 Incentive Award Plan, as amended, and the Bio-Rad Laboratories, Inc. 2011 Employee Stock Purchase Plan.

(2) Consists of 701,495 shares available under the Bio-Rad Laboratories, Inc. 2017 Incentive Award Plan, as amended, and 285,172 shares available under the Bio-Rad Laboratories, Inc. 2011 Employee Stock Purchase Plan.

(3) Excludes Restricted Stock Units.

(4) Consists of 497,874 Restricted Stock Units, and 116,005 Stock Options. 13,996 shares were purchased under the 2011 Employee Stock Purchase Plan on December 31, 2025, the last day of the offering period under the plan based on rights outstanding as of such date.

Item 5. Stockholder Proposal Regarding Dual Class Structure

> **The Board of Directors recommends that you vote AGAINST this Stockholder Proposal.**

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, CA 90218, beneficial owner of 10 shares of Bio-Rad common stock, has notified Bio-Rad that he intends to present the following proposal for consideration at the annual meeting. In accordance with the applicable proxy regulations, the text of the stockholder proposal, supporting statement and any graphics are set forth immediately below.

Bio-Rad is not responsible for the content of this stockholder proposal or the accuracy of the supporting statement.

Proposal 5 — Equal Voting Rights for Each Share



Shareholders request that the Board of Directors take the steps necessary to eventually enable all of our company's outstanding stock to have an equal one-vote per share in each voting situation. This would encompass all practicable steps including encouragement and negotiation with current and future shareholders, who have more than one vote per share, to request that they relinquish, for the common good of all shareholders, any preexisting rights, if necessary.

Bio-Rad Laboratories has two classes of common stock with wildly different voting rights: each share of Class A common stock is entitled to one-tenth of a vote, while each share of Class B common stock is entitled to one vote. Bio-Rad Laboratories officers & directors own 87.1% of Class B shares.

It is an especially good time to consider equal voting rights for each share when Bio-Rad Laboratories stock is in a depression. Bio-Rad stock was at $832 in 2021 and fell to $297 in late 2025.

Dual-class stocks tend to create an inferior class of shareholders and hand over power to a select few, who are then allowed to pass the financial risk onto others. With few constraints placed upon them, managers holding super-class stock can spin out of control. Families and senior managers can entrench themselves into the operations of the company, regardless of their abilities and performance. Dual-class structures may allow management to make bad decisions with few consequences.

Hollinger International was a sad example of the negative effects of dual-class shares. Former CEO Conrad Black controlled all of the company's class-B shares, which gave him 73% of the voting power with only 30% of the equity. He ran the company as if he were the sole owner, exacting huge management fees, consulting payments and personal dividends. Hollinger's board of directors was filled with Black's friends who were unlikely to forcefully oppose his authority.

Non-family Hollinger shareholders had almost no power to have any influence in terms of executive pay, acquisitions, board composition or poison pills. Hollinger's financial and share performance suffered under Black's control.

The Council of Institutional Investors (CII) recommends a 7-year phase-out of dual class share offerings. The International Corporate Governance Network supports CII's recommendation to require a time-based sunset clause for dual class shares to revert to a traditional one-share/one-vote structure in no more than 7-years.

Please vote yes:
Equal Voting Rights for Each Share — Proposal 5


Board's Statement in Opposition:


The Board has carefully considered this proposal and, for the reasons discussed below, recommends that you vote against this proposal.

Our Board believes that the requested change to our capital structure is unnecessary and not in the best interest of the company and its stockholders.

Our current capital structure supports our company's long-term vision and enables management to focus on our company's mission. Our Board regularly reviews and considers our current corporate governance practices, and related risks, including with respect to our capital structure, our company's performance, and our strategic objectives. Our Board continues to believe that our current capital structure is in the best interest of our company and its stockholders.

Our current capital structure allows our Board and management team to focus on the long term.

For over seventy years, our company has focused on developing, manufacturing, and marketing innovative, high-quality products that advance science and save lives. Our Board believes that our capital structure allows the company to accomplish this mission and focus on long-term success.

Our business requires sustained investment, consistent execution of our strategy, and the willingness to pursue initiatives whose value may not be immediately reflected in near-term financial results. The Schwartz family has a significant incentive to take actions and make decisions that help facilitate the long-term success of our company. Additionally, our dual-class structure serves to preserve the continuity of management and our ability to pursue innovation that is intended to generate long-term value for stockholders in the face of short-term market pressures and other outside influences.

Numerous profitable and well-known companies also utilize a dual-class structure, such as Meta, Visa, Ford, Alphabet and Berkshire Hathaway. Many of these companies enjoy a history of financially outperforming their peers when examined over the long-term.

Our Board provides effective independent oversight and ensures that the interests of all of our stockholders are considered.

We believe that our current Board structure is effective in promoting strong independent Board leadership. A substantial majority of the members of our Board are independent under applicable SEC and NYSE rules, and all directors act in accordance with their fiduciary duties and in the best interests of all of our stockholders. Each of our Board committees is comprised entirely of independent directors. Additionally, our independent directors regularly meet in executive sessions without management directors or management present.

The role of our Lead Independent Director, which is outlined in our Corporate Governance Guidelines, is modeled on the role of an independent board chair, and designed to foster a strong, independent and engaged board. The responsibilities of the Lead Independent Director include, among other things: (i) preparing the agenda for, calling, and presiding over executive sessions of the independent directors; (ii) in the event of the absence or the incapacity of the Chairman, presiding over Board meetings and acting as the spokesperson for the Board, and if requested by the Board, being available for consultation and direct communication with major stockholders; (iii) having the capacity to suggest to the Chairman that particular items be placed on the final agenda of each Board meeting; and (iv) receiving notice of all committee meetings and having the ability to attend and observe (in an ex-officio capacity) from time to time committee meetings where appropriate to facilitate the execution of the Lead Independent Director's duties.

We believe the independent members of our Board, including our Lead Independent Director, provide effective oversight and represent the interests of all of our stockholders.


The Board of Directors recommends that you vote AGAINST this stockholder proposal.


Stockholder Proposals for 2027

If you want us to consider including a proposal in next year's proxy statement, you must deliver it in writing to Attention: Corporate Secretary, Bio-Rad Laboratories, Inc. at 1000 Alfred Nobel Drive, Hercules, California 94547, no later than November 25, 2026.

Our Amended and Restated Bylaws require a stockholder to give advance notice of any proposal to conduct business, or to present a nomination of one or more candidates for election to the Board, that the stockholder wishes to bring before a meeting of our stockholders. In general, for business proposals or nominations to be brought before an annual meeting by a stockholder, written notice of the stockholder proposal or nomination, which complies with the requirements set forth in the Amended and Restated Bylaws, must be received by our Secretary at the address above during the period beginning 120 days and ending 90 days before the anniversary of the last

annual meeting (no earlier than December 22, 2026 and no later than January 21, 2027). However, if the date of the upcoming annual meeting is more than 30 days before or more than 60 days after the anniversary of the last annual meeting, notice must be received by the Secretary during the period beginning 120 days before the upcoming annual meeting and ending on the later of (i) 90 days before the upcoming annual meeting and (ii) 10 days after the earlier of the day on which notice of the date of the meeting was mailed and the day on which public disclosure of the date of the meeting was made.

In addition to satisfying the foregoing requirements under our Amended and Restated Bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act.

Other Matters

As of the date of this proxy statement, our Board of Directors does not know of any business to be presented for consideration at the Annual Meeting other than that described above. If any other business should properly come before the Annual Meeting, the shares represented by proxies will be voted in accordance with the judgment of the persons named in such proxies.

Annual Report

Our Annual Report for the year ended December 31, 2025, including financial statements, is being mailed concurrently with this proxy statement, to all of our stockholders as of the record date for the Annual Meeting.

This proxy statement incorporates by reference the information set forth in our Annual Report on Form 10-K for the year ended December 31, 2025 under the following headings: Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations; Item 7A. Quantitative and Qualitative Disclosures about Market Risk; Item 8. Financial

Statements and Supplementary Data; Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure; and Item 9A. Controls and Procedures.

Stockholders of record on February 23, 2026 may obtain copies without charge of our Annual Report on Form 10-K (excluding exhibits) filed with the Securities and Exchange Commission by writing to Attention: Corporate Secretary, Bio-Rad Laboratories, Inc., 1000 Alfred Nobel Drive, Hercules, California 94547.

Appendix A

AMENDED BIO-RAD LABORATORIES, INC.
2017 INCENTIVE AWARD PLAN
(as amended March 18, 2026)

ARTICLE 1.

PURPOSE

The purpose of the Bio-Rad Laboratories, Inc. 2017 Incentive Award Plan (as amended on February 9, 2024 and as further amended on March 18, 2026, as so amended, the "Plan") is to promote the success and enhance the value of Bio-Rad Laboratories, Inc. (the "Company") by linking the individual interests of the members of the Board and Employees to those of Company stockholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Company stockholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of members of the Board and Employees upon whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent.

ARTICLE 2.

DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.

2.1 "2017 Effective Date" shall mean February 15, 2017, the date the Bio-Rad Laboratories, Inc. 2017 Incentive Award Plan was adopted by the Board, subject to approval of the Plan by the Company's stockholders.

2.2 "Administrator" shall mean the entity that conducts the general administration of the Plan as provided in Article 11. With reference to the duties of the Board under the Plan which have been delegated to one or more persons pursuant to Section 11.6, the term "Administrator" shall refer to such person(s), unless the Board has revoked such delegation.

2.3 "Applicable Accounting Standards" shall mean Generally Accepted Accounting Principles in the United States, International Financial Reporting Standards or such other accounting principles or standards as may apply to the Company's financial statements under United States federal securities laws from time to time.

2.4 "Applicable Law" shall mean any applicable law, including without limitation: (a) provisions of the Code, the Securities Act, the Exchange Act and any rules or regulations thereunder; (b) corporate, securities, tax or other laws, statutes, rules, requirements or regulations, whether federal, state, local or foreign; and (c) rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded.

2.5 "Award" shall mean an Option, a Stock Appreciation Right, a Restricted Stock award, a Restricted Stock Unit award, an Other Stock or Cash Based Award or a Dividend Equivalent award, which may be awarded or granted under the Plan.

2.6 "Award Agreement" shall mean any written notice, agreement, terms and conditions, contract or other instrument or document evidencing an Award, including through electronic medium, which shall contain such terms and conditions with respect to an Award as the Administrator shall determine consistent with the Plan.

2.7 "Award Limit" shall mean with respect to Awards that shall be payable in Shares or in cash, as the case may be, the respective limit set forth in Section 3.2.

2.8 "Board" shall mean the Board of Directors of the Company.

2.9 "Cause" shall, unless otherwise specifically provided in any applicable Award Agreement, mean with respect to any Holder: (a) the Holder's commission of an act of fraud or embezzlement upon the Company or any of its affiliates; (b) the Holder's commission of any willful act intended to injure the reputation, business, or any business relationship of the Company or any of its affiliates; (c) the Holder is found by a court of competent jurisdiction to have committed a felony; (d) the refusal or failure of the Holder to perform the Holder's duties with the Company or any of its affiliates, as applicable, in a competent and professional manner that is not cured by the Holder within ten (10) business days after a written demand therefor is delivered to the Holder by the Company or applicable affiliate which specifically identifies the manner in which the Company or applicable affiliate believes that the Holder has not substantially performed the Holder's duties; provided, however, that if the Company or applicable affiliate, in good faith, determines that the refusal or failure by the Holder is egregious in nature or is not susceptible of cure, then no such cure period shall be required; or (e) the refusal or failure of the Holder to comply with any of his material obligations under any Award Agreement or any applicable employment agreement between the Company, or an affiliate, and the Holder that is not cured by the Holder within ten (10) business days after a written demand therefor is delivered to the Holder by the Company or the applicable affiliate which specifically identifies the manner in which the Company or the applicable affiliate believes the Holder has materially breached the Award Agreement or employment agreement; provided, however, that if the Company or the applicable affiliate, in good faith, determines that the refusal or failure by the Holder is egregious in nature or is not susceptible of cure, then no such cure period shall be required.

2.10 "Change in Control" shall mean a change in ownership or control of the Company effected through any of the following transactions or series of transactions:

(a) any person or related group of persons (other than the Company or a person that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities pursuant to a tender or exchange offer for securities of the Company;

(b) a merger or consolidation of the Company with any other corporation (or other entity), other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or another entity) more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation;

(c) the sale or disposition by the Company of all or substantially all of the Company's assets; or

(d) during any period of two consecutive years, individuals who, at the beginning of such period, constitute the Board together with any new Director(s) (other than a Director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in Section 2.10) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least a majority of the Directors then still in office who either were Directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof.

Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any Award (or any portion of an Award) that provides for the deferral of compensation that is subject to Section 409A, to the extent required to avoid the imposition of additional taxes under Section 409A, the transaction or event described in subsection (a), (b) or (c) with respect to such Award (or portion thereof) shall only constitute a Change in Control for purposes of the payment timing of such Award if such transaction also constitutes a "change in control event," as defined in Treasury Regulation Section 1.409A-3(i)(5).

The Administrator shall have full and final authority, which shall be exercised in its sole discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of the occurrence of such Change in Control and any incidental matters relating thereto; provided that any exercise of authority in conjunction with a determination of whether a Change in Control is a "change in control event" as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.

2.11 "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, together with the regulations and official guidance promulgated thereunder, whether issued prior or subsequent to the grant of any Award.

2.12 "Committee" shall mean the Compensation Committee of the Board, or another committee or subcommittee of the Board (selected by the Board).

2.13 "Common Stock" shall mean the Class A or Class B common stock of the Company, par value $0.0001 per share.

2.14 "Company" shall have the meaning set forth in Article 1.

2.15 "Director" shall mean a member of the Board, as constituted from time to time.

2.16 "Director Limit" shall have the meaning set forth in Section 4.6.

2.17 "Dividend Equivalent" shall mean a right to receive the equivalent value (in cash or Shares) of dividends paid on Shares, awarded under Section 9.2.

2.18 "Effective Date" shall mean the date the Plan is adopted by the Board, subject to approval of the Plan by the Company's stockholders.

2.19 "Eligible Individual" shall mean any person who is an Employee or Non-Employee Director, as determined by the Administrator.

2.20 "Employee" shall mean any officer or other employee (as determined in accordance with Section 3401(c) of the Code and the Treasury Regulations thereunder) of the Company or of any Subsidiary.

2.21 "Equity Restructuring" shall mean a nonreciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split, spin-off, rights offering or recapitalization through a large, nonrecurring cash dividend, that affects the number or kind of Shares (or other securities of the Company) or the share price of Common Stock (or other securities) and causes a change in the per-share value of the Common Stock underlying outstanding Awards.

2.22 "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended from time to time.

2.23 "Expiration Date" shall have the meaning given to such term in Section 12.1(c).

2.24 "Fair Market Value" shall mean, as of any given date, the value of a Share determined as follows:

(a) If the Common Stock is (i) listed on any established securities exchange (such as the New York Stock Exchange, the NASDAQ Capital Market, the NASDAQ Global Market and the NASDAQ Global Select Market), (ii) listed on any national market system or (iii) quoted or traded on any automated quotation system, its Fair Market Value shall be the closing sales price for a Share of such Common Stock as quoted on such exchange or system for such date or, if there is no closing sales price for a Share of such Common Stock on the date in question, the closing sales price for a Share of such Common Stock on the last preceding date for which such quotation exists, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable; provided, however, that, notwithstanding the foregoing, the Fair Market Value of a Share of Class B Common Stock shall be the greater of (i) the Fair Market Value of a Share of Class A Common Stock, or (ii) the Fair Market Value of a Share of Class B Common Stock, each as determined in accordance with this Section 2.24(a);

(b) If the Common Stock is not listed on an established securities exchange, national market system or automated quotation system, but the Common Stock is regularly quoted by a recognized securities dealer, its Fair Market Value shall be the mean of the high bid and low asked prices for such date or, if there are no high bid and low asked prices for a Share of such Common Stock on such date, the high bid and low asked prices for a Share of such Common Stock on the last preceding date for which such information exists, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable; or

(c) If the Common Stock is neither listed on an established securities exchange, national market system or automated quotation system nor regularly quoted by a recognized securities dealer, its Fair Market Value shall be established by the Administrator in good faith.

2.25 "Greater Than 10% Stockholder" shall mean an individual then owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company or any subsidiary corporation (as defined in Section 424(f) of the Code) or parent corporation thereof (as defined in Section 424(e) of the Code).

2.26 "Holder" shall mean a person who has been granted an Award.

2.27 "Incentive Stock Option" shall mean an Option that is intended to qualify as an incentive stock option and conforms to the applicable provisions of Section 422 of the Code.

2.28 "Non-Employee Director" shall mean a Director of the Company who is not an Employee.

2.29 "Non-Qualified Stock Option" shall mean an Option that is not an Incentive Stock Option or which is designated as an Incentive Stock Option but does not meet the applicable requirements of Section 422 of the Code.

2.30 "Option" shall mean a right to purchase Shares at a specified exercise price, granted under Article 6. An Option shall be either a Non-Qualified Stock Option or an Incentive Stock Option; provided, however, that Options granted to Non-Employee Directors shall only be Non-Qualified Stock Options.

2.31 "Option Term" shall have the meaning set forth in Section 5.4.

2.32 "Organizational Documents" shall mean, collectively, (a) the Company's articles of incorporation, certificate of incorporation, bylaws or other similar organizational documents relating to the creation and governance of the Company, and (b) the Committee's charter or other similar organizational documentation relating to the creation and governance of the Committee, each as may be amended from time to time.

2.33 "Other Stock or Cash Based Award" shall mean a cash payment, cash bonus award, stock payment, stock bonus award, performance award or incentive award that is paid in cash, Shares or a combination of both, awarded under Section 9.1, which may include, without limitation, deferred stock, deferred stock units and performance awards.

2.34 "Performance Criteria" shall mean the criteria that the Administrator selects for an Award for purposes of establishing the performance goal or performance goals for a performance period. The Performance Criteria may include, without limitation, the following: (i) gross or net sales or revenues; (ii) net income; (iii) pre-tax income; (iv) operating income; (v) cash flow (including, but not limited to, operating cash flow and free cash flow); (vi) earnings per share; (vii) operating margin; (viii) return on equity; (ix) return on invested capital or assets; (x) cost reductions or savings; (xi) expense levels; (xii) working capital; (xiii) economic value; (xiv) funds from operations; (xv) appreciation in the Fair Market Value of Stock; (xvi) total stockholder return; (xvii) implementation or completion of critical projects or initiatives or milestones related to such projects; (xviii) regulatory body approval for commercialization of a product; (xix) segment or product market share; (xx) product development; (xxi) manufacturing and manufacturing capacity; (xxii) acquisitions or sales of assets (including intellectual property) or subsidiaries; (xxiii) in-licensing and out-licensing of intellectual property; (xxiv) customer acquisition, expansion and retention or any combination of the foregoing; and (xxv) earnings before or after any one or more of the following items: interest, taxes, depreciation or amortization, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices. The Performance Criteria may be expressed in terms of overall Company performance or the performance of a Subsidiary, division, business unit, or an individual. The Administrator, in its sole discretion, may provide that one or more adjustments may be made to one or more of the Performance Criteria.

2.35 "Permitted Transferee" shall mean, with respect to a Holder, any "family member" of the Holder, as defined in the General Instructions to Form S-8 Registration Statement under the Securities Act (or any successor form thereto), or any other transferee specifically approved by the Administrator after taking into account Applicable Law.

2.36 "Plan" shall have the meaning set forth in Article 1.

2.37 "Prior Plan" shall mean the 2007 Incentive Award Plan of Bio-Rad Laboratories, Inc. as amended from time to time.

2.38 "Program" shall mean any program adopted by the Administrator pursuant to the Plan containing the terms and conditions intended to govern a specified type of Award granted under the Plan and pursuant to which such type of Award may be granted under the Plan.

2.39 "Restricted Stock" shall mean Common Stock awarded under Article 8 that is subject to certain restrictions and may be subject to risk of forfeiture or repurchase.

2.40 "Restricted Stock Units" shall mean the right to receive Shares awarded under Article 9.

2.41 "Section 409A" shall mean Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance issued thereunder, including, without limitation, any such regulations or other guidance that may be issued after the Effective Date.

2.42 "Securities Act" shall mean the Securities Act of 1933, as amended.

2.43 "Shares" shall mean shares of Common Stock.

2.44 "Stock Appreciation Right" shall mean an Award entitling the Holder (or other person entitled to exercise pursuant to the Plan) to exercise all or a specified portion thereof (to the extent then exercisable pursuant to its terms) and to receive from the Company an amount determined by multiplying the difference obtained by subtracting the exercise price per share of such Award from the Fair Market Value on the date of exercise of such Award by the number of Shares with respect to which such Award shall have been exercised, subject to any limitations the Administrator may impose.

2.45 "SAR Term" shall have the meaning set forth in Section 5.4.

2.46 "Subsidiary" shall mean any entity (other than the Company), whether domestic or foreign, in an unbroken chain of entities beginning with the Company if each of the entities other than the last entity in the unbroken chain beneficially owns, at the time of the determination, securities or interests representing at least fifty percent (50%) of the total combined voting power of all classes of securities or interests in one of the other entities in such chain.

2.47 "Substitute Award" shall mean an Award granted under the Plan in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock, in any case, upon the assumption of, or in substitution for, outstanding equity awards previously granted by a company or other entity; provided, however, that in no event shall the term "Substitute Award" be construed to refer to an award made in connection with the cancellation and repricing of an Option or Stock Appreciation Right.

2.48 "Termination of Service" shall mean:

(a) As to an Employee, the time when the Holder ceases to serve as an Employee for any reason, including, without limitation, a termination by resignation, discharge (with or without Cause), disability, death or retirement; but excluding terminations where the Holder simultaneously commences or remains in employment with the Company or any Subsidiary.

(b) As to a Non-Employee Director, the time when the Holder who is a Non-Employee Director ceases to be a Director for any reason, including, without limitation, a termination by resignation, failure to be elected, death or retirement; but excluding where the Holder simultaneously commences employment with the Company or any Subsidiary.

The Administrator, in its sole discretion, shall determine the effect of all matters and questions relating to any Termination of Service, including, without limitation, whether a Termination of Service has occurred, whether a Termination of Service resulted from a discharge for Cause and all questions of whether particular leaves of absence constitute a Termination of Service. For purposes of the Plan, a Holder's employee-employer relationship shall be deemed to be terminated in the event that the Subsidiary employing such Holder ceases to remain a Subsidiary following any merger, sale of stock or other corporate transaction or event (including, without limitation, a spin-off).

ARTICLE 3.

SHARES SUBJECT TO THE PLAN

3.1   Number of Shares.

(a)   Subject to Sections 3.1(b) and 12.2, the aggregate number of Shares which may be issued or transferred pursuant to Awards (including, without limitation, Incentive Stock Options) under the Plan (as of the 2017 Effective Date) shall be equal to the sum of (i) 1,740,000; and (ii) any of the 594,714 Shares which as of 2017 Effective Date were available for issuance under the Prior Plan plus any Shares which are subject to awards under the Prior Plan that, on or after 2017 Effective Date, terminate, expire or lapse for any reason without the delivery of Shares to the holder thereof (the "Share Limit"); provided, however, that no more than 2,334,714 Shares may be issued upon the exercise of Incentive Stock Options. Notwithstanding the foregoing, Shares added to the Share Limit pursuant to Section 3.1(a)(ii) hereof shall be available for issuance as Incentive Stock Options only to the extent that making such Shares available for issuance as Incentive Stock Options would not cause any Incentive Stock Option to cease to qualify as such. Notwithstanding the foregoing, to the extent permitted under Applicable Law, Awards that provide for the delivery of Shares subsequent to the applicable grant date may be granted in excess of the Share Limit if such Awards provide for the forfeiture or cash settlement of such Awards to the extent that insufficient Shares remain under the Share Limit in this Section 3.1(a) at the time that Shares would otherwise be issued in respect of such Award. Any Shares distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Common Stock, treasury Common Stock or Common Stock purchased on the open market.

(b)   If any Shares subject to an Award are forfeited or expire or such Award is settled for cash (in whole or in part), the Shares subject to such Award shall, to the extent of such forfeiture, expiration or cash settlement, again be available for future grants of Awards under the Plan. Notwithstanding anything to the contrary herein, the following Shares shall not be added to the Shares authorized for grant under Section 3.1(a) and shall not be available for future grants of Awards under the Plan: (i) Shares tendered by a Holder or withheld by the Company in payment of the exercise price of an Option; (ii) Shares tendered by the Holder or withheld by the Company to satisfy any tax withholding obligation with respect to an Award; (iii) Shares subject to Stock Appreciation Rights that are not issued in connection with the stock settlement of the Stock Appreciation Rights on exercise thereof; and (iv) Shares purchased on the open market with the cash proceeds from the exercise of Options. Any Shares repurchased by the Company under Section 7.4 hereof at the same price paid by the Holder so that such Shares are returned to the Company will again be available for Awards. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards shall not be counted against the Shares available for issuance under the Plan. Notwithstanding the provisions of this Section 3.1(b), no Shares may again be optioned, granted or awarded if such action would cause an Incentive Stock Option to fail to qualify as an incentive stock option under Section 422 of the Code.

(c)   Substitute Awards shall not reduce the Shares authorized for grant under the Plan, except as may be required by reason of Section 422 of the Code. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by its stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan; provided that Awards using such available Shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employed by or providing services to the Company or its Subsidiaries immediately prior to such acquisition or combination.

3.2   Limitation on Number of Shares and Cash Subject to Awards. Notwithstanding any provision in the Plan to the contrary, and subject to Section 12.2, the maximum aggregate number of Shares with respect to one or more of such Awards that may be granted to any one person during any calendar year shall be 225,000 and the maximum aggregate amount of cash that may be paid in cash to any one person during any calendar year with respect to one or more Awards payable in cash shall be $8,000,000.

ARTICLE 4.

GRANTING OF AWARDS

4.1   Participation. The Administrator may, from time to time, select from among all Eligible Individuals, those to whom an Award shall be granted and shall determine the nature and amount of each Award, which shall not be inconsistent with the requirements of the Plan. No Eligible Individual or other Person shall have any right to be granted an Award pursuant to the Plan and neither the Company nor the Administrator is obligated to treat Eligible Individuals, Holders or any other persons uniformly. Participation by each Holder in the Plan shall be voluntary and nothing in the Plan or any Program shall be construed as mandating that any Eligible Individual or other Person shall participate in the Plan.

4.2 <u>Award Agreement</u>. Each Award shall be evidenced by an Award Agreement that sets forth the terms, conditions and limitations for such Award as determined by the Administrator in its sole discretion (consistent with the requirements of the Plan and any applicable Program). Award Agreements evidencing Incentive Stock Options shall contain such terms and conditions as may be necessary to meet the applicable provisions of Section 422 of the Code.

4.3 <u>Limitations Applicable to Section 16 Persons</u>. Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any individual who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including Rule 16b-3 of the Exchange Act and any amendments thereto) that are requirements for the application of such exemptive rule. To the extent permitted by Applicable Law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

4.4 <u>At-Will Service</u>. Nothing in the Plan or in any Program or Award Agreement hereunder shall confer upon any Holder any right to continue in the employ of the Company or any Subsidiary, or shall interfere with or restrict in any way the rights of the Company and any Subsidiary, which rights are hereby expressly reserved, to discharge any Holder at any time for any reason whatsoever, with or without cause, and with or without notice, or to terminate or change all other terms and conditions of employment or engagement, except to the extent expressly provided otherwise in a written agreement between the Holder and the Company or any Subsidiary.

4.5 <u>Foreign Holders</u>. Notwithstanding any provision of the Plan or applicable Program to the contrary, in order to comply with the laws in countries other than the United States in which the Company and its Subsidiaries operate or have Employees, or in order to comply with the requirements of any foreign securities exchange or other Applicable Law, the Administrator, in its sole discretion, shall have the power and authority to: (a) determine which Subsidiaries shall be covered by the Plan; (b) determine which Eligible Individuals outside the United States are eligible to participate in the Plan; (c) modify the terms and conditions of any Award granted to Eligible Individuals outside the United States to comply with Applicable Law (including, without limitation, applicable foreign laws or listing requirements of any foreign securities exchange); (d) establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable; provided, however, that no such subplans and/or modifications shall increase the share limitation contained in Section 3.1 or the Award Limit; and (e) take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local governmental regulatory exemptions or approvals or listing requirements of any foreign securities exchange.

4.6 <u>Non-Employee Director Limit</u>. Notwithstanding any provision to the contrary in the Plan, the value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of Awards granted to a Non-Employee Director as compensation for services on the Board as a Non-Employee Director during any fiscal year of the Company may not exceed $250,000.

ARTICLE 5.

GRANTING OF OPTIONS AND STOCK APPRECIATION RIGHTS

5.1 <u>Granting of Options and Stock Appreciation Rights to Eligible Individuals</u>. The Administrator is authorized to grant Options and Stock Appreciation Rights to Eligible Individuals from time to time, in its sole discretion, on such terms and conditions as it may determine, which shall not be inconsistent with the Plan.

5.2 <u>Qualification of Incentive Stock Options</u>. The Administrator may grant Options intended to qualify as Incentive Stock Options only to employees of the Company, any of the Company's present or future "parent corporations" or "subsidiary corporations" as defined in Sections 424(e) or (f) of the Code, respectively, and any other entities the employees of which are eligible to receive Incentive Stock Options under the Code. No person who qualifies as a Greater Than 10% Stockholder may be granted an Incentive Stock Option unless such Incentive Stock Option conforms to the applicable provisions of Section 422 of the Code. To the extent that the aggregate fair market value of stock with respect to which "incentive stock options" (within the meaning of Section 422 of the Code, but without regard to Section 422(d) of the Code) are exercisable for the first time by a Holder during any calendar year under the Plan, and all other plans of the Company and any parent corporation or subsidiary corporation thereof (as defined in Section 424(e) and 424(f) of the Code, respectively), exceeds $100,000, the Options shall be treated as Non-Qualified Stock Options to the extent required by Section 422 of the Code. The rule set forth in the immediately preceding sentence shall be applied by taking Options and other "incentive stock options" into account in the order in which they were granted and the fair market value of stock shall be determined as of the time the respective options were granted. Any interpretations and rules under the Plan with respect to Incentive Stock Options shall be consistent with the provisions of Section 422 of the Code. Neither the Company nor the Administrator shall have any liability to a Holder, or any other Person, (a) if an Option (or any part thereof) which is intended to qualify as an Incentive Stock Option fails to qualify as an Incentive Stock Option or (b) for any action or omission by the Company or the Administrator that causes an Option not to qualify as an Incentive Stock Option, including without limitation, the conversion of an Incentive Stock Option to a Non-Qualified Stock Option or the grant of an Option intended as an Incentive Stock Option that fails to satisfy the requirements under the Code applicable to an Incentive Stock Option.

5.3 Option and Stock Appreciation Right Exercise Price. The exercise price per Share subject to each Option and Stock Appreciation Right shall be set by the Administrator, but shall not be less than 100% of the Fair Market Value of a Share on the date the Option or Stock Appreciation Right, as applicable, is granted (or, as to Incentive Stock Options, on the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code). In addition, in the case of Incentive Stock Options granted to a Greater Than 10% Stockholder, such price shall not be less than 110% of the Fair Market Value of a Share on the date the Option is granted (or the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code). Notwithstanding the foregoing, in the case of an Option or Stock Appreciation Right that is a Substitute Award, the exercise price per share of the Shares subject to such Option or Stock Appreciation Right, as applicable, may be less than the Fair Market Value per share on the date of grant; provided that the exercise price of any Substitute Award shall be determined in accordance with the applicable requirements of Section 424 and 409A of the Code.

5.4 Option and SAR Term. The term of each Option (the "Option Term") and the term of each Stock Appreciation Right (the "SAR Term") shall be set by the Administrator in its sole discretion; provided, however, that the Option Term or SAR Term, as applicable, shall not be more than (a) ten (10) years from the date the Option or Stock Appreciation Right, as applicable, is granted to an Eligible Individual (other than, in the case of Incentive Stock Options, a Greater Than 10% Stockholder), or (b) five (5) years from the date an Incentive Stock Option is granted to a Greater Than 10% Stockholder. Except as limited by the requirements of Section 409A or Section 422 of the Code and regulations and rulings thereunder or the first sentence of this Section 5.4 and without limiting the Company's rights under Section 10.7, the Administrator may extend the Option Term of any outstanding Option or the SAR Term of any outstanding Stock Appreciation Right, and may extend the time period during which vested Options or Stock Appreciation Rights may be exercised, in connection with any Termination of Service of the Holder or otherwise, and may amend, subject to Section 10.7 and 12.1, any other term or condition of such Option or Stock Appreciation Right relating to such Termination of Service of the Holder or otherwise.

5.5 Option and SAR Vesting. The period during which the right to exercise, in whole or in part, an Option or Stock Appreciation Right vests in the Holder shall be set by the Administrator and set forth in the applicable Award Agreement. At any time after the grant of an Option, the Administrator may, in its sole discretion and subject to whatever terms and conditions it selects, accelerate the vesting of the Option subject to Section 10.9; provided, however, that in no event shall an Option become exercisable following its expiration, termination or forfeiture. Notwithstanding the foregoing, unless otherwise determined by the Administrator in the Award Agreement, the applicable Program or by action of the Administrator following the grant of the Option or Stock Appreciation Right (i) no portion of an Option or Stock Appreciation Right which is unexercisable at a Holder's Termination of Service shall thereafter become exercisable and (ii) the portion of an Option or Stock Appreciation Right that is unexercisable at a Holder's Termination of Service shall automatically expire on the date of such Termination of Service.

5.6 Substitution of Stock Appreciation Rights. The Administrator may provide in the applicable Program or Award Agreement evidencing the grant of an Option that the Administrator, in its sole discretion, shall have the right to substitute a Stock Appreciation Right for such Option at any time prior to or upon exercise of such Option; provided that such Stock Appreciation Right shall be exercisable with respect to the same number of Shares for which such substituted Option would have been exercisable, and shall also have the same exercise price, vesting schedule and remaining term as the substituted Option.

ARTICLE 6.

EXERCISE OF OPTIONS AND STOCK APPRECIATION RIGHTS

6.1 Exercise and Payment. An exercisable Option or Stock Appreciation Right may be exercised in whole or in part. However, an Option or Stock Appreciation Right shall not be exercisable with respect to fractional Shares and the Administrator may require that, by the terms of the Option or Stock Appreciation Right, a partial exercise must be with respect to a minimum number of Shares. Payment of the amounts payable with respect to Stock Appreciation Rights pursuant to this Article 7 shall be in cash, Shares (based on its Fair Market Value as of the date the Stock Appreciation Right is exercised), or a combination of both, as determined by the Administrator.

6.2 Manner of Exercise. All or a portion of an exercisable Option or Stock Appreciation Right shall be deemed exercised upon delivery of all of the following to the Secretary of the Company, the stock plan administrator of the Company or such other person or entity designated by the Administrator, or his, her or its office, as applicable:

(a) A written or electronic notice complying with the applicable rules established by the Administrator stating that the Option or Stock Appreciation

Right, or a portion thereof, is exercised. The notice shall be signed or otherwise acknowledge electronically by the Holder or other person then entitled to exercise the Option or Stock Appreciation Right or such portion thereof;

(b) Such representations and documents as the Administrator, in its sole discretion, deems necessary or advisable to effect compliance with Applicable Law.

(c) In the event that the Option or Stock Appreciation Right shall be exercised pursuant to Section 10.3 by any person or persons other than the Holder, appropriate proof of the right of such person or persons to exercise the Option or Stock Appreciation Right, as determined in the sole discretion of the Administrator; and

(d) Full payment of the exercise price and applicable withholding taxes for the Shares with respect to which the Option or Stock Appreciation Right, or portion thereof, is exercised, in a manner permitted by the Administrator in accordance with Sections 10.1 and 10.2.

6.3 Notification Regarding Disposition. The Holder shall give the Company prompt written or electronic notice of any disposition of Shares acquired by exercise of an Incentive Stock Option which occurs within (a) two years from the date of granting (including the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code) such Option to such Holder, or (b) one year after the date of transfer of such Shares to such Holder. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the Holder in such disposition or other transfer.

ARTICLE 7.

AWARD OF RESTRICTED STOCK

7.1 Award of Restricted Stock. The Administrator is authorized to grant Restricted Stock to Eligible Individuals, and shall determine the terms and conditions, including the restrictions applicable to each award of Restricted Stock, which terms and conditions shall not be inconsistent with the Plan or any applicable Program, and may impose such conditions on the issuance of such Restricted Stock as it deems appropriate. The Administrator shall establish the purchase price, if any, and form of payment for Restricted Stock; provided, however, that if a purchase price is charged, such purchase price shall be no less than the par value, if any, of the Shares to be purchased, unless otherwise permitted by Applicable Law. In all cases, legal consideration shall be required for each issuance of Restricted Stock to the extent required by Applicable Law.

7.2 Rights as Stockholders. Subject to Section 7.4, upon issuance of Restricted Stock, the Holder shall have, unless otherwise provided by the Administrator, all the rights of a stockholder with respect to said Shares, subject to the restrictions in the Plan, any applicable Program and/or the applicable Award Agreement, including the right to receive all dividends and other distributions paid or made with respect to the Shares to the extent such dividends and other distributions have a record date that is on or after the date on which the Holder to whom such Restricted Stock are granted becomes the record holder of such Restricted Stock; provided, however, that, in the sole discretion of the Administrator, any dividends and distributions with respect to the Shares may be subject to the restrictions set forth in Section 7.3. Except in connection with a spin-off or other similar event or as otherwise permitted under Section 12.2, dividends which are paid prior to vesting of shares of Restricted Stock shall only be paid out to the Holder to the extent that the vesting conditions are subsequently satisfied and the share of Restricted Stock vests.

7.3 Restrictions. All shares of Restricted Stock (including any shares received by Holders thereof with respect to shares of Restricted Stock as a result of stock dividends, stock splits or any other form of recapitalization) shall be subject to such restrictions and vesting requirements as the Administrator shall provide in the applicable Program or Award Agreement, including, without limitation, vesting based upon the Holder's duration of service to the Company or any Subsidiary, one or more Performance Criteria, Company performance, individual performance or other specific criteria, in each case on a specified date or dates or over any period or periods, as determined by the Administrator, subject to Section 10.9. By action taken after the Restricted Stock is issued, the Administrator may, on such terms and conditions as it may determine to be appropriate, accelerate the vesting of such Restricted Stock by removing any or all of the restrictions imposed by the terms of the applicable Program or Award Agreement, subject to Section 10.9.

7.4 Repurchase or Forfeiture of Restricted Stock. Except as otherwise determined by the Administrator, if no price was paid by the Holder for the Restricted Stock, upon a Termination of Service during the applicable restriction period, the Holder's rights in unvested Restricted Stock then subject to restrictions shall lapse, and such Restricted Stock shall be surrendered to the Company and cancelled without consideration on the date of such Termination of Service. If a price was paid by the Holder for the Restricted Stock, upon a Termination of Service during the applicable restriction period, the Company shall have the right to repurchase from the Holder the unvested Restricted Stock then subject to restrictions at a cash price per share equal to the price paid by the Holder for such Restricted Stock or such other amount as may be specified in the applicable Program or Award Agreement. Notwithstanding the foregoing, subject to Section 10.9, the Administrator, in its sole discretion, may provide that upon certain events, including, without limitation, a Change in Control, the Holder's death, retirement or disability or any other specified Termination of Service or any other event, the Holder's rights in unvested Restricted Stock then subject to restrictions shall not lapse, such Restricted Stock shall vest and cease to be forfeitable and, if applicable, the Company shall cease to have a right of repurchase.

7.5   Section 83(b) Election. If a Holder makes an election under Section 83(b) of the Code to be taxed with respect to the Restricted Stock as of the date of transfer of the Restricted Stock rather than as of the date or dates upon which the Holder would otherwise be taxable under Section 83(a) of the Code, the Holder shall be required to deliver a copy of such election to the Company promptly after filing such election with the Internal Revenue Service along with proof of the timely filing thereof with the Internal Revenue Service.

ARTICLE 8.

AWARD OF RESTRICTED STOCK UNITS

8.1   Grant of Restricted Stock Units. The Administrator is authorized to grant Awards of Restricted Stock Units to any Eligible Individual selected by the Administrator in such amounts and subject to such terms and conditions as determined by the Administrator.

8.2   Term. Except as otherwise provided herein, the term of a Restricted Stock Unit award shall be set by the Administrator in its sole discretion.

8.3   Purchase Price. The Administrator shall specify the purchase price, if any, to be paid by the Holder to the Company with respect to any Restricted Stock Unit award; provided, however, that value of the consideration shall not be less than the par value of a Share, unless otherwise permitted by Applicable Law.

8.4   Vesting of Restricted Stock Units. At the time of grant, the Administrator shall specify the date or dates on which the Restricted Stock Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate, including, without limitation, vesting based upon the Holder's duration of service to the Company or any Subsidiary, one or more Performance Criteria, Company performance, individual performance or other specific criteria, in each case on a specified date or dates or over any period or periods, as determined by the Administrator, subject to Section 10.9. By action taken after the Restricted Stock Units are granted, the Administrator may, on such terms and conditions as it may determine to be appropriate, accelerate the vesting of such Restricted Stock Units by removing any or all of the restrictions imposed by the terms of the applicable Program or Award Agreement, subject to Section 10.9.

8.5   Maturity and Payment. At the time of grant, the Administrator shall specify the maturity date applicable to each grant of Restricted Stock Units, which shall be no earlier than the vesting date or dates of the Award and may be determined at the election of the Holder (if permitted by the applicable Award Agreement); provided that, except as otherwise determined by the Administrator, and subject to compliance with Section 409A, in no event shall the maturity date relating to each Restricted Stock Unit occur following the later of (a) the 15th day of the third month following the end of calendar year in which the applicable portion of the Restricted Stock Unit vests; or (b) the 15th day of the third month following the end of the Company's fiscal year in which the applicable portion of the Restricted Stock Unit vests. On the maturity date, the Company shall, in accordance with the applicable Award Agreement and subject to Section 10.4(f), transfer to the Holder one unrestricted, fully transferable Share for each Restricted Stock Unit scheduled to be paid out on such date and not previously forfeited, or in the sole discretion of the Administrator, an amount in cash equal to the Fair Market Value of such Shares on the maturity date or a combination of cash and Common Stock as determined by the Administrator.

8.6   Payment upon Termination of Service. An Award of Restricted Stock Units shall only be payable while the Holder is an Employee or a Non-Employee Director, as applicable; provided, however, that the Administrator, in its sole discretion, may provide (in an Award Agreement or otherwise) that a Restricted Stock Unit award may be paid subsequent to a Termination of Service in certain events, including a Change in Control, the Holder's death, retirement or disability or any other specified Termination of Service.

ARTICLE 9.

AWARD OF OTHER STOCK OR CASH BASED AWARDS AND DIVIDEND EQUIVALENTS

9.1   Other Stock or Cash Based Awards. The Administrator is authorized to grant Other Stock or Cash Based Awards, including awards entitling a Holder to receive Shares or cash to be delivered immediately or in the future, to any Eligible Individual. Subject to the provisions of the Plan and any applicable Program, the Administrator shall determine the terms and conditions of each Other Stock or Cash Based Award, including the term of the Award, any exercise or purchase price, performance goals, including the Performance Criteria, transfer restrictions, vesting conditions and other terms and conditions applicable thereto, which shall be set forth in the applicable Award Agreement, subject to Section 10.9. Other Stock or Cash Based Awards may be paid in cash, Shares, or a combination of cash and Shares, as determined by the Administrator, and may be available as a form of payment in the settlement of other Awards granted under the Plan, as stand-alone payments, as a part of a bonus, deferred bonus, deferred compensation or other arrangement, and/or as payment in lieu of compensation to which an Eligible Individual is otherwise entitled. Except in connection with a spin-off or other similar event or as otherwise permitted under Section 12.2, dividends which are paid prior to vesting of shares of any Other Stock or Cash Based Award shall only be paid out to the Holder to the extent that the vesting conditions are subsequently satisfied and the share of Restricted Stock vests.

9.2 <u>Dividend Equivalents</u>. Dividend Equivalents may be granted by the Administrator, either alone or in tandem with another Award, based on dividends declared on the Common Stock, to be credited as of dividend payment dates during the period between the date the Dividend Equivalents are granted to a Holder and the date such Dividend Equivalents terminate or expire, as determined by the Administrator. Such Dividend Equivalents shall be converted to cash or additional Shares by such formula and at such time and subject to such restrictions and limitations as may be determined by the Administrator. In addition, except as otherwise permitted under Section 12.2, Dividend Equivalents with respect to an Award that are based on dividends paid prior to the vesting of such Award shall only be paid out to the Holder to the extent that the vesting conditions are subsequently satisfied and the Award vests. Notwithstanding the foregoing, no Dividend Equivalents shall be payable with respect to Options or Stock Appreciation Rights.


ARTICLE 10.

ADDITIONAL TERMS OF AWARDS


10.1 <u>Payment</u>. The Administrator shall determine the method or methods by which payments by any Holder with respect to any Awards granted under the Plan shall be made, including, without limitation: (a) cash or check, (b) Shares (including, in the case of payment of the exercise price of an Award, Shares issuable pursuant to the exercise of the Award) or Shares held for such minimum period of time as may be established by the Administrator, in each case, having a Fair Market Value on the date of delivery equal to the aggregate payments required, (c) delivery of a written or electronic notice that the Holder has placed a market sell order with a broker acceptable to the Company with respect to Shares then issuable upon exercise or vesting of an Award, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the aggregate payments required; <u>provided</u> that payment of such proceeds is then made to the Company upon settlement of such sale, (d) other form of legal consideration acceptable to the Administrator in its sole discretion, or (e) any combination of the above permitted forms of payment. Notwithstanding any other provision of the Plan to the contrary, no Holder who is a Director or an "executive officer" of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to make payment with respect to any Awards granted under the Plan, or continue any extension of credit with respect to such payment, with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.

10.2 <u>Tax Withholding</u>. The Company or any Subsidiary shall have the authority and the right to deduct or withhold from any payment of any kind otherwise due to a Holder, or require a Holder to remit to the Company, an amount sufficient to satisfy federal, state, local and foreign taxes (including the Holder's FICA, employment tax or other social security contribution obligation) required by law to be withheld with respect to any taxable event concerning a Holder arising as a result of the Plan or any Award. The Administrator may, in its sole discretion and in satisfaction of the foregoing requirement, allow a Holder to satisfy such obligations by any payment means described in Section 10.1 hereof, including without limitation, by allowing such Holder to have the Company or any Subsidiary withhold Shares otherwise issuable under an Award (or allow the surrender of Shares). The number of Shares which may be so withheld or surrendered shall be limited to the number of Shares which have a fair market value on the date of withholding or surrender no greater than the aggregate amount of such liabilities based on the maximum individual statutory tax rate in the applicable jurisdiction at the time of such withholding (or such other rate as may be required to avoid adverse accounting consequences). The Administrator shall determine the fair market value of the Shares, consistent with applicable provisions of the Code and other Applicable Law, for tax withholding obligations due in connection with a broker-assisted cashless Option or Stock Appreciation Right exercise involving the sale of Shares to pay the Option or Stock Appreciation Right exercise price or any tax withholding obligation

10.3 <u>Transferability of Awards</u>.

(a) Except as otherwise provided in Sections 10.3(b) and 10.3(c):

(i) Except as otherwise provided by the Administrator, no Award under the Plan may be sold, pledged, assigned or transferred in any manner other than by will or the laws of descent and distribution;

(ii) No Award or interest or right therein shall be liable for or otherwise subject to the debts, contracts or engagements of the Holder or the Holder's successors in interest or shall be subject to disposition by transfer, alienation, anticipation, pledge, hypothecation, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy) unless and until such Award has been exercised, or the Shares underlying such Award have been issued, and all restrictions applicable to such Shares have lapsed, and any attempted disposition of an Award prior to satisfaction of these conditions shall be null and void and of no effect, except to the extent that such disposition is permitted by Section 10.3(a)(i); and

(iii) During the lifetime of the Holder, only the Holder may exercise any exercisable portion of an Award granted to such Holder under the Plan. After the death of the Holder, any exercisable portion of an Award may, prior to the time when such portion becomes unexercisable under the Plan or the applicable Program or Award Agreement, be exercised by the Holder's personal representative or by any person empowered to do so under the deceased Holder's will or under the then-applicable laws of descent and distribution.

(b) Notwithstanding Section 10.3(a), the Administrator, in its sole discretion, may determine to permit a Holder or a Permitted Transferee of such Holder to transfer an Award other than an Incentive Stock Option (unless such Incentive Stock Option is intended to become a Nonqualified Stock Option) to any one or more Permitted Transferees of such Holder, subject to the following terms and conditions: (i) an Award transferred to a Permitted Transferee shall not be assignable or transferable by the Permitted Transferee other than (A) to another Permitted Transferee of the applicable Holder or (B) by will or the laws of descent and distribution or, subject to the consent of the Administrator; (ii) an Award transferred to a Permitted Transferee shall continue to be subject to all the terms and conditions of the Award as applicable to the original Holder (other than the ability to further transfer the Award to any Person other than another Permitted Transferee of the applicable Holder); and (iii) the Holder (or transferring Permitted Transferee) and the receiving Permitted Transferee shall execute any and all documents requested by the Administrator, including, without limitation documents to (A) confirm the status of the transferee as a Permitted Transferee, (B) satisfy any requirements for an exemption for the transfer under Applicable Law and (C) evidence the transfer. In addition, and further notwithstanding Section 10.3(a), hereof, the Administrator, in its sole discretion, may determine to permit a Holder to transfer Incentive Stock Options to a trust that constitutes a Permitted Transferee if, under Section 671 of the Code and other Applicable Law, the Holder is considered the sole beneficial owner of the Incentive Stock Option while it is held in the trust.

(c) Notwithstanding Section 10.3(a), a Holder may, in the sole discretion and manner determined by the Administrator, designate a beneficiary to exercise the rights of the Holder and to receive any distribution with respect to any Award upon the Holder's death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Program or Award Agreement applicable to the Holder and any additional restrictions deemed necessary or appropriate by the Administrator. If the Holder is married or a domestic partner in a domestic partnership qualified under Applicable Law and resides in a community property state, a designation of a person other than the Holder's spouse or domestic partner, as applicable, as the Holder's beneficiary with respect to more than 50% of the Holder's interest in the Award shall not be effective without the prior written or electronic consent of the Holder's spouse or domestic partner. If no beneficiary has been designated or survives the Holder, payment shall be made to the person entitled thereto pursuant to the Holder's will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Holder at any time; provided that the change or revocation is delivered in writing to the Administrator prior to the Holder's death.

(d) For clarity, no Award may be transferred to a third party for monetary consideration.

10.4 Conditions to Issuance of Shares.

(a) The Administrator shall determine the methods by which Shares shall be delivered or deemed to be delivered to Holders. Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates or make any book entries evidencing Shares pursuant to the exercise of any Award, unless and until the Administrator has determined, with advice of counsel, that the issuance of such Shares is in compliance with Applicable Law and the Shares are covered by an effective registration statement or applicable exemption from registration. In addition to the terms and conditions provided herein, the Administrator may require that a Holder make such reasonable covenants, agreements and representations as the Administrator, in its sole discretion, deems advisable in order to comply with Applicable Law.

(b) All share certificates delivered pursuant to the Plan and all Shares issued pursuant to book entry procedures are subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with Applicable Law. The Administrator may place legends on any share certificate or book entry to reference restrictions applicable to the Shares (including, without limitation, restrictions applicable to Restricted Stock).

(c) The Administrator shall have the right to require any Holder to comply with any timing or other restrictions with respect to the settlement, distribution or exercise of any Award, including a window-period limitation, as may be imposed in the sole discretion of the Administrator.

(d)   No fractional Shares shall be issued and the Administrator, in its sole discretion, shall determine whether cash shall be given in lieu of fractional Shares or whether such fractional Shares shall be eliminated by rounding down.

(e)   The Company, in its sole discretion, may (i) retain physical possession of any stock certificate evidencing Shares until any restrictions thereon shall have lapsed and/or (ii) require that the stock certificates evidencing such Shares be held in custody by a designated escrow agent (which may but need not be the Company) until the restrictions thereon shall have lapsed, and that the Holder deliver a stock power, endorsed in blank, relating to such Shares.

(f)   Notwithstanding any other provision of the Plan, unless otherwise determined by the Administrator or required by Applicable Law, the Company shall not deliver to any Holder certificates evidencing Shares issued in connection with any Award and instead such Shares shall be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator).

10.5   <u>Forfeiture and Claw-Back Provisions</u>. All Awards (including any proceeds, gains or other economic benefit actually or constructively received by a Holder upon any receipt or exercise of any Award or upon the receipt or resale of any Shares underlying the Award and any payments of a portion of an incentive-based bonus pool allocated to a Holder) shall be subject to forfeiture and/or repayment to the Company to the extent and in the manner required (i) to comply with any requirements imposed under applicable laws and/or the rules and regulations of the securities exchange or inter-dealer quotation system on which the Common Stock is listed or quoted, including, without limitation, pursuant to Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and (ii) under the terms of any policy, guideline or Board committee charter adopted by the Company as may be amended from time to time for reasons related to fraud, governance or similar considerations whether or not such policy or guideline was in place at the time of grant of an Award (and such requirements shall be deemed incorporated into this Plan without the consent of Holder).

10.6   <u>Prohibition on Repricing</u>. Subject to Section 12.2, the Administrator shall not, without the approval of the stockholders of the Company, (i) authorize the amendment of any outstanding Option or Stock Appreciation Right to reduce its price per Share, or (ii) cancel any Option or Stock Appreciation Right in exchange for cash or another Award when the Option or Stock Appreciation Right price per Share exceeds the Fair Market Value of the underlying Shares, in its sole discretion.

10.7   <u>Amendment of Awards</u>. Subject to Applicable Law, the Administrator may amend, modify or terminate any outstanding Award, including but not limited to, substituting therefor another Award of the same or a different type, changing the date of exercise or settlement, and converting an Incentive Stock Option to a Non-Qualified Stock Option. The Holder's consent to such action shall be required unless (i) the Administrator determines that the action, taking into account any related action, would not materially and adversely affect the Holder, or (ii) the change is otherwise permitted under the Plan (including, without limitation, under Section 12.2 or 12.10).

10.8   <u>Data Privacy</u>. As a condition of receipt of any Award, each Holder explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of personal data as described in this Section 10.8 by and among, as applicable, the Company and its Subsidiaries for the exclusive purpose of implementing, administering and managing the Holder's participation in the Plan. The Company and its Subsidiaries may hold certain personal information about a Holder, including but not limited to, the Holder's name, home address and telephone number, date of birth, social security or insurance number or other identification number, salary, nationality, job title(s), any shares of stock held in the Company or any of its Subsidiaries, details of all Awards, in each case, for the purpose of implementing, managing and administering the Plan and Awards (the "Data"). The Company and its Subsidiaries may transfer the Data amongst themselves as necessary for the purpose of implementation, administration and management of a Holder's participation in the Plan, and the Company and its Subsidiaries may each further transfer the Data to any third parties assisting the Company and its Subsidiaries in the implementation, administration and management of the Plan. These recipients may be located in the Holder's country, or elsewhere, and the Holder's country may have different data privacy laws and protections than the recipients' country. Through acceptance of an Award, each Holder authorizes such recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing the Holder's participation in the Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom the Company or any of its Subsidiaries or the Holder may elect to deposit any Shares. The Data related to a Holder will be held only as long as is necessary to implement, administer, and manage the Holder's participation in the Plan. A Holder may, at any time, view the Data held by the Company with respect to such Holder, request additional information about the storage and processing of the Data with respect to such Holder, recommend any necessary corrections to the Data with respect to the Holder or refuse or withdraw the consents herein in writing, in any case without cost, by contacting his or her local human resources representative. The Company may cancel Holder's ability to participate in the Plan and, in the Administrator's discretion, the Holder may forfeit any outstanding Awards if the Holder refuses or withdraws his or her consents as described herein. For more information on the consequences of refusal to consent or withdrawal of consent, Holders may contact their local human resources representative.

10.9 <u>Vesting Limitations</u>. Notwithstanding any other provision of the Plan to the contrary, but subject to Section 12.2, Awards granted pursuant to the Plan shall vest no earlier than the first anniversary of the date the Award is granted and no Award Agreement shall reduce or eliminate such minimum vesting; provided, however, that, notwithstanding the foregoing, (i) the Administrator may provide that such minimum vesting restrictions may lapse or be waived upon the Holder's Termination of Service and/or in connection with a Change in Control and (ii) Awards that result in the issuance of an aggregate of up to 5% of the Share Limit may be granted to any one or more Holders without respect to such minimum vesting requirement. For purposes of Awards to Non-Employee Directors, a vesting period will be deemed to be one year if it runs from the date of one annual meeting of the Company's stockholders to the next annual meeting of the Company's stockholders, so long as the period between meetings is not less than 50 weeks.


ARTICLE 11.

ADMINISTRATION


11.1 <u>Administrator</u>. The Board shall administer the Plan (except as otherwise permitted herein). Notwithstanding the foregoing, the Board may delegate its authority hereunder to the extent permitted by Section 11.6.

11.2 <u>Duties and Powers of Administrator</u>. It shall be the duty of the Administrator to conduct the general administration of the Plan in accordance with its provisions. The Administrator shall have the power to interpret the Plan, all Programs and Award Agreements, and to adopt such rules for the administration, interpretation and application of the Plan and any Program as are not inconsistent with the Plan, to interpret, amend or revoke any such rules and to amend the Plan or any Program or Award Agreement; <u>provided</u> that the rights or obligations of the Holder of the Award that is the subject of any such Program or Award Agreement are not materially and adversely affected by such amendment, unless the consent of the Holder is obtained or such amendment is otherwise permitted under the Plan (including, without limitation, under Section 12.2 or Section 12.10.

11.3 <u>Action by the Administrator</u>. Unless otherwise established by the Board, set forth in any Organizational Documents or as required by Applicable Law, a majority of the Administrator shall constitute a quorum and the acts of a majority of the members present at any meeting at which a quorum is present, and acts approved in writing by all members of the Administrator in lieu of a meeting, shall be deemed the acts of the Administrator. Each member of the Administrator is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Subsidiary, the Company's independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.

11.4 <u>Authority of Administrator</u>. Subject to the Organizational Documents, any specific designation in the Plan and Applicable Law, the Administrator has the exclusive power, authority and sole discretion to:

(a) Designate Eligible Individuals to receive Awards;

(b) Determine the type or types of Awards to be granted to each Eligible Individual (including, without limitation, any Awards granted in tandem with another Award granted pursuant to the Plan);

(c) Determine the number of Awards to be granted and the number of Shares to which an Award will relate;

(d) Determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, grant price, purchase price, any Performance Criteria or performance criteria, any reload provision, any restrictions or limitations on the Award, any schedule for vesting, lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, and any provisions related to non-competition and claw-back and recapture of gain on an Award, based in each case on such considerations as the Administrator in its sole discretion determines;

(e) Determine whether, to what extent, and under what circumstances an Award may be settled in, or the exercise price of an Award may be paid in cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(f) Prescribe the form of each Award Agreement, which need not be identical for each Holder;

(g) Decide all other matters that must be determined in connection with an Award;

(h) Establish, adopt, or revise any Programs, rules and regulations as it may deem necessary or advisable to administer the Plan;

(i) Interpret the terms of, and any matter arising pursuant to, the Plan, any Program or any Award Agreement;

(j) Make all other decisions and determinations that may be required pursuant to the Plan or as the Administrator deems necessary or advisable to administer the Plan; and

(k) Accelerate wholly or partially the vesting or lapse of restrictions of any Award or portion thereof at any time after the grant of an Award, pursuant to any terms and conditions it selects, subject to Sections 10.9 and 12.2.

11.5 <u>Decisions Binding</u>. The Administrator's interpretation of the Plan, any Awards granted pursuant to the Plan, any Program or any Award Agreement and all decisions and determinations by the Administrator with respect to the Plan are final, binding and conclusive on all Persons.

11.6 Delegation of Authority. The Board may from time to time delegate to the Committee, a committee of one or more members of the Board or one or more officers of the Company the authority to grant or amend Awards or to take other administrative actions pursuant to this Article 12; provided, however, that in no event shall an officer of the Company be delegated the authority to grant Awards to, or amend Awards held by, the following individuals: (a) individuals who are subject to Section 16 of the Exchange Act, or (b) officers of the Company (or Directors) to whom authority to grant or amend Awards has been delegated hereunder; provided, further, that any delegation of administrative authority shall only be permitted to the extent it is permissible under any Organizational Documents and Applicable Law. Any delegation hereunder shall be subject to the restrictions and limits that the Board specifies at the time of such delegation or that are otherwise included in the applicable Organizational Documents, and the Board may at any time rescind the authority so delegated or appoint a new delegatee. At all times, the delegatee appointed under this Section 11.6 shall serve in such capacity at the pleasure of the Board and the Board may abolish any committee at any time and re-vest in itself any previously delegated authority.

ARTICLE 12.

MISCELLANEOUS PROVISIONS

12.1 Amendment, Suspension or Termination of the Plan.

(a) Except as otherwise provided in Section 12.1(b), the Plan may be wholly or partially amended or otherwise modified, suspended or terminated at any time or from time to time by the Board; provided that, except as provided in Section 10.7 and Section 12.10, no amendment, suspension or termination of the Plan shall, without the consent of the Holder, materially and adversely affect any rights or obligations under any Award theretofore granted or awarded, unless the Award itself otherwise expressly so provides.

(b) Notwithstanding Section 12.1(a), the Board may not, except as provided in Section 12.2, take any of the following actions without approval of the Company's stockholders given within twelve (12) months before or after such action: (i) increase the limit imposed in Section 3.1 on the maximum number of Shares which may be issued under the Plan or the Award Limit, (ii) reduce the price per share of any outstanding Option or Stock Appreciation Right granted under the Plan or take any action prohibited under Section 10.6, or (iii) cancel any Option or Stock Appreciation Right in exchange for cash or another Award in violation of Section 10.6.

(c) No Awards may be granted or awarded during any period of suspension or after termination of the Plan, and notwithstanding anything herein to the contrary, in no event may any Award be granted

under the Plan after the tenth (10th) anniversary of the earlier of (i) the date on which the Plan was adopted by the Board or (ii) the date the Plan was approved by the Company's stockholders (such anniversary, the "Expiration Date"). Any Awards that are outstanding on the Expiration Date shall remain in force according to the terms of the Plan, the applicable Program and the applicable Award Agreement.

12.2 Changes in Common Stock or Assets of the Company, Acquisition or Liquidation of the Company and Other Corporate Events.

(a) In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of the Company's stock or the share price of the Company's stock other than an Equity Restructuring, the Administrator may make equitable adjustments, if any, to reflect such change with respect to: (i) the aggregate number and kind of Shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Section 3.1 on the maximum number and kind of Shares which may be issued under the Plan, and adjustments of the Award Limit); (ii) the number and kind of Shares (or other securities or property) subject to outstanding Awards; (iii) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (iv) the grant or exercise price per share for any outstanding Awards under the Plan.

(b) In the event of any transaction or event described in Section 12.2(a) or any unusual or nonrecurring transactions or events affecting the Company, any Subsidiary of the Company, or the financial statements of the Company or any Subsidiary, or of changes in Applicable Law or Applicable Accounting Standards, the Administrator, in its sole discretion, and on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any Award under the Plan, to facilitate such transactions or events or to give effect to such changes in Applicable Law or Applicable Accounting Standards:

(i) To provide for the termination of any such Award in exchange for an amount of cash and/or other property with a value equal to the amount that would have been attained upon the exercise of such Award or realization of the Holder's rights (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction or event described in this Section 12.2 the Administrator determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Holder's rights, then such Award may be terminated by the Company without payment);

(ii) To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and applicable exercise or purchase price, in all cases, as determined by the Administrator;

(iii) To make adjustments in the number and type of Shares of the Company's stock (or other securities or property) subject to outstanding Awards, and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding Awards and Awards which may be granted in the future;

(iv) To provide that such Award shall be exercisable or payable or fully vested with respect to all Shares covered thereby, notwithstanding anything to the contrary in the Plan or the applicable Program or Award Agreement;

(v) To replace such Award with other rights or property selected by the Administrator; and/or

(vi) To provide that the Award cannot vest, be exercised or become payable after such event.

(c) In connection with the occurrence of any Equity Restructuring, and notwithstanding anything to the contrary in Sections 12.2(a) and 12.2(b):

(i) The number and type of securities subject to each outstanding Award and the exercise price or grant price thereof, if applicable, shall be equitably adjusted (and the adjustments provided under this Section 12.2(c)(i) shall be nondiscretionary and shall be final and binding on the affected Holder and the Company); and/or

(ii) The Administrator shall make such equitable adjustments, if any, as the Administrator, in its sole discretion, may deem appropriate to reflect such Equity Restructuring with respect to the aggregate number and kind of Shares that may be issued under the Plan (including, but not limited to, adjustments of the limitation in Section 3.1 on the maximum number and kind of Shares which may be issued under the Plan, and adjustments of the Award Limit).

(d) Notwithstanding any other provision of the Plan, and except as may otherwise be provided in any applicable Award Agreement or other written agreement entered into between the Company and a Holder, if a Change in Control occurs, then immediately prior to the Change in Control such Awards shall become fully exercisable and all forfeiture restrictions on such Awards shall lapse. Upon, or in anticipation of, a Change in Control, the Administrator may cause any and all Awards outstanding hereunder to terminate at a specific time in the future, including but not limited to the date of such Change in Control, and shall give each Holder the right to exercise such Awards during a period of time as the Administrator, in its sole and absolute discretion, shall determine. In the event that the terms of any agreement between the Company or any Company Subsidiary or affiliate and a Holder contains provisions that conflict with and are more restrictive than the provisions of this Section 12.2(d), this Section 12.2(d) shall prevail and control and the more restrictive terms of such agreement (and only such terms) shall be of no force or effect.

(e) The Administrator, in its sole discretion, may include such further provisions and limitations in any Award, agreement or certificate, as it may deem equitable and in the best interests of the Company that are not inconsistent with the provisions of the Plan.

(f) Unless otherwise determined by the Administrator, no adjustment or action described in this Section 12.2 or in any other provision of the Plan shall be authorized to the extent it would (i) cause the Plan to violate Section 422(b)(1) of the Code, (ii) result in short-swing profits liability under Section 16 of the Exchange Act or violate the exemptive conditions of Rule 16b-3 of the Exchange Act, or (iii) cause an Award to fail to be exempt from or comply with Section 409A.

(g) The existence of the Plan, any Program, any Award Agreement and/or the Awards granted hereunder shall not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, warrants or rights to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or which are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

(h) In the event of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the Shares or the share price of the Common Stock including any Equity Restructuring, for reasons of administrative convenience, the Administrator, in its sole discretion, may refuse to permit the exercise of any Award during a period of up to thirty (30) days prior to the consummation of any such transaction.

12.3 Approval of Plan by Stockholders. The Plan shall be submitted for the approval of the Company's stockholders within twelve (12) months after the date of the Board's initial adoption of the Plan. Awards may be granted or awarded prior to such stockholder approval; provided that such Awards shall not be exercisable, shall not vest and the restrictions thereon shall not lapse and no Shares shall be issued pursuant thereto prior to the time when the Plan is approved by the Company's stockholders; and provided, further, that if such approval has not been obtained at the end of said twelve (12) month period, all Awards previously granted or awarded under the Plan shall thereupon be canceled and become null and void.

12.4 No Stockholders Rights. Except as otherwise provided herein or in an applicable Program or Award Agreement, a Holder shall have none of the rights of a stockholder with respect to Shares covered by any Award until the Holder becomes the record owner of such Shares.

12.5 Paperless Administration. In the event that the Company establishes, for itself or using the services of a third party, an automated system for the documentation, granting or exercise of Awards, such as a system using an internet website or interactive voice response, then the paperless documentation, granting or exercise of Awards by a Holder may be permitted through the use of such an automated system.

12.6 Effect of Plan upon Other Compensation Plans. The adoption of the Plan shall not affect any other compensation or incentive plans in effect for the Company or any Subsidiary. Nothing in the Plan shall be construed to limit the right of the Company or any Subsidiary: (a) to establish any other forms of incentives or compensation for Employees or Directors of the

Company or any Subsidiary, or (b) to grant or assume options or other rights or awards otherwise than under the Plan in connection with any proper corporate purpose including without limitation, the grant or assumption of options in connection with the acquisition by purchase, lease, merger, consolidation or otherwise, of the business, stock or assets of any corporation, partnership, limited liability company, firm or association.

12.7 Compliance with Laws. The Plan, the granting and vesting of Awards under the Plan and the issuance and delivery of Shares and the payment of money under the Plan or under Awards granted or awarded hereunder are subject to compliance with all Applicable Law (including but not limited to state, federal and foreign securities law and margin requirements), and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable in connection therewith. Any securities delivered under the Plan shall be subject to such restrictions, and the person acquiring such securities shall, if requested by the Company, provide such assurances and representations to the Company as the Company may deem necessary or desirable to assure compliance with all Applicable Law. The Administrator, in its sole discretion, may take whatever actions it deems necessary or appropriate to effect compliance with Applicable Law, including, without limitation, placing legends on share certificates and issuing stop-transfer notices to agents and registrars. Notwithstanding anything to the contrary herein, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate Applicable Law. To the extent permitted by Applicable Law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to Applicable Law.

12.8 Titles and Headings, References to Sections of the Code or Exchange Act. The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control. References to sections of the Code or the Exchange Act shall include any amendment or successor thereto.

12.9 Governing Law. The Plan and any Programs and Award Agreements hereunder shall be administered, interpreted and enforced under the internal laws of the State of Delaware without regard to conflicts of laws thereof or of any other jurisdiction.

12.10 Section 409A. To the extent that the Administrator determines that any Award granted under the Plan is subject to Section 409A, the Plan, the Program pursuant to which such Award is granted and the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A. In that regard, to the extent any Award under the Plan or any other compensatory plan or arrangement of the Company or any of its Subsidiaries is subject to Section 409A, and such Award or other amount is payable on account of a Holder's Termination of Service (or any similarly defined term), then (a) such Award or amount shall only be paid to the extent such Termination of Service qualifies as a "separation from service" as defined in Section 409A, and (b) if such Award or amount is payable to a "specified employee" as defined in Section 409A then to the extent required in order to avoid a prohibited distribution under Section 409A, such Award or other compensatory payment shall not be payable prior to the earlier of (i) the expiration of the six-month period measured from the date of the Holder's Termination of Service, or (ii) the date of the Holder's death. To the extent applicable, the Plan, the Program and any Award Agreements shall be interpreted in accordance with Section 409A. Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Administrator determines that any Award may be subject to Section 409A, the Administrator may (but is not obligated to), without a Holder's consent, adopt such amendments to the Plan and the applicable Program and Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Administrator determines are necessary or appropriate to (A) exempt the Award from Section 409A and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (B) comply with the requirements of Section 409A and thereby avoid the application of any penalty taxes under Section 409A. The Company makes no representations or warranties as to the tax treatment of any Award under Section 409A or otherwise. The Company shall have no obligation under this Section 12.10 or otherwise to take any action (whether or not described herein) to avoid the imposition of taxes, penalties or interest under Section 409A with respect to any Award and shall have no liability to any Holder or any other person if any Award, compensation or other benefits under the Plan are determined to constitute non-compliant, "nonqualified deferred compensation" subject to the imposition of taxes, penalties and/or interest under Section 409A.

12.11 <u>Unfunded Status of Awards</u>. The Plan is intended to be an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Holder pursuant to an Award, nothing contained in the Plan or any Program or Award Agreement shall give the Holder any rights that are greater than those of a general creditor of the Company or any Subsidiary.

12.12 <u>Indemnification</u>. To the extent permitted under Applicable Law and the Organizational Documents, each member of the Administrator shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; <u>provided</u> he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Organizational Documents, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

12.13 <u>Relationship to other Benefits</u>. No payment pursuant to the Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except to the extent otherwise expressly <u>provided</u> in writing in such other plan or an agreement thereunder.

12.14 <u>Expenses</u>. The expenses of administering the Plan shall be borne by the Company and its Subsidiaries.

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Bio-Rad Laboratories, Inc.
1000 Alfred Nobel Drive
Hercules, California 94547